As confidentially submitted to the Securities and Exchange Commission on December 28, 2018
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
____________________________________
WeWork Companies Inc.
(Exact name of registrant as specified in its charter)
____________________________________

Delaware (State or other jurisdiction of incorporation or organization)	7380 (Primary Standard Industrial Classification Code Number)	46-2918595 (I.R.S. Employer Identification Number)
____________________________________
115 West 18th Street
New York, New York 10011
Telephone: (646) 491-9060

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
____________________________________
Jennifer Berrent
Chief Operating Officer and Chief Legal Officer
Jared DeMatteis
General Counsel
115 West 18th Street
New York, New York 10011
Telephone: (646) 491-9060
____________________________________
With copies to:
Graham Robinson
Ryan J. Dzierniejko
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
Telephone: (212) 735-3000
Facsimile: (212) 735-2000
____________________________________
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer”, “accelerated filer”, and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
____________________________________
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, par value $0.001 per share

(1)	Includes shares of Class A common stock that the underwriters have the option to purchase to cover overallotments, if any.

(2)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457 under the Securities Act of 1933.
The Registrant hereby amends this Registration Statement on such date as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated December 28, 2018
The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Prospectus
          Shares
WeWork Companies Inc.
Class A Common Stock
This is an initial public offering of Class A common stock by WeWork Companies Inc. The estimated initial public offering price is between $              and $            per share.
We intend to apply to list our Class A common stock on the            (the “          ”) under the symbol “WE”.
Upon completion of this offering, we will have two classes of authorized common stock: Class A common stock and Class B common stock, referred to together in this prospectus as our common stock. The rights of the holders of the shares of Class A common stock and Class B common stock are generally identical, except with respect to voting and conversion. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to ten votes per share and is automatically convertible into one share of Class A common stock under certain circumstances, including in connection with certain transfers to third parties. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise set forth in this prospectus or as required by applicable law. Outstanding shares of Class B common stock will represent approximately          % of the total voting power of our outstanding capital stock upon completion of this offering (or approximately          % of the total voting power of our outstanding capital stock if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). Adam Neumann, our Co-Founder and Chief Executive Officer, will hold or have the ability to control approximately          % of the total voting power of our outstanding capital stock upon completion of this offering (or approximately          % of the total voting power of our outstanding capital stock if the underwriters exercise in full their option to purchase additional shares of our Class A common stock).
We are an “emerging growth company” under the federal securities laws. As a result, we have elected to be subject to reduced public company reporting requirements.
Following this offering, we will be a “controlled company” within the meaning of the corporate governance rules of the        . See “Management – Director independence”.
Investing in our Class A common stock involves risks. See “Risk factors” beginning on page 16.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price		$(1)
Underwriting discounts and commissions(2)		$(1)
Proceeds to us, before expenses		$(1)

(1)	Assumes no exercise of the underwriters’ option to purchase additional shares of our Class A common stock described below.

(2)	See “Underwriting” for a description of compensation payable to the underwriters and estimated offering expenses.
We have granted the underwriters an option for a period of 30 days to purchase from us up to           additional shares of our Class A common stock at the initial public offering price, after deducting underwriting discounts and commissions. See “Underwriting”.
The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on          , 20   .
The date of this prospectus is             , 20    .

Table of contents

_____________________
You should rely only on the information contained in this prospectus or contained in any free writing prospectus that we have filed with the Securities and Exchange Commission (the “SEC”). Neither we nor the underwriters have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus that we have filed with the SEC. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, our Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our Class A common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States.

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About this prospectus
Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “we”, “our”, “us”, “the Company” and “our company” refer to WeWork Companies Inc. and its consolidated subsidiaries.
Any totals of the key performance indicators presented as of a period end reflect the count as of the first day of the last month in the period. First-of-the-month counts are used because the economics of those counts generally impact the results for that monthly period, and most move-ins and openings occur on the first of the month. Certain amounts, percentages and other figures presented in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals, dollars or percentage amounts of changes may not represent the arithmetic summation or calculation of the figures that precede them.
This prospectus contains references to our trademarks, trade names and service marks and to those belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ® or ™ symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other companies’ trademarks, trade names or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
This prospectus contains industry, market and competitive position data that is based on industry publications and studies conducted by independent third parties that we believe to be reliable. However, we have not independently verified market and industry data from third-party sources and the accuracy and completeness of this information cannot be guaranteed. In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to a source of this type of data in any paragraph, you may assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires. Forecasts and projections are based on historical market data and other third-party sources, and forecasted or projected amounts may not be achieved. Forward-looking information obtained from third-party sources is subject to the same qualifications and the uncertainties regarding the other forward-looking statements in this prospectus. See “Risk factors” and “Cautionary note regarding forward-looking statements”.
Certain definitions
As used in this prospectus, unless the context otherwise requires, the following key terms are defined as follows:
“Desks” — The estimated number of desks available for sale and immediate use for any given date, plus the estimated capacity of “hot desks” (access to any available desk at a designated location) at each location. Desks represent management’s best estimate of desk capacity at a location based on our desk inventory management system and/or sales layouts and are not meant to represent actual counts of desks at our locations. Actual desks in a location can differ from management estimates for a number of reasons including, but not limited to, some Enterprise Members reconfiguring their offices to include fewer desks or conversions by Enterprise Members of their offices into a conference room they can use. Hot desk capacity is estimated on a location by location basis by a community manager based on the characteristics and distinct local personality of the relevant community, and a community manager in a given location may choose to change the hot desk capacity in that location at any time. Desks also may not be comparable from period to period as a result of changes in the use of space or changes in layouts and floor plans. As presented in this prospectus, “Desks” are rounded to the nearest thousand.
“Enterprise Member” — An organization with 1,000 or more full-time employees and at least one WeWork Membership. There is no minimum number of Desks that an organization needs to reserve in order to be considered an Enterprise Member.
“Enterprise Membership Percentage” — The percentage of our total WeWork Memberships attributable to Enterprise Members. Enterprise Membership Percentage is presented as a percentage of our total WeWork Memberships.

“Locations” — The physical number of buildings (or group of buildings to the extent they are marketed as a single branded place) from which there is workspace available for sale to members. We assess the performance of our locations differently based on whether the revenues and expenses of the location are consolidated within our results of operations (“Consolidated Locations”) or whether the revenues and expenses of the location are not consolidated within our results of operations but we are entitled to a management fee for our advisory services (“Branded Locations”). The term “locations” includes only Consolidated Locations when used in “Management’s discussion and analysis of financial condition and results of operations—Consolidated results of operations” and includes both Consolidated Locations and Branded Locations when used elsewhere in this prospectus.
“Mature Locations” — Locations that have been open for member operations for more than 18 months. We assess the performance of these locations differently from the performance of locations that have been open for member operations for 18 months or less (“Non-Mature Locations”) and locations that have not yet opened for member operations (“Pre-Open Locations”).
“Memberships” — The cumulative number of WeWork Memberships and We Memberships. Memberships can differ from the number of individuals using WeWork’s space for a number of reasons, including members utilizing space for fewer individuals than the space was designed to accommodate. Memberships presented are shown rounded to the nearest thousand.
“Occupancy Rates” — WeWork Memberships divided by Desks in a Location. Occupancy Rates are a way of measuring how full our workspaces are. The occupancy rate for Mature Locations, Non-Mature Locations or Locations is calculated by dividing WeWork Memberships attributable to Mature Locations, Non-Mature Locations or Locations by the number of Desks in Mature Locations, Non-Mature Locations or Locations, respectively.
“WeWork Memberships” — Physical memberships that permit the beneficiary to occupy a designated area of space at a WeWork location. The space occupied could be a dedicated office area (i.e., a desk), a shared office area or a common area that is accessed on a first come, first served basis (i.e., a “hot desk”).
“We Memberships” — Virtual memberships which provide user login access to the WeWork member network on-line or through our mobile application as well as access to our service offerings and the right to reserve space on an à la carte basis, among other benefits. Each We Membership is considered to be one Membership.
Non-GAAP financial measures
To evaluate the performance of our business, we rely on both our results of operations recorded in accordance with GAAP and certain non-GAAP financial measures, including Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA before Growth Investments, Adjusted EBITDA before Growth Investments Margin, Community Adjusted EBITDA and Community Adjusted EBITDA Margin. These measures, as defined below, are not defined or calculated under principles, standards or rules that comprise GAAP. Accordingly, the non-GAAP financial measures we use and refer to should not be viewed as a substitute for net loss or any other performance measure derived in accordance with GAAP or as a substitute for cash flows from operating activities as a measure of liquidity, and we encourage you not to rely on any single financial measure to evaluate our business, financial condition or results of operations. Our definitions of Adjusted EBITDA and the other metrics described below are specific to our business, and you should not assume that they are comparable to similarly titled financial measures of other companies.
In addition to helping us evaluate the performance of our business, we believe that these non-GAAP metrics are also used by our bondholders and other investors to measure the performance of our business. We are also required to report Adjusted EBITDA, Adjusted EBITDA before Growth Investments and Community Adjusted EBITDA to the holders of our senior notes under the indenture governing our senior notes. However, Adjusted EBITDA, Adjusted EBITDA before Growth Investments and Community Adjusted EBITDA have limitations as analytical tools and should not be considered in isolation or as a substitute for analyzing our results as reported under GAAP. Some of these limitations are:

•	they do not reflect changes in, or cash requirements for, our working capital needs;

•	they do not reflect our interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	they do not reflect our tax expense or the cash requirements to pay our taxes;

•	they do not reflect historical capital expenditures or future requirements for capital expenditures or contractual commitments;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and these metrics do not reflect any cash requirements for such replacements;

•
Adjusted EBITDA before Growth Investments and Community Adjusted EBITDA do not reflect our sales and marketing expenses, growth and new market development expenses, and pre-opening community expenses, although we will need to maintain some level of sales and marketing expenses even with respect to our Mature Locations, and all of these expenses are important to our ability to execute our strategy and grow our business; and

•	Community Adjusted EBITDA does not reflect our general and administrative expenses, although those expenses support all our operations, including at the level of each workspace community.
Adjusted EBITDA and Adjusted EBITDA Margin
Adjusted EBITDA is defined as net loss before income tax (benefit) provision, interest and other (income) expense, depreciation and amortization expense, Adjustments for Impact of Straight-lining of Rent (defined below), stock-based compensation expense and expense related to stock-based payments for services rendered by consultants. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of total revenue.
Our most significant operating expense is rent expense. We evaluate rent expense recognized on a straight-line basis over the life of the lease term in accordance with GAAP based on three key components, including Rent Contractually Paid or Payable, Adjustments for Impact of Straight-lining of Rent and the Amortization of Lease Incentives as defined below. Adjusted EBITDA and all of our other non-GAAP metrics discussed below include the impact of Rent Contractually Paid or Payable and Amortization of Lease Incentives but add back Adjustments for Impact of Straight-lining of Rent.

•
“Rent Contractually Paid or Payable” for each period presented represents cash payments for base and contingent rent payable under our lease agreements, recorded on an accrual basis of accounting, regardless of the timing of when such amounts were actually paid. A substantial majority of our lease agreements contain provisions for rent holidays/free rent and rent escalation clauses.

•	“Adjustments for Impact of Straight-lining of Rent” represents the non-cash adjustment to record rent holidays and rent escalation clauses on a straight-line basis over the term of the lease.

•
“Amortization of Lease Incentives” represents the amortization of cash received for tenant improvement allowances and broker commissions. Generally, a portion of the cost of leasehold improvements is reimbursed to us by our landlords as a tenant improvement allowance. We may also receive a broker commission for negotiating certain of the our leases. When contractually due to us, these amounts are recorded as deferred rent on the consolidated balance sheet and are amortized on a straight-line basis over the lease term as a credit/benefit to rent expense.

Rent expense excluding Adjustments for Impact of Straight-lining of Rent is referred to as “Adjusted Rent”.
Straight-line rent is added back in our non-GAAP metrics because our leases are all long term, typically in excess of 10 years, and this adjustment typically represents a significant non-cash expense in the earlier portion of the life of a lease and is not reflective of our leases’ current cash obligations, which also typically include step-ups in rent. Management believes that adding back this amount provides a useful supplemental measure of operating performance. Adjusted EBITDA does not deduct the benefit recognized from the Amortization of Lease Incentives as we view the lease incentives received, in connection with our asset-light strategy, as a financing decision. The cash we receive is used to offset the significant capital expenditure investments we make in building our communities. We have chosen to finance a portion of our capital expenditures through the advance of significant tenant improvement allowances from our landlords. Had we made the decision to instead finance that portion of our capital expenditures through a traditional loan or through drawings under our Senior Credit Facility, our monthly rent expense for that location would likely be reduced, and those payments could instead be used to pay down principal and interest on the loan, which payments would not have impacted our Adjusted EBITDA calculation. As a result, management believes including the Amortization of Lease Incentives results in a useful supplemental measure of operating performance that is neutral regarding the financing decisions made with respect to our capital expenditures. We believe the inclusion of Amortization of Lease Incentives also helps increase comparability when comparing locations across our portfolio, as in some cases we are not able to negotiate a tenant improvement allowance into the terms of our leases, and these types of arrangements are not as common in certain areas of the world where we are opening new locations.
When used in conjunction with GAAP financial measures, Adjusted EBITDA and Adjusted EBITDA Margin are supplemental measures of operating performance that we believe are useful measures to facilitate comparisons to historical performance and competitors’ operating results. Adjusted EBITDA is also a key metric used internally by our management to evaluate performance and develop internal budgets and forecasts.
Adjusted EBITDA before Growth Investments and Adjusted EBITDA before Growth Investments Margin
We also use Adjusted EBITDA before Growth Investments as an additional supplemental measure of our operating performance. Adjusted EBITDA before Growth Investments represents our Adjusted EBITDA further adjusted to remove other revenue and expenses (other than revenue that relates to management fee income from advisory services provided to Branded Locations) and what we refer to as “Growth Investments”, which are sales and marketing expenses, growth and new market development expenses and pre-opening community expenses. Adjusted EBITDA before Growth Investments Margin measures Adjusted EBITDA before Growth Investments as a percentage of total membership and service revenue and management fee income from advisory services provided to Branded Locations.
We use Adjusted EBITDA before Growth Investments to evaluate the core operating performance of our locations, inclusive of community support functions and our general and administrative expenses that support our current portfolio, without the additional Growth Investments that we believe will fuel our future growth and are more variable and discretionary in nature. Adjusted EBITDA before Growth Investments includes the impact of general and administrative expenses (other than stock-based compensation expense for our employees, stock-based payments for services rendered by consultants and Adjustments for Impact of Straight-lining of Rent). Given our existing footprint and our visibility into the size, quality and reach of our real estate pipeline, we have already established a strong corporate infrastructure, comprised primarily of our legal, finance, digital technology and human resources departments, to support our global expansion, and Adjusted EBITDA before Growth Investments includes the impact of these items. As WeWork continues to grow, we expect to achieve economies of scale within these departments and as a result expect our Adjusted EBITDA before Growth Investments Margin to increase over time.
Given the level of investments we have made in our expansion and marketing to support future growth and future increases in Desks, we believe Adjusted EBITDA before Growth Investments is a useful measure in evaluating our core operating performance because it removes the impacts of these significant Growth Investments. Additionally, because pre-opening community expenses are incurred with respect to a particular location prior to its opening for member operations, we believe they are not indicative of our ongoing core operating performance.
Community Adjusted EBITDA and Community Adjusted EBITDA Margin
We use Community Adjusted EBITDA and Community Adjusted EBITDA Margin as additional supplemental measures of performance. Community Adjusted EBITDA represents our Adjusted EBITDA before Growth Investments further adjusted to remove general and administrative expenses. Community Adjusted EBITDA Margin measures Community Adjusted EBITDA as a percentage of total membership and service revenue and management fee income from advisory services provided to Branded Locations. We use these metrics as a way of analyzing the

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core operating performance of our locations, inclusive of community support functions but excluding the impact of general and administrative expenses, which are not incurred at the location level and do not relate directly to the operation of our communities. We believe the use of these metrics enables greater comparability of the operating performance of our locations from period to period.

Prospectus summary
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding whether to purchase our Class A common stock in this offering. You should read the entire prospectus carefully, including the sections titled “Risk factors” and “Cautionary note regarding forward-looking statements”, before making an investment decision.
Our mission
Our mission is to create a world where people work to make a life, not just a living.
Who we are
WeWork is a global “Space-as-a-Service” platform, providing our members with beautiful, open spaces that increase productivity, innovation and connection. We believe we have reinvented the way physical space is utilized by turning office spaces into vibrant work environments that foster a sense of community, where companies and people can grow together. Our platform provides our members with a complete, one-stop solution for their space needs. The broad appeal of our platform and brand has attracted a diverse member base and has enabled us to achieve significant scale in a short period of time, with total memberships growing at a 140% compound annual growth rate (“CAGR”) from September 1, 2014 to September 1, 2018. As of September 1, 2018, we had approximately 319,000 memberships across 335 locations in 24 countries.
We believe there is a fundamental disconnect between the rigidity of traditional office environments and the evolving needs of today’s workforce. While companies are increasingly looking to create spaces that foster collaboration among their employees, these companies do not have the expertise to efficiently transform their spaces into dynamic environments for creativity, focus and connection.
We have pioneered the “Space-as-a-Service” category and have created a platform that provides a complete solution for our members’ space needs. We leverage our technology and core competencies in design, construction and community-building to allow our members to outsource all of their real estate needs to us. We deploy these competencies at scale to create dynamic, lively environments that offer a comprehensive suite of tools our members need to easily and affordably run their businesses. From design details to weekly networking events, our locations promote collaboration and a sense of community that are difficult to replicate.
Through our WeWork offering, we provide our members with a complete solution for the space, services and community they need to pursue their passions. We deliver an array of amenities, such as high-speed internet, conference rooms, printing, IT services and craft beverages on tap. Our members also have exclusive access to unique events and opportunities as well as a variety of services through our partners, which range from discounted rates on payroll services and health benefits to deals on clothing and gym memberships. We pride ourselves on providing solutions for all of our members, whether they are small startups looking for on-demand access to meeting rooms, medium-sized businesses looking for custom-designed headquarters, or Fortune 500 companies seeking our expertise in redesigning their existing office spaces. Through our platform, we are able to cater to the needs of our members across their business lifecycles.
We are relentlessly member-centric in everything we do. We aim to evolve our offerings beyond our core WeWork offering to foster a comprehensive, frictionless “human” experience across all aspects of our members’ lives. By serving hundreds of thousands of members from organizations all over the world and by leveraging our scale and technological capabilities, we have gathered valuable insights into our members’ needs, including those that extend beyond work. Through our WeWork Ventures, including in education, wellness and retail, we provide our members with opportunities to learn, congregate, grow and thrive professionally and personally.
As our platform and brand have evolved, we have been able to attract members at all stages of development, ranging from startups, freelancers and nonprofit organizations, to large multi-national enterprises. As of September 1, 2018, approximately 30% of the Global Fortune 500 were either existing Enterprise Members or had signed future commitments with us, and 29% of WeWork Memberships were attributable to Enterprise Members.

For the year ended December 31, 2017, we had membership and service revenue of $866.4 million, a net loss of $(933.5) million and Community Adjusted EBITDA of $233.1 million. See “—Summary consolidated financial and operating information—Other key financial measures” for a reconciliation of non-GAAP measures to the most comparable GAAP measures.
Our opportunity
Several macro trends are driving a disruption in work environments globally, resulting in a large and growing opportunity for alternative real estate solutions. Our opportunity is being shaped by the following macro drivers:
Evolving workspaces.    Companies are increasingly focusing on the workplace as an important factor in employee productivity, collaboration and retention. Most companies, regardless of size, do not have expertise in the optimization and “humanization” of office space, and are increasingly turning to external providers that can offer a customized work environment for their needs.
Fixed cost reduction.    Real estate is a large fixed cost for most companies. Businesses of all sizes are looking for flexible, lower-cost workspaces that improve efficiency, with 51% of businesses reporting a desire to reduce occupancy costs according to a MindMetre survey published in a 2017 report by JLL Global Research. Flexible workspace arrangements allow organizations to enter into short-term arrangements and adjust their footprints over time to match their business needs. We expect companies will continue to explore solutions that turn more of the fixed cost of office space into a variable cost.
Urbanization.    Large populations, led primarily by millennials, are moving to major urban centers in pursuit of economic opportunities. According to a United Nations study, 55% of the world’s population today lives in urban areas, a proportion that is expected to increase to 68% by 2050. Increased population density puts pressure on urban infrastructure and resources, leading to higher real estate prices in many areas and rising demand for innovative solutions that can accommodate this ongoing shift.
Technology-enabled workspaces.    The workplace has changed dramatically in the past few decades as technology, management practices and the way people work have evolved. Today’s mobile- and technology-oriented workforce benefits from office spaces that serve as collaborative hubs, where employees can interact with one another spontaneously, yet efficiently. Modernizing the workplace requires deep knowledge around design, construction and operation of real estate, as well as technological tools that analyze space utilization and enable real-time alterations as needed.
We believe we are positioned to capture meaningful market share given our critical mass in key markets and our proven, highly scalable business model. As we expand our offerings to cater to a broader range of needs, we expect to broaden our total market beyond real estate as we enter adjacent markets.
Our platform
Our platform supports high-energy environments and promotes collaboration both within members’ organizations and across the broader WeWork community. Our unique environments foster a sense of belonging for our members, provide them with a complete solution for their space needs and empower them to do their best work.
Memberships
Memberships offer different levels of space access and include amenities, such as private phone booths, high-speed internet, printing and copying, mail and packaging handling, front desk services, 24/7 building access, fresh fruit and micro-roasted coffee.
We currently offer the following WeWork products:
Off-the-shelf

◦	Shared workspace: Either a flexible, unassigned “hot desk” in a common area, or a dedicated desk in a shared office; both options provide single location access.

◦	Private office: An enclosed, secure office that can accommodate teams of any size. Furnished with one or more desks along with chairs and filing cabinets.
Custom

◦
Office suite: An upgraded private office, often including dedicated private meeting rooms, lounges and executive offices accessible only by the member’s employees. These spaces can also include custom outfitting and branding.

◦	HQ by WeWork: A standalone, private office space with no shared space. These workspaces are often customized and branded to meet the needs of our members.
Global access

◦
We Membership: À la carte access to our network of workspaces without a dedicated desk or office on a pay-as-you-go basis. We Memberships include access to our member network, including to all community events, networking tools and standard amenities.

TOTAL MEMBERSHIPS

WeWork Memberships
We Memberships
+107% YoY
128K
8K
120K
154K
10K
144K
186K
12K
174K
220K
13K
207K
268K
14K
254K
319K
22K
297K
2Q '17
3Q '17
4Q '17
1Q '18
2Q '18
3Q '18

Note:   All amounts and calculations derived therefrom show Memberships rounded to the nearest thousand. See “Certain definitions” for further information on Memberships.
WeWork Ventures
These products and services complement our core space offerings and enhance our member experience:
Powered by We
In 2017, we launched Powered by We, a plug-and-play office solution that leverages our design, construction and building operation expertise for companies that are looking to “bring the WeWork experience in-house.” Companies choose this option because they already own or lease office space and want to leverage our know-how to develop a high-performance workplace. We conduct detailed diligence on our clients’ goals, existing office space, amenities and future needs before we design and build the floors. Once our client occupies the space, we often have a dedicated on-site community manager to ensure the workplace initiative is successful. We also continue to provide building management services and utilize our proprietary technology to enhance our clients’ experience.
Other WeWork Ventures
We seek to humanize all aspects of our members’ lives: how we work, live, love, congregate, grow and play. Having achieved great success with physical spaces, we aim to continue utilizing our data insights to extend our platform and elevate our member experience beyond work. By incubating or acquiring additional offerings, we enable our members to do what they love in every aspect of their lives. Our other WeWork Ventures include:

•
The Flatiron School - Acquired in 2017, Flatiron is a software programming education platform that offers online and offline classes to professionals looking to further their careers in the technology sector.

•	Meetup - Acquired in 2017, Meetup is a subscription-based online platform that facilitates in-person meetings, social gatherings, seminars and networking events across a variety of topics.

•	Conductor - Acquired in 2018, Conductor is a marketing technology platform that offers marketing intelligence and search engine optimization tools.

•	WeLive - Launched in 2016, WeLive is residential shared living space.

•	Rise by We - Launched in 2017, Rise by We is a health and wellness center.

•	WeGrow - Launched in 2018, WeGrow is an entrepreneurial charter school.
Our WeWork members
We have grown from 7,000 memberships as of March 1, 2014, to approximately 319,000 memberships spanning 335 locations across 83 cities in 24 countries as of September 1, 2018. Our WeWork members represent a diverse range of industries, ages and geographies. Our workplaces are desirable options for companies of all sizes, from freelancers and small companies who benefit from our network and on-demand access to space, to mid-sized companies and Fortune 500 organizations that appreciate access to the amenities, events and services we offer as well as the ability to reduce their fixed costs.
Through WeWork Labs, we offer services tailored to provide holistic, long-term support to startup companies. To enhance our offering for small-to-medium-sized businesses, we launched “HQ by WeWork” in August 2018. In addition, we have found that larger companies are looking for an efficient, flexible and scalable office space solution, and we intend to continue expanding our offerings to increase our penetration with these valuable Enterprise Members. As of September 1, 2018, approximately 30% of the Global Fortune 500, including companies like Microsoft, Facebook, Amazon and General Motors, were either existing Enterprise Members or had signed future commitments with us.

ENTERPRISE MEMBERSHIPS

Enterprise Memberships
Enterprise Membership Percentage
9%
10%
11%
14%
17%
20%
23%
24%
25%
29%
5K
7K
9K
13K
20K
29K
40K
49K
63K
85K
2Q '16
3Q '16
4Q '16
1Q '17
2Q '17
3Q '17
4Q '17
1Q '18
2Q '18
3Q '18

Our strengths
First-mover advantage with globally recognized brand and critical mass in attractive markets. We have developed a strong global presence with a community spanning 335 locations, 83 cities, 24 countries and five continents as of September 1, 2018. Our widely renowned brand has enabled us to acquire members efficiently and benefit from favorable tenant improvement arrangements.
Diverse and expanding membership base. We have a broad base of memberships across geographies, industries and company sizes. We have rapidly grown our membership base from 7,000 as of March 1, 2014 to approximately 319,000 as of September 1, 2018. Enterprise Members have become our fastest growing member type and tend to sign longer term agreements with us across multiple locations, bolstering our visibility into revenue and cash flows.
Compelling value proposition for all types of members. We offer a range of space solutions that cater to members across the lifecycles of their businesses and allow for members and their businesses to grow with us. We provide tangible cost benefits to our members, as we believe the cost per employee at a WeWork location is lower than the cost per employee under a standard lease, and we partner with third-parties to offer value-add services at discounted rates.
Proprietary technology and focus on innovation. We have invested heavily in creating a tech-enabled infrastructure that allows us to scale efficiently and uniquely design and operate our workspaces. We use technology we have developed in-house, as well as tools we have acquired, to enable a better, more streamlined experience for our members.
Growing fleet combined with proven and highly scalable business model. Our scalable business model is a significant competitive advantage and allows for global expansion with minimal upfront capital expenditures. We strategically cluster our locations to achieve economies of scale and to fuel strong network effects. Once built, our buildings yield unit economics that continue to improve over time.
Positioned to serve the market in both expanding and contracting business cycles. We are very selective in choosing our locations and target areas that tend to be more conducive to scalability and more resilient to economic cycles. In addition, our ability to withstand a downturn is enhanced by the diversification of our member base with Enterprise Members, our fastest growing member group, who tend to sign longer term agreements for bulk memberships. Also, we believe that we have various levers we can pull to manage our costs, as many of our significant costs are variable and related to growth.
Founder-led management team with experience building large platforms. We are led by our visionary co-founder, Adam Neumann, and our management team has a proven track record of leading successful tech-enabled services businesses.
Our growth strategies

•	Continue to expand our global footprint and deepen our market penetration

•	Enhance and extend our service offerings

•	Continue to grow our Enterprise Member base

•	Seek out alternative partnerships with landlords

•	Continue to invest in technology to optimize the way we program space

Risk factors
Our business is subject to a number of risks and uncertainties, as more fully described under “Risk factors” in this prospectus. These risks could materially and adversely impact our business, financial condition, results of operations and prospects, which could cause the trading price of our Class A common stock to decline and could result in a loss of all or part of your investment. Some of these risks include:

•	the sustainability of our rapid growth and our ability to manage our growth effectively;

•	the success of our business strategy, including our plans to enter into regions and product and service markets in which we have little or no experience;

•	our ability to achieve profitability at a company level in light of our history of losses;

•	our ability to retain existing members and attract new members;

•	our ability to open new locations with satisfactory arrangements in sufficient numbers or at sufficient rates to continue the future growth of our member base and our business;

•	risks related to operating in foreign jurisdictions;

•	our ability to maintain the value and reputation of our brand; and

•	the success of our strategic partnerships.
Implications of being an emerging growth company
We currently qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As an emerging growth company, we are permitted to rely on exemptions from certain disclosure and other requirements that are applicable to other public companies that are not emerging growth companies. In particular, in this prospectus, we have taken advantage of certain reduced disclosure obligations that apply to emerging growth companies regarding the provision of selected financial data and executive compensation arrangements. We will also take advantage of the extended transition period for complying with new or revised accounting standards available to emerging growth companies. Accordingly, the information contained in this prospectus may be different from the information you might receive from other public companies. Our status as an emerging growth company will end on the last day of the fiscal year in which we have $1.07 billion or more in annual revenue. We expect that our revenues for 2018 will be in excess of $1.07 billion. As a result, we expect that we will cease to qualify as an emerging growth company after the completion of this offering and will no longer be eligible for the exemptions from disclosure provided to an emerging growth company.
Our principal stockholder and our status as a controlled company
Following the completion of this offering, as a result of his share ownership, together with his voting arrangements with certain stockholders, Adam Neumann, our Co-Founder and Chief Executive Officer, will be able to exercise voting control with respect to an aggregate of              shares of our Class A common stock and             shares of our Class B common stock, representing approximately          % of the total voting power of our outstanding capital stock (or approximately           % of the total voting power of our outstanding capital stock if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). Accordingly, Adam will continue to have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors.
Because Adam will control a majority of our outstanding voting power, we will be a “controlled company” under the corporate governance rules for           -listed companies. Therefore, we may elect not to comply with certain corporate governance standards, such as the requirement that our board of directors have a compensation committee composed entirely of independent directors. For at least some period following completion of this offering, we intend to take advantage of these exemptions.

Corporate information
Our predecessor was originally organized on March 23, 2010. On October 8, 2011, our predecessor transferred all of its assets to WeWork Companies LLC, a Delaware limited liability company. On May 30, 2013, WeWork Companies LLC converted into WeWork Companies Inc., a Delaware corporation and the issuer of the shares of Class A common stock being offered in this offering.
Our principal executive offices are located at 115 West 18th Street, New York, New York 10011, and our telephone number is (646) 491-9060. Our website address is www.wework.com. Information contained on, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference.

The offering

Shares offered by us in this offering:

Class A common stock	shares.

Option to purchase additional shares of Class A common stock	shares.

Shares to be outstanding upon completion of this offering:

Class A common stock	shares (or shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock).

Class B common stock	shares.

Voting rights:

Class A common stock
One vote per share, representing, in the aggregate, approximately         % of the combined voting power of our capital stock outstanding upon completion of this offering (or         % if the underwriters exercise in full their option to purchase additional shares of our Class A common stock).

Class B common stock
10 votes per share, representing, in the aggregate, approximately          % of the combined voting power of our capital stock outstanding upon completion of this offering (or          % if the underwriters exercise in full their option to purchase additional shares of our Class A common stock).

Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise set forth in this prospectus or as required by applicable law. Adam Neumann, our Co-Founder and Chief Executive Officer, will hold or have the ability to control approximately          % of the total voting power of our outstanding capital stock upon completion of this offering (or approximately          % of the total voting power of our outstanding capital stock if the underwriters exercise in full their option to purchase additional shares of our Class A common stock) and will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors. See “Description of capital stock”.

Conversion rights:

Class A common stock	Our Class A common stock is not convertible into any other class of shares, including our Class B common stock.

Class B common stock
Our Class B common stock is convertible into shares of our Class A common stock on a one-for-one basis at the option of the holder. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, except for certain transfers described in our restated certificate of incorporation. See “Description of capital stock—Class A common stock and Class B common stock—Conversion” for more information.

Use of proceeds
Assuming an initial public offering price of $           per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our Class A common stock in this offering will be $              (or $              if the underwriters exercise in full their option to purchase additional shares of our Class A common stock), after deducting underwriting discounts and commissions and estimated offering expenses.
We currently intend to use the net proceeds of this offering for general corporate purposes, including, but not limited to, investments and capital expenditures in connection with our expansion into domestic and international markets and additional product and service offerings and for working capital purposes. Pending their use, we intend to invest the net proceeds of this offering in short term, investment grade, interest bearing instruments or hold them as cash. See “Use of proceeds”.

Dividends	We do not expect to pay dividends on our Class A common stock or our Class B common stock in the foreseeable future. See “Dividend policy” and “Description of indebtedness”.

Listing	We intend to apply to list our Class A common stock on the under the trading symbol “WE”.

Risk factors	Investing in our Class A common stock involves risks. See “Risk factors” for a discussion of certain factors that you should carefully consider before making an investment decision.
The number of shares of Class A common stock and Class B common stock to be outstanding upon completion of this offering is based on               shares of Class A common stock and               shares of Class B common stock to be outstanding immediately prior to the completion of this offering. Unless otherwise noted, these references exclude:

•	shares of Class A common stock issuable upon the exercise of stock options outstanding as of , 2018 at a weighted average exercise price of $ per share;

•	shares of Class B common stock issuable upon the exercise of stock options outstanding as of , 2018 at a weighted average exercise price of $ per share;

•	shares of Class A common stock issuable upon the exercise of warrants outstanding as of , 2018 at an exercise price of $13.12 per share;

•	shares of Class A common stock issuable upon the exercise of warrants outstanding as of , 2018 at an exercise price of $0.001 per share;

•	shares of Class A common stock issuable upon the exercise of restricted stock units outstanding as of , 2018 at a weighted average exercise price of $ per share; and

•
              shares of Class A common stock reserved for future issuance under the new equity incentive plan we intend to adopt prior to the completion of this offering. See “Executive and director compensation—WeWork Companies Inc. 2019 Omnibus Incentive Plan”.

Unless otherwise indicated, the information contained in this prospectus is as of the date set forth on the cover of this prospectus and assumes:

•	no exercise of the outstanding options or warrants described above;

•	the conversion of a convertible promissory note held by SB WW Holdings (Cayman) Limited into shares of Class A common stock, which will occur upon completion of this offering;

•	the conversion of a convertible promissory note held by one of our other investors into shares of Series C preferred stock, which will occur upon completion of this offering;

•
the conversion of all our outstanding Series A, Series B, Series C, Series D-1, Series D-2, Series E, Series F and Series G preferred stock (collectively, our “senior preferred stock”), and all of our Series AP-1 and Series AP-2 preferred stock (collectively, our “acquisition preferred stock”), into shares of Class A common stock, which will occur upon completion of this offering;

•
the conversion of all of our outstanding junior preferred stock into an aggregate of           shares of Class B common stock (based on an assumed initial offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus), which will occur upon completion of this offering;

•	a -for-one reverse split of our Class A common stock and Class B common stock, which will occur upon completion of this offering;

•	the filing of our restated certificate of incorporation and the effectiveness of our amended and restated bylaws in connection with this offering;

•	an initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus; and

•	that the underwriters’ option to purchase additional shares of our Class A common stock is not exercised.

Summary consolidated financial and operating information
The following summary consolidated financial information for the years ended December 31, 2016 and 2017 and as of December 31, 2017 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”), and are presented in U.S. dollars. Our historical results are not necessarily indicative of the results to be expected for any future period.
The information presented below should be read in conjunction with the information under “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Year Ended December 31,
(Amounts in thousands, except share and per share data)	2016	2017
Consolidated statement of operations information:
Revenue:
Membership revenue	$414,531	$822,092
Service revenue	19,824	44,346
Other revenue	1,744	19,566
Total revenue	436,099	886,004
Expenses:
Community operating expenses (1)	433,167	814,782
Other operating expenses (1)	—	1,677
Pre-opening community expenses	115,749	131,324
Sales and marketing	43,428	143,424
Growth and new market development	35,731	109,719
General and administrative expenses (2)	115,346	454,020
Depreciation and amortization	88,952	162,892
Total expenses	832,373	1,817,838

Loss from operations	(396,274)	(931,834)
Interest and other income (expense), net	(33,400)	(7,387)
Pre-tax loss	(429,674)	(939,221)
Income tax benefit (provision)	(16)	5,727
Net loss	(429,690)	(933,494)
Net loss attributable to noncontrolling interests	—	49,500
Net loss attributable to WeWork Companies Inc.	$(429,690)	$(883,994)
Net loss per share attributable to Class A and Class B common stockholders: (3)
Basic	$(2.66)	$(5.54)
Diluted	$(2.66)	$(5.54)
Weighted-average shares used to compute net loss per share attributable to Class A and Class B common stockholders, basic and diluted	161,324,940	159,689,116
Pro forma net loss per share attributable to Class A and Class B common stockholders: (3)
Basic		$(2.84)
Diluted		$(2.84)
Weighted-average shares used to compute pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted		311,203,941

(1)	Exclusive of depreciation and amortization shown separately below.

(2)	Includes stock-based compensation expense of $17.4 million and $260.7 million for the year ended December 31, 2016 and 2017, respectively.

(3)
See Note 18 to our consolidated financial statements included elsewhere in this prospectus for a description of how we compute basic and diluted net loss per share attributable to Class A and Class B common stockholders and pro forma basic and diluted net loss per share attributable to Class A and Class B common stockholders.

	As of December 31, 2017
(Amounts in thousands)	Actual	Pro forma(1)	Pro forma as adjusted(2)
Consolidated balance sheet information:
Cash and cash equivalents	$2,020,805	$	$
Total current assets	2,427,096
Property and equipment, net	2,337,092
Total assets	5,364,072
Total liabilities	2,406,511
Total convertible preferred stock	3,405,435
Total noncontrolling interests	854,577
Total equity	(1,302,451)

(1)
The pro forma balance sheet information in this table gives effect to the conversion of a convertible promissory note held by SB WW Holdings (Cayman) Limited into shares of Class A common stock, the conversion of a convertible promissory note held by one of our other investors into shares of Series C preferred stock, the conversion of all of our outstanding senior preferred stock and acquisition preferred stock into shares of Class A common stock, the conversion of all of our outstanding junior preferred stock into shares of Class B common stock and the       -for-one reverse split of our Class A common stock and Class B common stock, each of which will occur upon completion of this offering. The pro forma balance sheet information in this table also gives effect to stock-based compensation expense of approximately $        million associated with restricted stock units, for which the portion of the service period had been rendered as of               ,        . This pro forma adjustment related to stock-based compensation expense of approximately $               million has been reflected as an increase to additional paid-in capital and accumulated deficit. See Note 2 to our consolidated financial statements included elsewhere in this prospectus.

(2)
The pro forma as adjusted balance sheet information in this table gives effect to the transactions described in note (1) above as well as the issuance by us of                shares of Class A common stock in this offering at an assumed initial public offering price of $          per share, the midpoint of the price range set forth on the cover page of this prospectus, and the application of the net proceeds therefrom as described in “Use of proceeds”.

Key performance indicators
In connection with the management of our WeWork offering, we identify, measure and assess a variety of operational metrics that we refer to as key performance indicators. The principal metrics we use in managing and evaluating our business are set forth below.
Any totals of the key performance indicators presented as of a period end reflect the count as of the first day of the last month in the period. First-of-the-month counts are used because the economics of those counts generally impact the results for that monthly period, and most move-ins and openings occur on the first of the month.

	As of December 31,
	2016	2017	Change	Change %
Consolidated Locations:	111	197	86	78%
Desks	107,000	208,000	101,000	94%
Desks added during the year ended	63,000	101,000	38,000	60%
Memberships	87,000	183,000	96,000	110%
Occupancy Rate	76%	82%	6%
Enterprise Membership Percentage	11%	22%	11%
Branded Locations:	—	3	3	N/M
Desks	—	6,000	6,000	N/M
Desks added during the year ended	—	6,000	6,000	N/M
Memberships	—	3,000	3,000	N/M
Occupancy Rate	—%	57%	57%
Enterprise Membership Percentage	—%	52%	52%
Total Locations:	111	200	89	80%
Desks	107,000	214,000	107,000	100%
Desks added during the year ended	63,000	107,000	44,000	70%
Memberships	87,000	186,000	99,000	114%
Occupancy Rate	76%	81%	5%
Enterprise Membership Percentage	11%	23%	12%
Mature Locations:	34	76	42	124%

N/M = Not meaningful
Other key financial measures

	Year Ended December 31,
(Amounts in thousands, except percentages and where noted)	2016	2017
ARPPM (in ones) (1)	$7,384	$6,928
Adjusted EBITDA (2)	$(94,322)	$(193,327)
Adjusted EBITDA Margin	(21.6)%	(21.8)%
Adjusted EBITDA before Growth Investments (2)	$1,055	$49,444
Adjusted EBITDA before Growth Investments Margin	0.2%	5.7%
Community Adjusted EBITDA(2)	$95,943	$233,147
Community Adjusted EBITDA Margin	22.1%	26.9%

(1)
Average membership and service revenue per physical member (“ARPPM”) represents our membership and service revenue (other than membership and service revenue generated from the sale of WeLive memberships and related services) divided by the average of the number of WeWork Memberships associated with Consolidated Locations as of the first day of each month in the period. The total of WeLive membership and service revenue excluded was $4.9 million and $10.3 million for the years ended December 31, 2016 and 2017, respectively.

(2)	The following table reconciles our net loss to Adjusted EBITDA, Adjusted EBITDA Before Growth Investments and Community Adjusted EBITDA for the periods presented:

	Year Ended December 31,
(Amounts in thousands, except percentages)	2016	2017
Net loss	$(429,690)	$(933,494)
Income tax (benefit) provision	16	(5,727)
Interest and other (income) expense net	33,400	7,387
Depreciation and amortization	88,952	162,892
Adjustments for Impact of Straight-lining of Rent (a)	188,746	272,927
Stock-based compensation expense (b)	22,660	295,362
Stock-based payments for services rendered by consultants (b)	1,594	7,326
Adjusted EBITDA	(94,322)	(193,327)
Other revenue (c)	(1,744)	(19,106)
Other operating expenses (d)	—	1,322
Sales and marketing (d)	42,653	139,180
Growth and new market development (d)	33,245	98,336
Pre-opening community expenses (d)	21,223	23,039
Adjusted EBITDA before Growth Investments	1,055	49,444
General and administrative expenses(d)	94,888	183,703
Community Adjusted EBITDA	$95,943	$233,147

(a)
Represents the non-cash adjustment to record rent holidays and rent escalation clauses on a straight-line basis over the term of the applicable occupancy agreement. See “Non-GAAP financial measures—Adjusted EBITDA and Adjusted EBITDA Margin”.

(b)
Represents the non-cash expense of our equity compensation arrangements for our directors, executive officers, other employees and consultants. Although these expenses are non-cash expenses, we rely on equity compensation to compensate and incentivize these individuals, and we may continue to do so in the future.

(c)
Includes all other revenue presented in the consolidated statement of operations for the years ended December 31, 2016 and 2017, except for $0.5 million of management fee income for the year ended December 31, 2017 from advisory services provided to Branded Locations.

(d)
Represents the amounts as presented on our consolidated statements of operations, excluding amounts already added back above, see “Management’s discussion and analysis of financial condition and results of operations—Components of results of operations” for more information on the components of these expense amounts.

Risk factors
Investing in our Class A common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as the other information included in this prospectus, including our consolidated financial statements and related notes appearing elsewhere in this prospectus, before making an investment decision. The risks described below are not the only risks we face. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition, results of operations or prospects. In that case, the trading price of our Class A common stock could decline, and you may lose all or part of your original investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Please refer to “Cautionary note regarding forward-looking statements” for more information regarding forward-looking statements.
Risks relating to our business
Our business has grown rapidly, and we may fail to manage our growth effectively.
We have experienced rapid growth in our business, including in the number of locations that we operate and in the size of our community. This rapid growth has placed, and continues to place, a significant strain on our existing resources. Difficulties associated with our continued growth could result in the erosion of our brand image and could have a material adverse effect on our business, including our prospects for continued growth, and on our financial condition, results of operations and cash flows.
We expect our capital expenditures and operating expenses to increase on an absolute basis as we continue to invest in additional locations, launch additional product and service offerings, hire additional team members and increase our marketing efforts. In particular, we expect to invest in regional infrastructure to support our continued growth. As we decentralize and regionalize certain decision-making and risk management functions, we may discover that our internal processes are ineffective or inefficient. In particular, to manage our rapid growth, we will need to enhance our reporting systems and procedures and continue to improve our operational, financial, management, sales and marketing and information technology infrastructure. Continued growth could also strain our ability to maintain reliable service levels for our members. If we do not manage our growth effectively, increases in our capital expenditures and operating expenses could outpace any increases in our revenue, which could have a material adverse effect on our results of operations.
Our rapid growth may not be sustainable.
Our historical growth rates may not be indicative of future growth. The market for our WeWork offering or our WeWork Ventures may not continue to grow at the rate we expect or at all, and our total memberships may decline as a result of increased competition in the “Space-as-a-Service” sector or the maturation of our business. Additionally, as we grow, the ability of our management to source sufficient reasonably-priced real estate opportunities of the type we have historically targeted or to develop and launch additional product and service offerings may become more limited.
Our business strategy includes entering into new regions and product and service markets. This strategy is inherently risky, may not be successful and could be costly.
As part of our growth strategy, we intend to continue expansion into (i) new regions within the United States and throughout the world, including Europe, Latin America, Africa, China, Japan and the Pacific (Southeast Asia and Korea), (ii) new product and service markets, such as integrated design and construction services, search marketing, residential living and fitness and (iii) new strategic opportunities, including real estate acquisition. Such expansion efforts generally involve significant risks and uncertainties, including distraction of management from our existing locations and existing product and service markets. As we attempt to grow our foothold in an evolving industry and acquire new businesses that enhance value for our members, we may encounter issues and risks not discovered in our development or analysis of such expansion efforts.

Our expansion efforts have required, and we expect them to continue to require, substantial resources and management attention. We spend significant time, money, energy and other resources trying to understand our members’ needs and working to accommodate them, which may include exploring and negotiating for new product and service offerings. However, as we expand into new regions and new product and service markets, our members may not be satisfied with our product and service offerings, including any new offerings that we incubate and grow. The time, money, energy and other resources we dedicate to exploring and pursuing new product and service offerings may be greater than the short-term, and potentially the total, returns from these new offerings.
We will also face new operational risks and challenges as we enter into new regions and markets. Expansion into foreign jurisdictions subjects us to regulatory, economic and political risks that may be different from and additional to those that we face in jurisdictions where we currently operate, and we may operate at a disadvantage relative to competitors who are more familiar with local market practices and networks. Expansion into new product and service markets subjects us to similar risks as we compete with the many established participants in those markets, additional regulatory and legal risks, and execution risks as we implement new business practices and integrate a new mission into our existing range of offerings. To the extent the benefits of our expansion efforts do not meet our expectations, we may recognize a loss on our investment or gains that do not justify our investment. See “—We plan to continue expanding our business into markets outside the United States, which will subject us to risks associated with operating in foreign jurisdictions”.
Our success in this regard may increasingly depend on the financial success and cooperation of local partners and other third parties. For more information, see “—Our growth and success depends on our ability to maintain the value and reputation of our brand and the success of our strategic partnerships”.
We have a history of losses and we may be unable to achieve profitability at a company level (as determined in accordance with GAAP).
We had an accumulated deficit as of December 31, 2017 and had net losses for the years ended December 31, 2016 and 2017. Our accumulated deficit and net losses have historically resulted primarily from the substantial investments required to grow our business, including the significant increase in recent periods in the number of locations we operate. We expect that these costs and investments will continue to increase as we continue to grow our business. We also intend to invest in maintaining our high level of member service and support, which we consider critical to our continued success. These expenditures will make it difficult for us to achieve profitability, and we cannot predict whether we will achieve profitability in the near term or at all. We also expect to incur additional general and administrative expenses as a result of our growth. Our operating costs and other expenses may be greater than we anticipate, and our investments to make our business and our operations more efficient may not be successful. Increases in our costs, expenses and investments may reduce our margins and materially adversely affect our business, financial condition and results of operations. In addition, recently opened or future locations may not generate revenue and cash flow comparable to those generated by our existing mature locations and our mature locations may not be able to continue to generate those levels of revenue or cash flow. Occupancy rates in some of our mature and non-mature locations have declined in the last year, and if such declines in occupancy rates continue, it may harm our business. Further, our WeWork Ventures such as Powered by We, WeLive, Rise by We, WeGrow, The Flatiron School, Meetup, Conductor and additional WeWork Ventures that we may launch or acquire in the future may not generate the levels of revenue or cash flow that we expect them to generate. For any of these reasons, we may be unable to achieve profitability and may face challenges in growing our cash flows.
Our limited operating history and evolving business and operating model make it difficult to evaluate our current business and future prospects.
Our limited operating history and the pattern of growth of our business make it difficult to accurately assess our future prospects. It may not be possible to discern fully the economic and other business trends that we are subject to. Elements of our business strategy are new and subject to ongoing development as our operations mature. In addition, you may have difficulty evaluating our business because there are few other companies that offer the same or a similar range of product and service offerings as we do.

We may not be able to continue to retain existing members of our WeWork workspaces, most of whom enter into membership agreements with short-term commitments, or continue to attract new members in sufficient numbers or at sufficient rates to sustain and grow our occupancy rates and to continue the future growth of our business or at all.
We principally generate revenues through the sale of memberships to our WeWork workspaces. We have in the past experienced, and expect to continue to experience, member churn. In many cases, our members may terminate their membership agreements with us at any time upon as little notice as one calendar month. Members leave our community for many reasons, including a perception that they do not make sufficient use of our available space and services, that they need to reduce their expenses or that alternative work environments may provide better value or a better experience.
We closely monitor our Occupancy Rates as one measure of the demand for our workspaces. This demand may be negatively affected by a number of factors, including the prevailing general and local economic conditions, geo-political uncertainty, competition and saturation in the markets where we operate. Our operations and profitability could be adversely affected by declines in our Occupancy Rate. Although our average Occupancy Rates at our mature locations are generally higher than those at our non-mature locations, we may be unable to grow our Occupancy Rates as locations mature for these or other reasons. Occupancy Rates in some of our mature and non-mature locations have declined in the last year, and if such declines were to continue, our results of operations could be adversely affected.
To sustain our growth, we must continually add new members both to replace departing members and to expand our current member base. We may not be able to attract new members in sufficient numbers to do so. Even if we are able to attract new members to replace departing members, these new members may not maintain the same level of involvement in our community. In addition, the revenue we generate from new members may not be as high as the revenue generated from departing members because of discounts we may offer to these new members, and we may incur marketing or other expenses to attract new members, which may further offset our revenues from these new members. We closely monitor average membership and service revenue per physical member (“ARPPM”) and other metrics in evaluating our performance, and we seek to sustain and grow our ARPPM over time and as locations mature. However, for these and other reasons, we could experience a decline in ARPPM, and any such trend could adversely affect our results of operations.
A high number of our members are concentrated in major metropolitan areas. An economic downturn in any of these areas may result in increased member churn and could adversely affect our results of operations.
A significant portion of our existing and target member base consists of small and mid-sized businesses and freelancers who may be disproportionately affected by adverse economic conditions. In addition, our concentration in specific cities magnifies the risk to us of localized economic conditions in those cities or the surrounding regions. For the year ended December 31, 2017, we generated the majority of our revenue from our workspaces in the United States and the United Kingdom. The majority of our United States revenue was generated from our WeWork spaces in the greater New York City, Los Angeles, San Francisco, Washington, D.C. and Boston markets. All of our workspaces in the United Kingdom are located in the greater London area. Economic downturns in these cities or regions may have a disproportionate effect on our member churn, occupancy rates and/or membership fees and thereby require us to expend time and resources on sales and marketing activities that may not be successful and could impair profitability. The severity and length of time of any downturn, as well as the timing, strength and sustainability of any recovery, are beyond our control. Recently, the United Kingdom’s proposed exit from the European Union, known as “Brexit,” and its impact on the United Kingdom and the European Union, as well as trade policy changes in the United States, have raised concerns globally regarding economic uncertainty. In addition, our business may be affected by generally prevailing economic conditions in the markets where we operate, which can result in a general decline in real estate activity, reduce demand for occupancy and our services and exert downward pressure on our membership fees.

We may not be able to successfully negotiate satisfactory arrangements in respect of spaces that we occupy, or renew or replace existing spaces on satisfactory terms or at all, any of which will necessarily constrain our ability to grow our member base.
We currently lease real estate for the majority of our workspaces, and we are actively pursuing revenue-sharing agreements and other types of management agreements with real estate owners as part of our “asset-light” strategy. If we are unable to negotiate these lease and other arrangements on satisfactory terms, we may not be able to expand our location base.
While we negotiate renewal options in our favor in most of our occupancy agreements, these renewal options are typically tied to upward-only rent reviews, whereby rent for any given lease renewal term is equal to the greater of the rent in effect for the period immediately prior to the rent review date and the then-prevailing net effective rent in the open market. As a result, increases in rental rates in the markets in which we operate, particularly those markets where initial terms under our leases are shorter, could adversely affect our business, financial condition, results of operations and prospects.
In addition, our ability to negotiate favorable terms to extend an expiring occupancy agreement or in connection with an alternate location will depend on then-prevailing conditions in the real estate market, such as overall rental cost increases, competition from other would-be tenants for desirable leased spaces and our relationships with current and prospective building owners and landlords, and may depend on other factors that are not within our control. If we are not able to renew or replace an expiring occupancy agreement, we will incur significant costs related to vacating that space and redeveloping whatever alternative space we are able to find, if any. In addition, if we are forced to vacate a space, we could lose members who purchased memberships based on the design, location or other attributes of that particular space.
The average length of the initial term of our U.S. leases is approximately 15 years. As we expand our presence into certain international markets, including Europe, Latin America, China, Japan and the Pacific, local market practices may require us to enter into occupancy agreements that have shorter initial terms, which reduces the certainty of our future obligations with respect to these locations and the continued availability of our occupied spaces at these locations.
We are exposed to risks associated with the redevelopment and construction of the spaces we occupy.
Opening new locations subjects us to risks that are associated with redevelopment projects in general, such as delays in construction, contract disputes and claims, fines or penalties levied by government authorities relating to our construction activities. We may also experience delays opening a new space as a result of delays by the building owners or landlords in completing their base building work or as a result of our inability to obtain, or delays in our obtaining, all necessary zoning, land-use, building, occupancy and other required governmental permits and authorizations. We seek to open new spaces on the first day of a month and delays, even if the delay only lasts a few days, can cause us to defer opening a space by a full month. Failure to open a space on schedule may cost us the lost revenue from that space and may damage our brand and require that we rent and provide temporary space for our members.
In redeveloping our spaces, we generally rely on the continued availability and satisfactory performance of unaffiliated third-party general contractors and subcontractors to perform the actual construction work, and in many cases to select and obtain the related building materials. As a result, the timing and quality of the redevelopment of our occupied spaces depends on the performance of these third parties on our behalf.
We do not have long-term contractual commitments with general contractors, subcontractors or materials suppliers. The prices we pay for the labor or materials provided by these third parties, or other construction-related costs, could unexpectedly increase, which could have an adverse effect on the viability of the projects we pursue and on our results of operations and liquidity. Although we believe that our relationships with our general contractors, subcontractors and materials suppliers are good, skilled parties and high-quality materials may not continue to be available at reasonable rates and in the markets in which we pursue our construction activities.

The people we engage in connection with a construction project are subject to the usual hazards associated with providing construction and related services on construction project sites, which can cause personal injury and loss of life, damage to or destruction of property, plant and equipment, and environmental damage. Although we carry insurance against many of these risks, our insurance coverage may be inadequate in scope or coverage amount to fully compensate us for any losses we may incur arising from any such events at a construction site we operate or oversee. Despite our detailed specifications and our inspection, project management and quality control procedures, in some cases, general contractors and their subcontractors may use improper construction practices or defective materials. Improper construction practices or defective materials can result in the need to perform extensive repairs to our spaces and, potentially, personal injury or death. We also can suffer damage to our reputation, and may be exposed to possible liability, if these third parties fail to comply with applicable laws.
We plan to continue expanding our business into markets outside the United States, which will subject us to risks associated with operating in foreign jurisdictions.
Expanding our operations into markets outside the United States has been an important part of our growth strategy. For example, for the year ended December 31, 2017, 69% of our revenue was attributable to our operations in the United States, and 31% of our revenue was attributable to our operations elsewhere, compared with 76% and 24% for the year ended December 31, 2016. We expect to continue substantially expanding our operations into markets outside the United States in the next few years.
Our success in these non-U.S. markets will depend on our ability to attract local members. However, we have limited experience in developing our business and community in markets outside the United States. Our WeWork offering may not appeal to residents of non-U.S. countries in the same way it appeals to our U.S. members. In addition, local and regional competitors may have a substantial competitive advantage over us in a given area because of their greater understanding of, and focus on, local customers, as well as their more established local infrastructure and brands. We may also be unable to hire, train, retain and manage the personnel we require in order to manage our international operations effectively, on a timely basis or at all, which may limit our growth in these markets.
Operating in international markets requires significant resources and management attention and subjects us to regulatory, economic and political risks that may be different from and incremental to those that we face in the United States, including:

•	the need to adapt the design and features of our spaces and services to accommodate specific cultural norms and language differences;

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difficulties in understanding and complying with local laws and regulations in foreign jurisdictions, including local labor laws, tax laws, environmental regulations and rules and regulations related to occupancy of our workspaces;

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significant reliance on third parties with whom we may engage in joint ventures, strategic alliances or ordinary course contracting relationships whose interests and incentives may be adverse to or different from ours or may be unknown to us;

•	varying laws, rules, regulations and practices regarding protection and enforcement of intellectual property rights, including trademarks;

•	laws and regulations regarding consumer and data protection and security, privacy and encryption that may be more restrictive than comparable laws and regulations in the United States;

•	corrupt or unethical practices in foreign jurisdictions that may subject us to compliance costs, including competitive disadvantages, or exposure under applicable anticorruption and antibribery laws;

•	compliance with applicable export controls and economic sanctions, such as those administered by the United States Office of Foreign Assets Control;

•	fluctuations in currency exchange rates; and

•	unpredictable disruptions as a result of security threats or political or social unrest and economic instability.
Finally, continued expansion in markets outside the United States will require significant financial and other investments. These investments include property sourcing and leasing, marketing to attract and retain new members, developing localized infrastructure and services, developing relationships with local partners and third-party service providers, further developing corporate capabilities able to support operations in multiple countries, and potentially entering into strategic transactions with or even acquiring companies based outside the United States and integrating those companies with our existing operations. If we invest substantial time and resources to expand our operations outside the United States but cannot manage these risks effectively, the costs of doing business in those markets, including the investment of management attention, may be prohibitive, or our expenses may increase disproportionately to the revenue generated in those markets.
Our growth and success depends on our ability to maintain the value and reputation of our brand and the success of our strategic partnerships.
Our brand is integral to our business as well as to the implementation of our strategies for expanding our business. Maintaining, promoting and positioning our brand will depend largely on our ability to provide a consistently high quality member experience and on our marketing and community-building efforts. To the extent our locations, community, or product or service offerings are perceived to be of low quality or otherwise are not compelling to new and existing members, our ability to maintain a positive brand reputation may be adversely affected.
In addition, failure by third parties on whom we rely but whose actions we cannot control, such as general contractors and construction managers who oversee our construction activities, to uphold a high standard of workmanship, ethics, conduct and legal compliance could subject us to reputational harm based on their association with us and our brand. As we pursue our growth strategy of entering into joint ventures, revenue-sharing arrangements and other business relationships with local partners in non-U.S. jurisdictions, such as through our regional businesses in greater China, Japan and the Pacific (“ChinaCo”, “JapanCo” and “PacificCo”, respectively), we become increasingly dependent on third parties whose actions we cannot control.
We receive a high degree of media coverage domestically and internationally and we believe that much of our reputation depends on word-of-mouth and other non-paid sources of opinion, including on the internet. Unfavorable publicity or consumer perception or experience of our spaces, practices, or product or service offerings could adversely affect our reputation, resulting in difficulties in attracting and retaining members and business partners, and limiting the success of our community-building efforts and the range of products and services we are able to offer.
Historically, many of our members have joined our community because of positive word-of-mouth referrals by existing members, which has reduced our need to rely on traditional marketing efforts. To the extent that we are unable to maintain a positive brand reputation organically, we may need to rely more heavily on traditional marketing efforts to attract new members, which would increase our marketing expenses both in absolute terms and as a percentage of our member acquisition costs.
If our pricing and related promotional and marketing plans are not effective, our business and prospects may be negatively affected.
Our business and prospects depend on the impact of pricing and related promotional and marketing plans and our ability to adjust these plans to respond quickly to economic and competitive conditions. If our pricing and related promotional and marketing plans are not successful, or are not as successful as those of competitors, our sales, membership count, occupancy and market share could decrease, thereby impairing profitability.
We may be unable to adequately protect or prevent unauthorized use of our trademarks and other proprietary rights.
To protect our trademarks and other proprietary rights, we rely and expect to continue to rely on a combination of protective agreements with our team members and third parties (including local or other strategic partners we may do business with), physical and electronic security measures, and trademark, copyright, patent and trade secret protection laws. In certain jurisdictions, rights in trademarks are derived from registration of the trademark. We may not have trademark rights in a jurisdiction where our trademarks are not registered. We have obtained a strategic set of trademark, copyright and patent applications or registrations in the United States and other jurisdictions and have filed, and we expect to file from time to time, additional trademark and patent applications. Nevertheless, these applications may not proceed to registration or issuance and in any event may not be comprehensive (particularly with respect to non-U.S. jurisdictions), third parties may challenge any trademarks, copyright or patents issued to or held by us, the agreements (including license agreements with local or other strategic partners) and security measures we have in place may be inadequate or otherwise fail to effectively accomplish their protective purposes, third parties may infringe or misappropriate our intellectual property rights and we may not be successful in asserting intellectual property rights against third parties. Third parties may also take the position that we are infringing their rights, and we may not be successful in defending these claims. Additionally, we may not be able to enforce and defend our proprietary rights or prevent infringement or misappropriation, particularly in non-U.S. jurisdictions, without substantial expense to us and a significant diversion of management time and attention from our business strategy.
We currently hold various domain names relating to our brand, most importantly wework.com, we.co, wegrow.com and welive.com, as well as several other @wework social media handles. Competitors and others could attempt to capitalize on our brand recognition by using domain names or social media handles similar to those we hold. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights in our domain names.
If the measures we have taken to protect our proprietary rights are inadequate to prevent unauthorized use or misappropriation by third parties or such rights are diminished or we are prevented from using intellectual property due to successful challenges, the value of our brand and other intangible assets may be diminished and our business and results of operations may be adversely affected.
We rely on a combination of proprietary and third-party technology systems to support our business and member experience, and, if these systems experience difficulties, our business, financial condition, results of operations and prospects may be materially adversely affected.
We use a combination of proprietary technology and technology provided by our third-party service providers to support our business and our member experience. For example, the WeWork app, which we developed in-house but which incorporates third-party and open source software where appropriate, connects local communities and develops and deepens connections among our members, both at particular spaces and across our global network.
We also use technology of third-party service providers to help manage the daily operations of our business. For example, we rely on our own internal systems as well as those of third-party service providers to process membership payments and other payments from our members. Our products and services may not continue to be supported by the applicable third-party service providers on commercially reasonable terms or at all, and we may not be able to attract and retain sufficiently skilled and experienced product managers and third-party contractors to operate and maintain these technologies and systems. Moreover, we may be subject to claims by third parties who maintain that our service providers’ technology infringes the third party’s intellectual property rights. Although our agreements with our third-party service providers often contain indemnities in our favor with respect to these eventualities, we may not be indemnified for these claims or we may not be successful in obtaining indemnification to which we are entitled.
To the extent we experience difficulties in the operation of technologies and systems we use to manage the daily operations of our business or that we make available to our members, our ability to operate our business, retain existing members and attract new members may be impaired. We may not be able to attract and retain sufficiently skilled and experienced product managers and third-party contractors to operate and maintain these technologies and systems, and our current product and service offerings may not continue to be, and new product and service offerings may not be, supported by the applicable third-party service providers on commercially reasonable terms or at all. Also, any harm to our members’ personal computers or other devices caused by our software, such as the WeWork app, or other sources of harm, such as hackers or computer viruses, could have an adverse effect on the member experience and our reputation.

Our reputation, competitive advantage and relationships with our members could be harmed and our business could be materially adversely affected if our proprietary information and/or member data we collect and store, particularly billing and personal data, were to be accessed by unauthorized persons.
We generate significant amounts of proprietary, sensitive and otherwise confidential information relating to our business and operations, and we collect and store personal data regarding our members, including member names and billing data. The collection, protection and use of personal data are governed by privacy laws and regulations enacted in the United States and other jurisdictions around the world. These laws and regulations continue to evolve and on occasion may be inconsistent from one jurisdiction to another. Compliance with applicable privacy laws and regulations may increase our operating costs and adversely impact our ability to conduct our business and market our products and services to our members and potential members. Any failure or perceived failure by us or our third-party service providers to comply with applicable privacy laws, privacy policies or privacy-related contractual obligations may result in governmental enforcement actions, fines, litigation, other claims and adverse publicity.
Similar to other companies, our information technology systems face the threat of cyber-attacks, such as security breaches, phishing scams, malware and denial-of-service attacks. Our systems or the systems of third-parties that we rely upon could experience unauthorized intrusions or inadvertent data breaches, which could result in the exposure or destruction of our proprietary information and/or members’ data. This data is maintained on our own systems as well as the systems of third-party service providers. With respect to billing data, such as credit card numbers, we generally rely on third-party licensed encryption and authentication technology to store and secure this information. Although we expect to become Payment Card Industry Data Security Standard (PCI DSS) compliant in 2019, our practices with respect to this type of information are evolving and do not yet fully comply with that industry standard and other applicable guidelines.
Because techniques used to obtain unauthorized access to systems or sabotage systems change frequently and may not be known until launched against us or the third parties we rely on, we and they may be unable to anticipate these attacks or implement adequate preventative measures. In addition, any party who is able to illicitly obtain identification and password credentials could potentially gain unauthorized access to our systems or the systems of third parties we rely on. If any such event occurs, we may have to spend significant capital and other resources to mitigate the impact of the event and to develop and implement protections to prevent future events of that nature from occurring. From time-to-time, employees make mistakes with respect to security policies that are not always immediately detected by compliance policies and procedures. These can include errors in software implementation or a failure to follow protocols and patch systems. Employee errors, even if promptly discovered and remediated, may disrupt operations or result in unauthorized disclosure of confidential information.
If a cybersecurity incident occurs, or is perceived to occur, we may be the subject of negative publicity and the perception of the effectiveness of our security measures and our reputation may be harmed, which could damage our relationships and result in the loss of existing or potential members. In addition, even if there is no compromise of member information, we could incur significant fines or lose the opportunity to support electronic payments from members, which would limit the full effectiveness and efficiency of our payment processing.
Our business and our reputation may be harmed if our employees, members of our community or other people who enter our spaces act badly.
Our emphasis on our values makes our reputation particularly sensitive to allegations of violations of community rules or applicable laws by employees, members, or other people who enter our spaces. If employees, members or other people violate our policies or engage in illegal or unethical behavior, or are perceived to do so, we may be the subject of negative publicity and our reputation may be harmed. These bad acts may also encourage existing members to leave our locations, which would adversely impact occupancy and revenue for the affected location.
Our future success depends in large part on the continued service of Adam Neumann, our co-founder and chief executive officer, which cannot be ensured or guaranteed.
Adam Neumann, our Co-Founder and Chief Executive Officer, is critical to the overall management of our company as well as the development of our culture and our strategic direction. We cannot assure you that Adam will continue to work for us or serve our interests in any capacity.

Adam Neumann will control a majority of our voting stock upon completion of this offering and may also pursue corporate opportunities independent of us that could present potential conflicts with our and our stockholders’ interests.
Following the completion of this offering, as a result of his share ownership, together with his voting arrangements with certain stockholders, Adam Neumann, our Co-Founder and Chief Executive Officer, will be able to exercise voting control with respect to an aggregate of           shares of our Class A common stock and           shares of our Class B common stock, representing approximately           % of the total voting power of our outstanding capital stock (or approximately           % of the total voting power of our outstanding capital stock if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). As a result, Adam will continue to have the ability to control significant corporate activities, including:

•
the election of our board of directors and, through our board of directors, decision-making with respect to our business strategy and company policies, and the appointment and removal of our corporate officers;

•	acquisitions and dispositions of businesses and assets, mergers and other business combinations;

•	issuances of shares of our capital stock; and

•	payment of dividends.
Adam’s voting control will limit the ability of other stockholders to influence corporate activities and, as a result, we may take actions that stockholders other than Adam do not view as beneficial. Adam’s voting control may also inhibit transactions involving a change of control of our company, including transactions in which you as a holder of our Class A common stock might otherwise receive a premium for your shares. As a stockholder, even a controlling stockholder, Adam is entitled to vote his shares, and shares over which he has voting control as a result of voting arrangements, in his own interests, which may not always be in the interests of our stockholders generally. For a description of the voting arrangements affecting our capital stock, see “Description of capital stock—Voting arrangements”.
We are a “controlled company” as defined in the            rules, and are able to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of companies that are not controlled companies.
Upon completion of this offering, Adam Neumann will own or control more than 50% of the total voting power of our capital stock and, as such, we will be a controlled company under the rules of the            . As a controlled company, we may take advantage of exemptions under the rules of the           with respect to certain corporate governance requirements, such as the requirements that (1) a majority of our board of directors be independent directors and (2) we have a compensation committee composed entirely of independent directors.
For so long as we are a controlled company, you will not have the same protections afforded to stockholders of companies that are subject to these and all of the other corporate governance requirements of the rules of the           .
Supply chain interruptions may increase our costs or reduce our revenues.
We depend on the effectiveness of our supply chain management systems to ensure reliable and sufficient supply, on reasonably favorable terms, of materials used in our construction and development and operating activities, such as furniture, lighting, millwork, wood flooring, security equipment and consumables. The materials we purchase and use in the ordinary course of our business are sourced from a wide variety of suppliers in countries around the world. Disruptions in the supply chain may result from weather-related events, natural disasters, trade restrictions, tariffs, border controls, acts of war, terrorist attacks, third-party strikes or ineffective cross dock operations, work stoppages or slowdowns, shipping capacity constraints, supply or shipping interruptions or other factors beyond our control. In the event of disruptions in our existing supply chain, there can be no assurance that the labor and materials we rely on in the ordinary course of our business will be available at reasonable rates or at all. In some cases, we may rely on a single source for procurement of construction materials or other supplies in a given region. Any disruption in the supply of certain materials could disrupt operations at our existing locations or significantly delay our opening of a new location, which may cause harm to our reputation and brand.

Some of the counterparty risks we face with respect to our members are heightened in the case of Enterprise Members.
The greater amount of available space generally occupied by any individual Enterprise Member relative to our other members means that the time and effort required to execute a definitive agreement is greater than our ordinary-course membership agreements. In some instances, we agree to varying levels of customization of the space we license to these Enterprise Members. Enterprise Members may nevertheless delay commencement of their membership agreements, fail to make membership fee payments when due, or declare bankruptcy or otherwise default on their obligations to us. Any of these events could result in the termination of that Enterprise Member’s agreement with us and, potentially, sunk costs and transaction costs that are difficult or impossible for us to recover. Enterprise Members often sign membership agreements with longer terms and for a greater number of Desks than some of our other members. Enterprise Members generally account for a high proportion of our revenue at a particular location, and a default by an Enterprise Member under its agreement with us could cause a significant reduction in the operating cash flow generated by the location where that Enterprise Member is situated. Our top 25 Enterprise Members, as of December 1, 2017, accounted for 7.4% of our membership and service revenue for the year ended December 31, 2017. We would also be responsible for most, if not all, of the costs we incur following an unexpected vacancy by an Enterprise Member.
We face risks arising from strategic transactions such as acquisitions and investments that we evaluate, pursue and undertake.
From time to time, we evaluate potential strategic acquisition or investment opportunities, and from time to time we pursue and undertake certain of those opportunities. We have expanded rapidly, including through acquisitions of companies engaged in a variety of businesses, including Meetup (a subscription-based online platform that facilitates “in real life” meet-ups), The Flatiron School (a software programming education platform) and Conductor (a suite of tools that enable companies to modernize their digital marketing). As our WeWork offering continues to grow, we plan to continue or accelerate our investments in similar real estate vehicles. For instance, in 2017, together with the Rhone Group, we formed WeWork Property Advisors, a real estate investment joint venture that advises on investments primarily in properties that would benefit from WeWork occupancy. We may continue to invest in similar real estate acquisition vehicles.
Any transactions that we enter into could be material to our financial condition and results of operations. The process of acquiring and integrating another company or technology could create unforeseen operating difficulties and expenditures and could entail unforeseen liabilities that are not recoverable under the relevant transaction agreements or otherwise.
The integration of acquisitions involves a number of significant risks which may include but are not limited to:

•	the assimilation and retention of personnel, including management personnel, in the acquired businesses;

•	accounting, tax, regulatory and compliance issues that could arise;

•	expenses and difficulties in the transition and integration of operations and systems;

•	unanticipated expenses incurred or charges to earnings based on unknown circumstances or liabilities;

•	failure to realize the synergies and other benefits we expect from the acquisition, at the pace we anticipate or at all;

•	general economic conditions in the markets in which the acquired business operates; and

•	difficulties encountered in conducting business in markets where we have limited experience and expertise.
If we are unable to successfully complete and integrate our strategic acquisitions in a timely manner, our business, growth strategies and results of operations could be adversely affected.

If we are unable to accept credit cards or access electronic transaction processing networks, whether because of changes in (or any noncompliance with) applicable rules or relevant business practices, our competitive position would be critically impaired.
We collect and process membership fees and other revenues in thousands of daily transactions around the world. Credit card associations and bank payment networks could adopt new operating rules or interpretations of existing rules that we might find difficult or even impossible to comply with. In such an event, we could lose the ability to give members the option to make electronic payments. Losing these electronic processing services could result in the loss of existing or potential members and adversely affect our business, competitive position and results of operations.
Our business will suffer if we are unable to hire, develop, retain and motivate highly skilled team members.
We strive to attract and motivate team members who share a dedication to the member community and our vision, but may not be successful in doing so. For example, competing to fill technical positions in the New York City area is particularly challenging. In addition, our U.S.-based team members, including most of our senior management, work for us on an at-will basis. Other companies, including competitors, may be successful in recruiting and hiring team members away from us, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms or at all.
We may not be able to compete effectively with others.
Our WeWork business has few barriers to entry. While we consider ourselves to be a leader in the “Space-as-a-Service” sector, with core competencies in sourcing, design and operating new locations, our reported success may encourage people to launch competing flexible workspace offerings. If new companies decide to launch competing solutions in the markets in which we operate, we may face increased competition for members.
In addition, some of the business services we provide or plan to provide are served by one or more large, national or international companies, as well as by regional and local companies of varying sizes and resources, some of which may have accumulated substantial goodwill in their markets. Some of our competitors may also be better capitalized than we are, have access to better lease terms than we do, have operations in more jurisdictions than we do or be able or willing to provide services at a lower price than we are. Our inability to compete effectively in securing new or repeat business could hinder our growth or adversely impact our operating results.
Certain of the measures we use to evaluate our financial and operating performance may be impacted by subjective community-driven determinations and not necessarily by changes in our business.
Certain of the key performance indicators and other key financial measures that we use to assess the performance of our business, such as Occupancy Rate, are derived from the estimated number of Desks or the change in the estimated number of Desks over a given period of time. We define “Desks” for any given date as the estimated number of desks available for sale and immediate use, plus the estimated capacity of “hot desks” at each location. Hot desk capacity is determined on a location by location basis, with the determination made by a community manager based on the needs of the particular community. Although the overall number of Desks is primarily impacted by new location openings and expanding our presence in existing locations through phased openings, the number of available Desks in each location may also change as a result of reasons unrelated to any change in the space offered, such as an increase in the hot desk capacity at that location. Hot desk capacity is determined by each community manager based on the characteristics and distinct local personality of the relevant community. Our core competency is in evaluating and programming the space available for efficient use, and we encourage community managers to actively consider what would be best for their community. A community manager in a given location may choose to change the hot desk capacity in that location at any time, which would impact the comparability of certain of the key performance indicators that we use to assess the performance of our business across multiple periods.

If our employees were to engage in a strike or other work stoppage or interruption, our business, results of operations, financial condition and liquidity could be materially adversely affected.
Some of our employees outside of the United States are represented by a labor union or workers’ council. Although we believe that our relations with our employees are good, if disputes with these employees arise, or if our workers engage in a strike or other work stoppage or interruption, we could experience a significant disruption of, or inefficiencies in, our operations or incur higher labor costs, which could have a material adverse effect on our business, results of operations, financial condition and liquidity.
Our business could be adversely affected by natural disasters, public health crises, political crises or other unexpected events for which we may not be sufficiently insured.
Natural disasters and other adverse weather and climate conditions, public health crises, political crises such as terrorist attacks, war and other political instability, or other unexpected events could disrupt our operations, damage one or more of our locations, or prevent short- or long-term access to one or more of our locations. Many of our spaces are located in the vicinity of disaster zones, including flood zones in New York City and potentially active earthquake faults in the San Francisco Bay Area and Mexico City. Although we carry comprehensive liability, fire, extended coverage and business interruption insurance with respect to our spaces, there are certain types of losses that we do not insure against because they are either uninsurable or not insurable on commercially reasonable terms. Should an uninsured event or a loss in excess of our insured limits occur, we could lose some or all of the capital invested in, and anticipated future revenues from, the affected spaces, and we may nevertheless continue to be subject to obligations related to those spaces.
Risks relating to our financial condition
Our ability to draw amounts under our Senior Credit Facility depends on our compliance with certain financial covenants and on our level of unrestricted and unencumbered cash.
Our Bank Facilities (as defined herein) are important sources of our liquidity. Our ability to draw amounts and to issue letters of credit under the Senior Credit Facility depends on our compliance with certain financial covenants and our maintenance of minimum levels of total consolidated cash.
We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.
Our ability to make scheduled payments on or refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.
If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness. We may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternative actions may not allow us to meet our scheduled debt service obligations. The agreements that govern our indebtedness restrict our ability to dispose of certain assets and use the proceeds from those dispositions and may also restrict our ability to raise debt or certain types of equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due. See “Description of indebtedness.”
In addition, we conduct a substantial portion of our operations through our subsidiaries. Accordingly, repayment of our indebtedness is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, debt repayment or otherwise. In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness.

If we cannot make scheduled payments on our debt, we will be in default and, as a result, lenders under any of our existing and future indebtedness could declare all outstanding principal and interest to be due and payable, the lenders under our debt instruments could terminate their commitments to loan money, our secured lenders could foreclose against the assets securing such borrowings and we could be forced into bankruptcy or liquidation.
The long-term and fixed cost nature of our leases may limit our operating flexibility and could adversely affect our liquidity and results of operations.
We currently lease a significant majority of our locations under long-term leases that, with very limited exceptions, do not contain early termination provisions. Our obligations to landlords under these agreements extend for periods that significantly exceed the length of our membership agreements with our members, which may be terminated by our members upon as little notice as one calendar month. Our leases generally provide for fixed monthly payments that are not tied to member usage or the size of our member base, and all of our leases contain minimum rental payment obligations. As a result, if members at a particular space terminate their membership agreements with us and we are not able to replace these departing members, our rent expense may exceed our revenue. In addition, in an environment where cost for real estate is decreasing, we may not be able to lower our fixed monthly payments under our leases at rates commensurate with the rates at which we would be pressured to lower our monthly membership fees, which may also result in our rent expense exceeding our revenue. In any such event, we would not have the ability to reduce our rent under the lease or otherwise terminate the lease in accordance with its terms.
If we experience a prolonged reduction in revenues at a particular space, our results of operations in respect of that space would be adversely affected unless and until either the lease expires, we are able to assign the lease or sublease the space to a third party, or we default under the terms of the lease and cease operations at the leased spaces. Our ability to assign a lease or sublease the space to a third party may be constrained by provisions in the lease that restrict these transfers without the prior consent of the landlord. Additionally, we could incur significant costs if we decide to assign or sublease unprofitable leases, as we may incur transaction costs associated with finding and negotiating with potential transferees, and the ultimate transferee may require upfront payments or other inducements. A default under a lease could expose us to breach of contract and other claims which could result in direct and indirect costs to us, and could result in operational disruptions that could harm our reputation and brand.
In addition, while our leases are often held by special purpose entities, our consolidated financial condition depends on the ability of our subsidiaries to perform their obligations under these leases over time. Although the limited duration of many of our parent guarantees of the leases may enhance our negotiating position with landlords in certain circumstances, our business reputation, financial condition and results of operations depend on our subsidiaries’ ongoing compliance with their leases. We may determine that it is necessary to fund the lease payments of our subsidiaries beyond the terms of our parent guarantees, and any difficulty of our subsidiaries in performing their obligations under our leases in a given region could affect our liquidity in that region or on a consolidated basis.
We are pursuing strategic alternatives to pure leasing arrangements, including revenue-sharing agreements and management agreements with respect to certain spaces. These arrangements are generally more flexible and require less direct capital expenditures than a traditional lease arrangement. However, some of our revenue-sharing agreements contain penalties that are payable in the event we terminate the arrangement. In addition, we have limited experience to date with these types of transactions, and we may not be able to successfully complete additional transactions on commercially reasonable terms or at all.
We incur significant costs related to the redevelopment of our spaces, which we may be unable to recover in a timely manner or at all.
At each of our locations, we create beautiful spaces that inspire our members to create, collaborate and connect. Redevelopment of a space typically takes several months from the date we take possession of the space under the relevant occupancy agreement to the opening date. During this time, we incur substantial upfront costs without recognizing any revenues from the space. If we are unable to complete our redevelopment and construction activities for any reason, or conditions in the real estate market or the broader economy change in ways that are unfavorable, we may be unable to recover these costs in a timely manner or at all.

Our redevelopment activities are also subject to cost and schedule overruns as a result of many factors, some of which are beyond our control and ability to foresee, including increases in the cost of materials and labor. In addition, while the majority of our existing occupancy agreements provide for reimbursement by the landlord or building owner of a portion of the construction and development expenses we incur, our landlords or building owners may not reimburse us for these expenses in a timely manner and we may not continue to be granted these provisions in future occupancy agreements that we negotiate. To be eligible for reimbursement of these development expenses, we are also required to compile invoices, lien releases and other paperwork from our contractors, which is a time-consuming process that requires the cooperation of third parties over whom we have limited control. We may make errors in pursuing these reimbursement entitlements in accordance with the strict requirements of the landlords or building owners we deal with. In addition, we are subject to counterparty risk with respect to these landlords and building owners.
We incur costs relating to the maintenance, refurbishment and remediation of our spaces.
The terms of our occupancy agreements generally require that we ensure that the spaces we occupy are kept in good repair throughout the term of the occupancy agreement, that certain non-standard alterations carried out with respect to the spaces are removed at the end of the term of the occupancy agreement, and that we perform any repair work related to these obligations. The terms of our international occupancy agreements may also require that we return the space to the landlord at the end of the term of the occupancy agreement in the same condition it was delivered to us, which, in such instances, will require removing all fixtures and improvements to the space. The costs associated with this maintenance, removal and repair work may be significant.
We also anticipate that we will be required to periodically refurbish our spaces to keep pace with the changing needs of our members. Extensive refurbishments may be more costly and time-consuming than we expect and may adversely affect our results of operations and financial condition. Our member experience may be adversely affected if extensive refurbishments disrupt our operations at our locations.
Fluctuations in exchange rates may adversely affect us.
We vary our pricing to align with local market conditions, and our international businesses typically earn revenue and incur expenses in local currencies, primarily the British Pound, Euro and Israeli Shekel. For example, for the year ended December 31, 2017, approximately 69%, 17%, 3%, 2% and 9% of our revenue was earned by subsidiaries whose functional currency was the U.S. dollar, British Pound, Euro, Israeli Shekel and other foreign currencies, respectively, compared with 76%, 19%, 2%, 2% and 1%, respectively, for the year ended December 31, 2016. As foreign currency exchange rates change, translation of the statements of operations of our international businesses into U.S. dollars affects year-over-year comparability of our operating results.
Risks relating to laws and regulations affecting our business
Our extensive foreign operations and contacts with landlords and other parties in a variety of countries subject us to risks under U.S. and other anti-corruption laws, as well as applicable export controls and economic sanctions.
Under the Foreign Corrupt Practices Act (the “FCPA”) and similar anti-corruption laws and local laws prohibiting certain corrupt payments to government officials or agents, we may become liable for the actions of our directors, officers, employees, agents or other strategic or local partners or representatives over whom we may have little actual control. We are continuously engaged in sourcing and negotiating new locations around the world, and certain of the landlords, real estate agents or other parties with whom we interact may be government officials or agents, even without our knowledge. As we increase our international sales and business operations, our contacts with foreign public officials, and therefore our potential exposure to liability under laws such as the FCPA, are likely to increase.
Additionally, as we pursue our growth strategy of entering into joint ventures, revenue-sharing arrangements and other business relationships with local partners in non-U.S. jurisdictions, our use of intermediaries, and therefore our potential exposure to liability under laws such as the FCPA, are likely to increase.

Similarly, our international sales and business operations expose us to potential liability under a wide variety of U.S. and international laws and regulations relating to economic sanctions and export control, such as those administered by the U.S. Office of Foreign Assets Control. Failure to comply with these laws and regulations could result in substantial fines, sanctions, civil or criminal penalties, competitive or reputational harm, litigation or regulatory action and other consequences that might adversely affect our results of operations and our financial condition.
Our business is subject to a variety of U.S. and non-U.S. laws, many of which are evolving and could limit or otherwise negatively affect our ability to operate our business.
Laws and regulations are continuously evolving, and compliance is costly and can require changes to our business practices and significant management time and effort. It is not always clear how existing laws apply to our business model. Further, fragmentation of longstanding regulatory frameworks create uncertainty with regard to future regulation, such as in the case of Brexit. We strive to comply with all applicable laws, but the scope and interpretation of the laws that are or may be applicable to us is often uncertain and may conflict across jurisdictions.
Changes in tax laws and unanticipated tax liabilities could adversely affect the taxes the Company pays and therefore its financial condition and results of operations.
As a global company, we are subject to taxation in numerous countries, states and other jurisdictions. Tax laws, regulations, and administrative practices in various jurisdictions may be subject to significant change, with or without notice, due to economic, political, and other conditions, and significant judgment is required in applying the relevant provisions of tax law. If such law changes were to be adopted or if the tax authorities in the jurisdictions where we operate were to challenge our application of relevant provisions of applicable tax laws, we could be adversely affected.
Risks relating to this offering and ownership of our Class A common stock
The dual class structure of our common stock has the effect of concentrating voting control with holders of our Class B common stock and limiting your ability to influence corporate matters.
Our Class B common stock has ten votes per share, whereas our Class A common stock, which is being offered by us in this offering, has one vote per share. When this offering is completed, our outstanding Class B common stock will represent           % of the total voting power of our outstanding capital stock (or           % of the total voting power of our outstanding capital stock if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). Due to the ten-to-one voting ratio between our Class B common stock and Class A common stock, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our capital stock, even when the outstanding shares of Class B common stock represent a small minority of the economic interest in our capital stock. This concentrated control will significantly limit your ability to influence corporate matters.
Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. See “Description of capital stock” for descriptions of our Class A common stock and our Class B common stock and the rights associated with each.
The difference in the voting rights of our Class A common stock and our Class B common stock may harm the value and liquidity of our Class A common stock.
The difference in the voting rights of our Class A common stock and Class B common stock could harm the value of our Class A common stock to the extent that any investor or potential future purchaser of our Class A common stock ascribes value to the right of the holders of our Class B common stock to ten votes per share. The existence of two classes of common stock with voting rights could also result in less liquidity for either class of stock than if there were only one class of our common stock.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.
The initial public offering price of our Class A common stock is substantially higher than the pro forma net tangible book value per share of our Class A common stock outstanding prior to this offering. Therefore, if you purchase our Class A common stock in this offering, you will incur an immediate substantial dilution of $           in pro forma net tangible book value per share from the price you paid (calculated based on the assumed initial public offering price of $           per share, which represents the midpoint of the estimated offering price range set forth on the cover of this prospectus). For additional information about the dilution that you will experience immediately upon completion of this offering, see “Dilution”.
There has been no prior public market for our Class A common stock, the price of our Class A common stock may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.
Prior to this offering, there has been no public market for shares of our Class A common stock. The initial public offering price of our Class A common stock was determined through negotiation between us and the underwriters. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our Class A common stock following completion of this offering. In addition, the market price of our Class A common stock following completion of this offering may be higher or lower than the initial public offering price. The market price of our Class A common stock following completion this offering will depend on a number of factors, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose part of your investment in our Class A common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the market price of our Class A common stock include the following:

•	actual or anticipated changes in our operating results;

•	actual or anticipated developments in our industry or our business, our competitors’ businesses or the competitive landscape generally;

•	rumors and market speculation involving us or other companies in our industry;

•	additions or departures of key management or other personnel;

•	litigation or disputes involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	sales of shares of our stock by us, our insiders or our other stockholders;

•
the failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company or our failure to meet these estimates or the expectations of investors; and

•	general economic conditions and slow or negative growth in any of our significant markets.
The stock markets have experienced extreme volatility in recent years that has been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our Class A common stock. In the past, following periods of volatility in the market price of a company’s securities, class action litigation has often been instituted against the company. Any litigation of this type brought against us could result in substantial costs and a diversion of management’s attention and resources.

Our quarterly operating results may fluctuate, which could cause our stock price to decline.
Our quarterly operating results may fluctuate for a variety of reasons, many of which are beyond our control, including:

•	our success in retaining existing members and attracting new members, including our ability to adapt to rapidly evolving market trends and member preferences;

•	fluctuations in revenue generated from our members, including as a result of variability in our occupancy levels and use of our product and service offerings;

•	the amount and timing of our operating expenses;

•	the timing and success of openings of new spaces;

•	the impact of competitive developments in the markets in which we operate and our response to those developments;

•	economic and market conditions, particularly those affecting our industry; and

•	other risks and factors described in this “Risk factors” section.
The occurrence of any one of the events contemplated above, or the cumulative effect of the occurrence of one or more of such factors, could cause our quarterly results to fluctuate significantly. As a result, quarterly comparisons of results may not be meaningful and you should not rely on the historical results of one quarter as an indication of future performance, and interim period results are not necessarily indicative of the results for the full year.
An active trading market for our Class A common stock may never develop or be sustained.
We intend to apply to list our Class A common stock on the            under the symbol “WE”. However, we cannot assure you that an active trading market for our Class A common stock will develop on that exchange or elsewhere or, if developed, that any market will be sustained. Accordingly, we cannot assure you of the likelihood that an active trading market for our Class A common stock will develop or be maintained, the liquidity of any trading market, your ability to sell your shares of our Class A common stock when desired or the prices that you may obtain for your shares. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies using our shares as consideration.
If equity research analysts publish unfavorable commentary or downgrade our Class A common stock, the price and trading volume of our Class A common stock could decline.
The trading market for our Class A common stock could be affected by whether equity research analysts publish research or reports about us and our business. We cannot predict at this time whether any research analysts will publish research and reports on us and our Class A common stock. If one or more equity analysts do cover us and our Class A common stock and publish research reports about us, the price or trading volume of our Class A common stock could decline if one or more securities analysts downgrade our Class A common stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.
We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A common stock less attractive to investors.
We are an emerging growth company as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies including reduced disclosure obligations regarding the provision of selected financial data and executive compensation arrangements. We could be an emerging growth company for up to five years following the completion of this offering, although we expect to not be an emerging growth company sooner. Our status as an emerging growth company will end on the last day of the fiscal year in which we have $1.07 billion or more in annual revenue; we expect our revenue for 2018 to exceed $1.07 billion. However, if our revenues exceed $1.07 billion prior to the completion of this offering, we will continue to be treated as an emerging growth company for certain purposes until the date on which we complete this offering.
We will incur increased costs and regulatory burden and devote substantial management time as a result of being a public company.
Prior to this offering, we were not subject to the continuous disclosure requirements of U.S. securities laws and the rules, regulations and policies of the                     . As a public company, we will incur increased legal, accounting and other costs not incurred as a private company. We will be subject to, among other things, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the corporate governance requirements found in the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and related rules and regulations of the SEC, as well as the rules and regulations implemented by the                     . We expect that compliance with these requirements will increase our legal, accounting and financial compliance costs and will make some activities more difficult, time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements.
We have not yet determined whether our existing disclosure controls and internal controls over financial reporting are compliant with Section 404 of the Sarbanes-Oxley Act. Additionally, our current internal control systems and procedures may not be adequate to support our rapid growth. Any failure of our internal systems, controls and procedures could have an adverse effect on our stated results of operations and harm our reputation.
Pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”) and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, our management will be required to report on the effectiveness of our disclosure controls and internal control over financial reporting, and our auditor will be required to deliver an attestation report on the effectiveness of our disclosure controls and internal control over financial reporting, starting with the second annual report that we file with the SEC after the completion of this offering. Because we are not currently required to comply with Section 404, we are not currently required to make an assessment of the effectiveness of our internal controls, or to deliver a report that assesses the effectiveness of our internal control over financial reporting. We have not yet determined whether our existing internal controls over financial reporting are compliant with Section 404. This process will require the investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management. In addition, we cannot predict the outcome of this determination and whether we will need to implement remedial actions. Management’s assessment of our internal control systems and procedures may identify weaknesses and conditions that need to be addressed or other matters that may raise concerns for investors. The determination and any remedial actions required could result in us incurring additional costs that we did not anticipate. Additionally, any actual or perceived weakness or condition that needs to be addressed in our internal control systems may have an adverse impact on our business.
Irrespective of compliance with Section 404, as we mature, we will need to further develop our internal control systems and procedures to keep pace with our rapid growth. Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. We are in the process of developing and implementing an enterprise risk management framework, but this development and implementation may not proceed smoothly or on our projected timetable and this framework may not fully protect us against operational risks and losses.
We have made, and will continue to make, changes to our financial management control systems and other areas to manage our obligations as a public company, including corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. However, we cannot assure you that these and other measures that we might take will be sufficient to allow us to satisfy our obligations as a public company on a timely basis. If we fail to maintain effective systems, controls and procedures, including disclosure controls and internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations and prevent fraud could be adversely impacted. We may also experience higher than anticipated operating expenses, as well as higher independent auditor fees, during and after the implementation of these changes.
If we are unable to implement any of the changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and results of operations. Additionally, we do not expect that our internal control systems, even if timely and well established, will prevent all errors and all fraud. Internal control systems, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.
Our management will have broad discretion over the use of the proceeds we receive from this offering and might not use them effectively, which could affect our results of operations and cause our share price to decline.
Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply our net proceeds from this offering in ways that increase the value of your investment. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You may not agree with the decision of our management and will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.
Future sales, or the perception of future sales, of our Class A common stock may depress the price of our Class A common stock.
The market price of our Class A common stock could decline significantly as a result of sales of a large number of shares of our stock in the market after this offering. The perception that these sales might occur could depress the market price of Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
Upon completion of this offering, we will have outstanding                 shares of Class A common stock (or                 shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock) and                  shares of Class B common stock. The shares of Class A common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended (“the “Securities Act”), except for any shares of Class A common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act, which will be restricted securities under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.
In connection with this offering, we, each of our executive officers and directors and holders of substantially all of our Class A common stock (including securities convertible into or exchangeable for shares of our Class A common stock) have entered into lock-up agreements under which they have agreed not to sell or otherwise transfer their shares for a period of        days after the date of this prospectus. These lock-up provisions are subject to certain exceptions and may be waived by           at any time. Although we have been advised that there is no present intention to do so,           may, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. See “Underwriting”.
We have also issued securities in connection with investments or acquisitions and may do so again in the future. The number of shares of our capital stock issued in connection with an investment or acquisition could constitute a material portion of the then outstanding shares of our Class A common stock.
We do not expect to declare any dividends in the foreseeable future.
We do not anticipate declaring or paying any dividends on our Class A common stock or Class B common stock for the foreseeable future. Instead, we anticipate that all of our future earnings will be retained to support our operations and to finance the growth and development of our business. Consequently, investors may need to rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our Class A common stock. Any future determination relating to our dividend policy will be made by our board of directors and will depend on a number of factors. See “Dividend policy” and “Description of indebtedness”.

Provisions in our restated certificate of incorporation and amended and restated bylaws or Delaware law may discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our Class A common stock.
Delaware corporate law contains, and we expect that our restated certificate of incorporation and amended and restated bylaws will contain, provisions that could discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous.
Any provision of our restated certificate of incorporation, our amended and restated bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

Cautionary note regarding forward-looking statements
This prospectus contains forward-looking statements that reflect our current views with respect to, among other things, future events and our future business, financial condition, results of operations and prospects. These statements are often, but not always, made through the use of words or phrases such as “may”, “should”, “could”, “predict”, “potential”, “believe”, “will likely result”, “expect”, “continue”, “will”, “anticipate”, “seek”, “estimate”, “intend”, “plan”, “projection”, “would” and “outlook”, or the negative version of those words or phrases or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry as well as certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, including those described in “Risk factors” and other cautionary statements included in this prospectus, which you should consider and read carefully. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus, and our future levels of activity and performance, may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. As a result, you should not regard any of these forward-looking statements as a representation or warranty by us or any other person or place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by the cautionary statements contained in this section and elsewhere in this prospectus.

Use of proceeds
We estimate that our net proceeds from this offering will be approximately $               (or $                if the underwriters exercise in full their option to purchase additional shares of our Class A common stock), based on an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus) after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
We currently intend to use the net proceeds from this offering for general corporate purposes, including, but not limited to, investments and capital expenditures in connection with our expansion into domestic and international markets and additional product and service offerings, and for working capital purposes. Our management will have broad discretion in the application of the net proceeds of this offering, and investors will be relying on the judgment of our management in this regard. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds of this offering in short-term, investment grade, interest-bearing instruments or hold them as cash.
A $1.00 increase (decrease) in the assumed initial public offering price of $       per share would increase (decrease) the net proceeds to us from this offering by $               after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase (decrease) of one million shares in the number of shares of Class A common stock offered by us would increase (decrease) the net proceeds to us from this offering by $               after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the initial public offering price remains the same.

Dividend policy
We have never declared or paid any dividends on our capital stock. We do not intend to pay dividends on our Class A common stock or our Class B common stock for the foreseeable future. Instead, we anticipate that all of our future earnings will be retained to support our operations and to finance the growth and development of our business. Any future determination relating to our dividend policy will be made by our board of directors and will depend on a number of factors, including:

•	our historic and projected financial condition, liquidity and results of operations;

•	our capital levels and needs;

•	tax considerations;

•	any acquisitions or potential acquisitions that we may consider;

•	statutory and regulatory prohibitions and other limitations;

•	general economic conditions; and

•	other factors deemed relevant by our board of directors.
The agreements governing our Bank Facilities and the indenture governing our senior notes also impose certain restrictions on distributions by us to our stockholders, and the terms of any credit agreements or other borrowing arrangements we enter into in the future may restrict our ability to pay cash dividends. See “Description of indebtedness”.
As a Delaware corporation, we are subject to certain restrictions on the payment of dividends under the Delaware General Corporation Law (the “DGCL”). Generally, a Delaware corporation may only pay dividends either out of surplus or out of the current or the immediately preceding year’s net profits. Surplus is defined as the excess, if any, at any given time, of the total assets of a corporation over its total liabilities and statutory capital. The value of a corporation’s assets can be measured in a number of ways and may not necessarily equal their book value.

Capitalization
The following table shows our cash and cash equivalents and capitalization as of                ,       :

•	on an actual basis;

•
on a pro forma basis to give effect to the conversion of a convertible promissory note held by SB WW Holdings (Cayman) Limited into shares of Class A common stock, the conversion of a convertible promissory note held by one of our other investors into shares of Series C preferred stock, the conversion of all of our outstanding senior preferred stock and acquisition preferred stock into shares of Class A common stock, the conversion of all of our outstanding junior preferred stock into shares of Class B common stock and the       -for-one reverse split of our Class A common stock and Class B common stock, each of which will occur upon completion of this offering; and

•
on a pro forma as adjusted basis to give effect to the transactions described above as well as the issuance by us of                 shares of Class A common stock in this offering at an assumed initial public offering price of $           per share, the midpoint of the price range set forth on the cover page of this prospectus, and the application of the net proceeds therefrom as described in “Use of proceeds”.

The pro forma and pro forma as adjusted information below is illustrative only, and our cash and cash equivalents and total capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.
You should read the following table in together with “Selected historical consolidated financial and operating information” and “Management’s discussion and analysis of financial condition and results of operations” and our audited consolidated financial statements and related notes appearing elsewhere in this prospectus.

As of ,
	Actual	Pro forma	Pro forma as adjusted(1)
(in thousands)
Cash and cash equivalents:
Total cash and cash equivalents	$	$	$
Long-term debt and capital lease obligations:
Bank facilities	$	$	$
Capital lease obligations
Senior notes due 2025, net
Total long-term debt and capital lease obligations
Convertible preferred stock, $0.001 par value(2)
Noncontrolling interests
Equity:
Class A common stock, $0.001 par value(3)
Class B common stock, $0.001 par value(4)
Additional paid-in capital (5)
Additional other comprehensive income (loss)
Retained earnings (accumulated deficit) (5)
Total equity
Total capitalization	$	$	$

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $       per share (the midpoint of the price range set forth on the cover page of this prospectus) would increase (decrease) each of cash and cash equivalents, total equity and total capitalization by

$               after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. If the underwriters’ option to purchase additional shares of our Class A common stock is exercised in full, the pro forma as adjusted amount of each of cash and cash equivalents, total equity and total capitalization would increase by approximately $               , after deducting underwriting discounts and commissions and estimated expenses payable by us.

(2)
Actual: Series A Convertible Preferred Stock –                shares authorized, issued and outstanding; Series B Convertible Preferred Stock –                shares authorized, issued and outstanding; Series C Convertible Preferred Stock –                shares authorized and                shares issued and outstanding; Series D-1 Convertible Preferred Stock –                shares authorized, issued and outstanding; Series D-2 Convertible Preferred Stock –                shares authorized, issued and outstanding; Series E Convertible Preferred Stock –                shares authorized, issued and outstanding; Series F Convertible Preferred Stock –               shares authorized and                shares issued and outstanding; Series G Convertible Preferred Stock –                shares authorized and                shares issued and outstanding; Acquisition Preferred Stock –                shares authorized and                shares issued and outstanding; and Junior Non-Voting Preferred Stock –                shares authorized, issued and outstanding. Pro forma and pro forma as adjusted: no shares authorized, issued or outstanding.

(3)	Actual: shares authorized, shares issued and outstanding. Pro forma: shares authorized and shares issued and outstanding. Pro forma as adjusted: shares authorized and shares issued and outstanding.

(4)	Actual: shares authorized and shares issued and outstanding. Pro forma and pro forma as adjusted: shares authorized and shares issued and outstanding.

(5)
Pro forma and pro forma as adjusted gives effect to stock-based compensation expense of approximately $        million associated with restricted stock units, for which the portion of the service period had been rendered as of               , 2018. This pro forma adjustment related to stock-based compensation expense of approximately $               million has been reflected as an increase to additional paid-in capital and accumulated deficit. See Note 2 to our consolidated financial statements included elsewhere in this prospectus.

The number of shares of Class A common stock and Class B common stock to be outstanding on a pro forma and pro forma as adjusted basis excludes:

•	shares of Class A common stock issuable upon the exercise of stock options outstanding as of , 2018 at a weighted average exercise price of $ per share;

•	shares of Class B common stock issuable upon the exercise of stock options outstanding as of , 2018 at a weighted average exercise price of $ per share;

•	shares of Class A common stock issuable upon the exercise of warrants outstanding as of , 2018 at an exercise price of $13.12 per share;

•	shares of Class A common stock issuable upon the exercise of warrants outstanding as of , 2018 at an exercise price of $0.001 per share;

•	shares of Class A common stock issuable upon the exercise of restricted stock units outstanding as of , 2018 at a weighted average exercise price of $ per share; and

•	shares of Class A common stock reserved for future issuance under the new equity incentive plan we intend to adopt prior to the completion of this offering.

Dilution
If you invest in our Class A common stock, your ownership interest will be diluted to the extent that the initial public offering price per share of our Class A common stock exceeds the pro forma as adjusted net tangible book value per share of our Class A common stock immediately following the completion of this offering.
Our historical net tangible book value per share as of                     , 2018 was $            , or $          per share. Net tangible book value per share is determined as of any date by subtracting our total liabilities from the total book value of our tangible assets (equal to our total assets less intangible assets) and dividing the difference by the number of shares of Class A common stock and Class B common stock deemed to be outstanding as of that date.
Our pro forma net tangible book value per share as of                     , 2018 was $            , or $          per share. Pro forma net tangible book value per share is determined as of any date by subtracting our total liabilities from the total book value of our tangible assets (equal to our total assets less intangible assets) and dividing the difference by the number of shares of Class A common stock and Class B common stock deemed to be outstanding as of that date, after giving effect to the conversion of all of our outstanding senior preferred stock and acquisition preferred stock into shares of Class A common stock, the conversion of all of our outstanding junior preferred stock into shares of Class B common stock and the       -for-one reverse split of our Class A common stock and Class B common stock, but not the completion of this offering.
After giving effect to our sale of              shares of Class A common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of                     , 2018 would have been $            , or $         per share. This amount reflects an immediate increase in pro forma as adjusted net tangible book value of $          per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $        per share to new investors purchasing shares of Class A common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share
Pro forma net tangible book value per share at , 2018
Increase in pro forma net tangible book value per share attributable to this offering
Pro forma as adjusted net tangible book value per share upon completion of this offering
Dilution per share to new investors in this offering

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms determined at the time of pricing of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) pro forma as adjusted net tangible book value per share immediately following the completion of this offering by $         per share and increase (decrease) the dilution to new investors by $         per share, in each case after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same.
If the underwriters exercise in full their option to purchase additional shares of Class A common stock, the pro forma as adjusted net tangible book value immediately following the completion of this offering would be $          per share and the dilution to new investors would be $           per share, in each case assuming an initial public offering price of $           per share, the midpoint of the range set forth on the cover of this prospectus.
The following table summarizes, as of                     , 2018, on a pro forma as adjusted basis as described above, the difference between existing stockholders and new investors in this offering with respect to the aggregate number of shares of common stock purchased and with respect to the total consideration and the average price per share paid to us by our existing stockholders and to be paid to us by the new investors in this offering.

	Shares purchased		Total consideration		Average price per
	Number	Percent	Amount	Percent	share
Existing stockholders		%	$	%	$
New investors
Total		100.0%		$100.0%	$

If the underwriters exercise in full their option to purchase additional shares of Class A common stock, the number of shares held by existing stockholders upon completion of this offering would be reduced to        % of the total number of shares outstanding upon completion of this offering, and the number of shares held by new investors would increase to              shares, or        % of the total number of shares outstanding upon completion of this offering.
The foregoing discussion assumes no exercise of (i) options to purchase       shares of Class A common stock at a weighted average exercise price of $        per share, (ii) options to purchase        shares of Class B common stock at a weighted average exercise price of $        per share, (iii) warrants to purchase         shares of Class A common stock at an exercise price of $13.12 per share, (iv) warrants to purchase         shares of Class A common stock at an exercise price of $0.001 per share and (v) restricted stock units exercisable for            shares of Class A common stock at a weighted average exercise price of $        per share, and excludes             shares of Class A common stock reserved for future issuance under the new equity incentive plan we intend to adopt prior to the completion of this offering, as described in “Executive and director compensation—WeWork Companies Inc. 2019 Omnibus Incentive Plan”. To the extent that options or warrants are exercised, new awards are issued under our new equity incentive plan or we issue additional shares of common stock in the future, in each case that have an exercise or purchase price that is less than the offering price of the shares of Class A common stock in this offering, new investors in this offering will experience further dilution.

Selected historical consolidated financial and operating information
The following selected historical consolidated financial information as of and for the years ended December 31, 2016 and 2017 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with GAAP and are presented in U.S. dollars. Our historical results are not necessarily indicative of the results to be expected for any future period.
The information presented below should be read in conjunction with the information under “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Year Ended December 31,
(Amounts in thousands, except share and per share data)	2016	2017
Consolidated statement of operations information:
Revenue:
Membership revenue	$414,531	$822,092
Service revenue	19,824	44,346
Other revenue	1,744	19,566
Total revenue	436,099	886,004
Expenses:
Community operating expenses (1)	433,167	814,782
Other operating expenses (1)	—	1,677
Pre-opening community expenses	115,749	131,324
Sales and marketing	43,428	143,424
Growth and new market development	35,731	109,719
General and administrative expenses (2)	115,346	454,020
Depreciation and amortization	88,952	162,892
Total expenses	832,373	1,817,838

Loss from operations	(396,274)	(931,834)
Interest and other income (expense), net	(33,400)	(7,387)
Pre-tax loss	(429,674)	(939,221)
Income tax benefit (provision)	(16)	5,727
Net loss	(429,690)	(933,494)
Net loss attributable to noncontrolling interests	—	49,500
Net loss attributable to WeWork Companies Inc.	$(429,690)	$(883,994)
Net loss per share attributable to Class A and Class B common stockholders: (3)
Basic	$(2.66)	$(5.54)
Diluted	$(2.66)	$(5.54)
Weighted-average shares used to compute net loss per share attributable to Class A and Class B common stockholders, basic and diluted	161,324,940	159,689,116
Pro forma net loss per share attributable to Class A and Class B common stockholders: (3)
Basic		$(2.84)
Diluted		$(2.84)
Weighted-average shares used to compute pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted		311,203,941

(1)	Exclusive of depreciation and amortization shown separately below.

(2)	Includes stock-based compensation expense of $17.4 million and $260.7 million for the year ended December 31, 2016 and 2017, respectively.

(3)
See Note 18 to our consolidated financial statements included elsewhere in this prospectus for a description of how we compute basic and diluted net loss per share attributable to Class A and Class B common stockholders and pro forma basic and diluted net loss per share attributable to Class A and Class B common stockholders.

	As of December 31,
(Amounts in thousands)	2016	2017
Consolidated balance sheet information:
Cash and cash equivalents	$506,597	$2,020,805
Total current assets	621,355	2,427,096
Property and equipment, net	1,451,897	2,337,092
Total assets	2,238,519	5,364,072
Total liabilities	1,281,784	2,406,511
Total convertible preferred stock	1,678,301	3,405,435
Total noncontrolling interests	—	854,577
Total equity	(721,566)	(1,302,451)

	Year Ended December 31,
(Amounts in thousands)	2016	2017
Consolidated cash flow information:
Net cash provided by operating activities	$176,905	$243,992
Net cash used in investing activities	(849,723)	(1,453,433)
Net cash provided by financing activities	727,908	2,724,315
Effects of exchange rate changes on cash and cash equivalents	(2,261)	(666)
Net increase in cash and cash equivalents	$52,829	$1,514,208

Management’s discussion and analysis of financial condition and results of operations
The following discussion and analysis of our financial condition and results of operations should be read together with our audited consolidated financial statements and the related notes and the other financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results, performance and achievements could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under “Risk factors”. Our historical results are not necessarily indicative of the results to be expected for any future period.
Overview
WeWork has pioneered the “Space-as-a-Service” category. We have developed core competencies in design, construction and community-building at scale to create high-energy environments that promote productivity, innovation and collaboration. We believe we have reinvented the way physical space is utilized and created a thriving community of members around the world.
Our business has evolved from its origins as a flexible, community-oriented workspace for entrepreneurs and small companies to a one-stop global solution for companies of all sizes, including many of the Fortune 500. The broad appeal of our platform and brand has attracted a diverse member base and enabled us to achieve significant scale in a short period of time.
We opened our first shared workspace location in 2010 in downtown Manhattan and have since become a globally scaled platform centered around flexibility and collaboration. As of September 1, 2018, our 335 locations served approximately 319,000 memberships across 24 countries. For the year ended December 31, 2017, we generated a net loss of $(933.5) million, Community Adjusted EBITDA of $233.1 million, Adjusted EBITDA before Growth Investments of $49.4 million and Adjusted EBITDA loss of $(193.3) million.
We primarily generate revenue from membership fees and ancillary service revenue. Through our WeWork offering, we provide our members with a complete, one-stop solution for their space needs, strategically designed to maximize collaboration and productivity. Our memberships offer access not only to beautifully designed, shared spaces, but also to amenities, services and events, as well as our global network.
Our platform
Members join the WeWork platform by entering into flexible membership agreements with us, which can range from month-to-month to multi-year arrangements. As our platform and brand have evolved, we have been able to attract members across a range of industries and at all stages of development, ranging from startups to large multi-national enterprises.
WeWork Memberships
We derive substantially all of our revenue from the fees associated with memberships.
Members can choose from a variety of products that address a range of needs. Our off-the-shelf solutions allow our members access to space and amenities or private offices within our shared workspaces. We also offer custom solutions for members that seek upgraded private office suites in premium locations, or customized build-outs with separate private spaces within a WeWork location.
Powered by We
In 2017, we launched a new WeWork Venture, Powered by We, a plug-and-play office solution that leverages our design, construction and building operation expertise for companies that are looking to “bring the WeWork experience in-house.” We build custom offices that foster creativity, community and collaboration, and then continue to provide building management services and utilize our proprietary technology to enhance our clients’ experience.
Other WeWork Ventures
We seek to humanize all aspects of our members’ lives - how we work, learn, live and grow - by incubating or acquiring additional offerings. These developing products and services complement our core workspace offerings and provide our members with valuable tools for personal and professional growth.
Our current WeWork Ventures include:

•	The Flatiron School - a software programming education platform

•	Meetup - an online platform that brings people together offline

•	Conductor - a marketing technology platform

•	WeLive - residential shared living spaces

•	Rise by We - a health and wellness offering

•	WeGrow - an entrepreneurial charter school for children
Our established and growing portfolio of global locations
As of September 1, 2018, we operate 335 locations across 83 cities spanning 24 countries. We generally generate enough revenue to cover our community operating expenses at an occupancy rate, on average, of approximately 60% across our locations. As of September 1, 2018, our locations operated at an average occupancy rate of 84%. In addition to expanding to new locations, part of our strategy is to open new locations near existing locations to drive economies of scale and benefit from existing brand awareness and strong network effects.
We monitor our portfolio by Mature and Non-Mature Locations, based on the number of months they have been in operation. We believe our Mature Locations, defined as Locations that have been open for member operations for more than 18 months, are representative of our steady-state performance. Mature Locations comprised 41% of our locations as of September 1, 2018. Mature Locations have continued to grow and demonstrate increasingly strong performance, with 89% occupancy as of September 1, 2018.
Key performance indicators and financial measures
In connection with the management of our WeWork offering, we identify, measure and assess a variety of operational metrics that we refer to as key performance indicators. The most important metrics we use in managing and evaluating our business are Memberships and Desks.

•	Memberships include WeWork Memberships and We Memberships. Total memberships are indicative of our scale and growth.

•
Desks are defined as the estimated number of desks available for sale and immediate use for any given date, plus the estimated capacity of “hot desks” (access to any available desk at a designated location) at each location. Desks represent management’s best estimate of desk capacity at a location based on our desk inventory management system and/or sales layouts and are not meant to represent actual counts of desks at our locations.

To evaluate the performance of our business, we monitor both financial metrics recorded in accordance with GAAP and certain non-GAAP financial measures detailed below. When evaluating our business using non-GAAP financial measures, we think about the performance of our business in three categories, including (i) the day-to-day operation of our existing portfolio of core WeWork buildings/communities that provide “Space-as-a-Service” to our members, (ii) our investment in the global and regional infrastructure that supports our current portfolio and serves as the foundation for our future growth, and (iii) current investments in future desk delivery and the expansion of our global community and the services we can provide to that expanded community.

•
Community Adjusted EBITDA. We define Community Adjusted EBITDA as membership and service revenue plus management fee income from advisory services provided to Branded Locations minus community operating expenses. Community operating expenses, our largest category of expenses, are the costs associated with servicing members in our locations and consist primarily of rent and tenancy expenses, core operating expenses such as utilities and internet, and the cost of creating a dynamic and vibrant community in our buildings, including salaries of our building staff and the cost of amenities. We believe Community Adjusted EBITDA is a supplemental indicator of the day-to-day operations of our existing portfolio of core locations.

•
Adjusted EBITDA before Growth Investments. We define Adjusted EBITDA before Growth Investments as Community Adjusted EBITDA minus general and administrative expenses. We believe this is an effective measure to evaluate our global and regional infrastructure investments that support our current portfolio and serve as the foundation for our future growth.

•
Adjusted EBITDA. We define Adjusted EBITDA as Adjusted EBITDA before Growth Investments minus Growth Investments. Growth Investments, which consist of pre-opening community expenses, sales and marketing expenses and growth and new market development expenses, which all primarily relate to entering new markets and opening new buildings, represent our current investment in future desk delivery and the expansion of our global community.

We also evaluate ARPPM, which represents our membership and service revenue (other than membership and service revenue generated from the sale of WeLive memberships and related services) divided by the average of the number of WeWork Memberships associated with Consolidated Locations as of the first day of each month in the period. We derive the majority of our revenue through the sale of WeWork Memberships. Changes in membership and service revenue are primarily impacted by new location openings and changes in ARPPM and Occupancy Rates. Revenues generated from the sale of We Memberships and WeLive memberships and additional services provided to these members are also included in membership and service revenue. Revenues generated from our other product offerings, sponsorships and other strategic events are excluded from membership and service revenue and included in Other revenue, as discussed below.
Key factors affecting our performance
Global footprint expansion
We have embarked on a strategic worldwide expansion program, opening locations in new cities as well as opening new locations in cities where we previously operated workspaces. We have grown from 44,000 Desks as of December 1, 2015 to 354,000 Desks as of September 1, 2018.
While the majority of our Desks are located in the United States and Canada, we have invested heavily in corporate infrastructure, sales and marketing and new market development to support and accelerate our international expansion. Our expansion into new international markets impacts our ARPPM, as revenue per member from the mix of members in new cities may be lower than in core cities that are more developed. Our ability to grow our global footprint efficiently may impact our financial performance.
Membership growth
We believe that macroeconomic trends including urbanization of the workforce and evolving work culture have led to increased demand for WeWork Memberships. Despite our Desks increasing from 214,000 as of December 1, 2017 to 354,000 as of September 1, 2018, our Occupancy Rate increased from 81% as of December 1, 2017 to 84% as of

September 1, 2018. Our membership base, which consisted of approximately 319,000 memberships as of September 1, 2018, has also grown commensurate with our physical expansion. Moving forward, the growth of our membership base may impact our ability to increase revenue and our visibility into future revenue.
Enterprise growth
Our recent success with Enterprise Members has fueled growth while increasing diversification of our member mix. The percentage of our total WeWork Memberships attributable to Enterprise Members has increased from approximately 8% as of December 1, 2015 to approximately 29% as of September 1, 2018. As of September 1, 2018, companies representing approximately 30% of the Global Fortune 500, including companies like Microsoft, Facebook, Amazon and General Motors, were either existing Enterprise Members or had signed future commitments with us. We plan to continue to invest in sales, design and development teams dedicated to Enterprise Members. Enterprise Members often sign longer-term membership agreements for a greater number of Desks relative to some of our other members, providing us increased revenue visibility. If our ability to acquire more Enterprise Members at favorable terms were to change, it would impact our revenue visibility.
Additional service and product offerings
We have recently launched or acquired new products and services that enhance value to our members and further our mission of fostering community. We believe these WeWork Ventures, including Powered by We, have the potential to become substantial revenue streams in the future. We expect to continue making significant investment into products and services that support our core WeWork offering. If these efforts do not scale successfully, it may impact our growth prospects and our ability to achieve profitability.
Components of results of operations
Membership revenue
Membership revenue represents license fees, net of discounts, from sales of our WeWork Memberships, We Memberships and WeLive memberships. The price of each membership is variable, based on the particular characteristics and geographical location of the space occupied by the member and any monthly allowances for conference room hours and prints/copies included in the base membership license fee. All memberships include access to the WeWork member network. Membership revenue is recognized monthly, on a ratable basis, over the life of the agreement, as access to office space is provided.
Service revenue
Service revenue primarily includes additional billings to WeWork members, We members and WeLive members for ancillary services in excess of the monthly allowances included in membership revenue. Services offered to members include access to conference rooms, printing, photocopies, initial set-up fees, phone and IT services, parking fees and other services.
Service revenue also includes commissions earned by the Company for various services and benefits provided to our members by third parties. Our services partnerships range from deals on clothing and gym memberships to below-market rates for personal and business services. Service revenue is recognized on a monthly basis as the services are provided.
Service revenue does not include any revenue recognized by WeWork Ventures. For example, services provided by Meetup and The Flatiron School are not included in our service revenue, even if those services have been delivered to a WeWork member. All revenue recognized by our consolidated companies not providing “Space-as-a-Service” are included in Other revenue as discussed below.
Other revenue
Other revenue includes income generated from sponsorships and ticket sales from WeWork branded events. Other revenue also includes any revenue generated by any new products or services not directly related to the operation of our WeWork and WeLive offerings, such as revenue generated by WeWork Ventures (other than WeLive). We recognize revenue from design and development services performed under Powered by We contracts using the percentage-of-completion method based primarily on contract cost incurred to date compared to total estimated contract cost.
Community operating expenses
Community operating expenses include the costs required to operate an open member community location on a day-to-day basis and exclude pre-opening costs, depreciation and amortization and general sales and marketing, which are separately recorded.
Rent expense
Our most significant community operating expense is rent expense. We evaluate rent expense recognized on a straight-line basis over the life of the lease term in accordance with GAAP based on three key components, including Rent Contractually Paid or Payable, Adjustments for Impact of Straight-lining of Rent and Amortization of Lease Incentives.
Tenancy costs
Community operating expenses also include our share of real estate and related taxes and common area maintenance charges (“CAM”) relating to our leased locations used for member community operations. Real estate and related taxes and CAM are collectively referred to as tenancy costs. Adjusted Rent and tenancy costs are collectively referred to as lease costs.
Other community operating expenses
Other community operating expenses typically include utilities, cleaning expenses, office expenses, security expenses, credit card processing fees, and food and beverage costs. Community operating expenses also include personnel and related costs for the teams managing our community operations, including member relations, sales and occupancy maintenance and facilities management, as well as costs for corporate functions that directly support the operations of our communities, such as personnel costs associated with our billings, collections, purchasing and accounts payable functions. As our global community continues to expand, we expect to achieve further economies of scale on these community support functions, which is expected to have a positive impact on our future margins.
Other operating expenses
Other operating expenses relate to costs of operating and providing goods and services by other developed businesses not directly attributable to the operation of our WeWork and WeLive offerings and not related to other early-stage product offerings or business lines. For the year ended December 31, 2017, other operating expenses relate to the operation of Meetup and The Flatiron School for the periods subsequent to their acquisitions.
Growth Investments
Pre-opening community expenses, sales and marketing expenses and growth and new market development expenses, collectively, are referred to as “Growth Investments” and represent investments in the business that we believe will support our ability to continue to grow our flexible, collaborative workspace and service offerings.
Pre-opening community expenses
Pre-opening community expenses include all expenses for Consolidated Locations incurred before the locations open for member operations. The primary components of pre-opening community expenses are rent expense, our share of real estate and related taxes, common area maintenance charges, utilities, cleaning, personnel and related expenses, and other costs of opening our Consolidated Locations. Personnel expenses are included in pre-opening costs as we staff our locations prior to their opening to help ensure a smooth opening and a successful member move-in experience.

Sales and marketing expenses
Sales and marketing expenses consist primarily of expenses related to our general sales and marketing efforts, including advertising costs, member referral fees, personnel and related expenses related to our sales, marketing, branding, public affairs and events teams, and other costs associated with strategic marketing events. Strategic events, such as our WeWork Creator Awards program and our annual Summer Camp gathering, are investments we make in the continued expansion of our global community of creators. We have also made investments in our sales and marketing organization that is responsible for quickly achieving stabilized occupancy at new locations and proactively targeting our enterprise sales channel. Our sales and marketing efforts are primarily focused on new location openings, as once a location reaches maturity, its occupancy has tended to be self-sustaining.
Growth and new market development
To execute on our growth opportunities, we have established dedicated real estate, construction and design departments that are responsible for identifying, sourcing and managing the construction of our new locations and researching, exploring and initiating new regions and product or service offerings.
Growth and new market development expenses consist primarily of non-capitalized development, warehousing and logistics-related expenses, non-capitalized personnel and related expenses and stock-based compensation expense related to our development, design, product, research and real estate teams, cost of goods sold in connection with our Powered by We office design and development solutions, and expenses incurred operating our other WeWork Ventures that are not directly related to the operation of our WeWork and WeLive offerings.
General and administrative expenses
General and administrative expenses consist primarily of personnel and related expenses and stock-based compensation expense related to corporate employees, consulting, legal and other professional services expenses, occupancy costs for our corporate offices and various other costs we incur to manage and support our business.
Our general and administrative expenses include our investment in a leadership team with seasoned entrepreneurs and experienced leaders who have deep expertise in the real estate, hospitality, media and technology industries and who support our mission. As the extent of our global community of creators continues to expand, we expect to achieve further economies of scale on these investments, which we expect will have a positive impact on our future margins.
Interest and other income (expense)
Interest and other income (expense) is comprised of interest income, interest expense, earnings from equity method and other investments, and foreign currency gain (loss). Interest expense primarily includes non-cash interest expense associated with the accretion of asset retirement obligations and the amortization of deferred financing costs, interest expense recorded in connection with capital lease liabilities and interest expense relating to our outstanding letters of credit issued under our Senior Credit Facility and our Letter of Credit Facility, as required by our various leases.

Consolidated results of operations
The following tables set forth our consolidated statements of operations and other key metrics for the years ended December 31, 2016 and 2017:

(Amounts in thousands, except percentages and where noted)	Year Ended December 31,		Change	Change
	2016	2017	$	%
Consolidated statement of operations information:
Revenue:
Membership revenue	$414,531	$822,092	$407,561	98.3%
Service revenue	19,824	44,346	24,522	123.7
Other revenue	1,744	19,566	17,822	N/M
Total revenue	436,099	886,004	449,905	103.2
Expenses:
Community operating expenses(1)	433,167	814,782	381,615	88.1
Other operating expenses(1)	—	1,677	1,677	N/M
Pre-opening community expenses	115,749	131,324	15,575	13.5
Sales and marketing	43,428	143,424	99,996	230.3
Growth and new market development	35,731	109,719	73,988	207.1
General and administrative expenses	115,346	454,020	338,674	293.6
Depreciation and amortization	88,952	162,892	73,940	83.1
Total expenses	832,373	1,817,838	985,465	118.4
Loss from operations	(396,274)	(931,834)	(535,560)	135.1
Interest and other income (expense), net	(33,400)	(7,387)	26,013	(77.9)
Pre-tax loss	(429,674)	(939,221)	(509,547)	118.6
Income tax benefit (provision)	(16)	5,727	5,743	N/M
Net loss	(429,690)	(933,494)	(503,804)	117.2
Net loss attributable to noncontrolling interests	—	49,500	49,500	N/M
Net loss attributable to WeWork Companies Inc.	$(429,690)	$(883,994)	$(454,304)	105.7%
Key performance indicators and other key financial measures:
Desks	107,000	214,000	107,000	100.0%
Memberships	87,000	186,000	99,000	114.0%
ARPPM (in ones)	$7,384	$6,928	$(456)	(6.2)%
Adjusted EBITDA(2)	$(94,322)	$(193,327)	$(99,005)	105.0%
Adjusted EBITDA Margin	(21.6)%	(21.8)%	(0.2)%
Adjusted EBITDA before Growth Investments(2)	$1,055	$49,444	$48,389	4,586.6%
Adjusted EBITDA before Growth Investments Margin	0.2%	5.7%	5.5%
Community Adjusted EBITDA(2)	$95,943	$233,147	$137,204	143.0%
Community Adjusted EBITDA Margin	22.1%	26.9%	4.8%

N/M = Not meaningful

(1)	Exclusive of depreciation and amortization shown separately on the Depreciation and amortization line item.

(2)	See “Prospectus summary—Summary consolidated financial and operating information—Other key financial measures” for a reconciliation to the most comparable GAAP measure.
Operations as a percentage of revenue
The following table sets forth our consolidated statements of operations information as a percentage of revenue for the years ended December 31, 2016 and 2017.

	Year Ended December 31,
	2016	2017
Revenues:
Membership revenue	95.1%	92.8%
Service revenue	4.5	5.0
Other revenue	0.4	2.2
Total revenue	100.0	100.0
Expenses:
Community operating expenses (1)	99.3	92.0
Other operating expense (1)	—	0.2
Pre-opening community expenses	26.5	14.8
Sales and marketing	10.0	16.2
Growth and new market development	8.2	12.4
General and administrative expenses	26.4	51.2
Depreciation and amortization	20.4	18.4
Total expenses	190.8	205.2
Loss from operations	(90.8)	(105.2)
Interest and other income (expense), net	(7.7)	(0.8)
Pre-tax loss	(98.5)	(106.0)
Income tax benefit (provision)	—	0.6
Net loss	(98.5)	(105.4)
Net loss attributable to noncontrolling interests	—	5.6
Net loss attributable to WeWork Companies Inc.	(98.5)%	(99.8)%

(1)	Exclusive of depreciation and amortization shown separately on the Depreciation and amortization line item.
Comparison for the years ended December 31, 2016 and 2017
Membership revenue
Membership revenue increased $407.6 million, or 98.3%, to $822.1 million for the year ended December 31, 2017 from $414.5 million for the year ended December 31, 2016. The growth in membership revenue was primarily driven by growth in our membership community, including growth within existing locations, growth from new locations and growth in We Memberships. The WeWork community has grown to approximately 171,000 WeWork Memberships as of December 31, 2017 from 81,000 as of December 31, 2016 and to approximately 12,000 We Memberships as of December 31, 2017 from 6,000 as of December 31, 2016. As of December 31, 2017, there were 197 locations compared to 111 as of December 31, 2016. Additionally, the Company opened two WeLive locations during 2016. The increase in revenue attributable to new locations and the increase in Memberships was offset by a decline in the average membership revenue per WeWork Membership of $(476) to $6,576 for the year ended December 31, 2017 from $7,052 for the year ended December 31, 2016. The average membership revenue per WeWork Membership has experienced a decline, as we have expanded into many different global markets with different pricing structures and have used discounts to assist in driving initial occupancy levels as we open new locations at a faster rate.
Membership revenue with respect to the approximately 3,000 memberships associated with our Branded Locations in India as of December 31, 2017 is not included within membership revenue and the calculation of average membership revenue per WeWork Membership as those Branded Locations are not consolidated. See “Other revenue” below for the impact to results of operations driven by the results of our Branded Locations.
Service revenue
Service revenue increased $24.5 million, or 123.7%, to $44.3 million for the year ended December 31, 2017 from $19.8 million for the year ended December 31, 2016. The growth in the WeWork community, as described above, is the primary driver of the increase in service revenue. As our memberships have grown, the services we have sold to new members has increased across all service categories. Our largest service revenue category was conference room revenue, which is generated when members purchase additional conference room space in excess of the monthly allowances included in membership revenue. Conference room revenue in 2017 increased $10.0 million, or 110.5% year-over-year from 2016. Initial set-up fee revenue in 2017 increased $4.1 million, or 218.2% year-over-year from 2016, as we have grown our memberships. Revenue generated from the sale of parking spaces increased $3.3 million, or 201.7%, and all other service revenues increased a total of $7.1 million, or 97.7%, for the year ended December 31, 2017, compared to the year ended December 31, 2016. Average service revenue per WeWork Membership has increased $20 per WeWork Membership to $352 for the year ended December 31, 2017, compared to $332 for the year ended December 31, 2016, as we have been successful in selling an expanding line of services to our members.
Other revenue
Other revenue increased $17.9 million, to $19.6 million for the year ended December 31, 2017 from $1.7 million for the year ended December 31, 2016. In 2017 we launched Powered by We, a plug-and-play office solution that leverages our design, construction and building operation expertise for companies, which represented $13.7 million of the increase in other revenue during the year ended December 31, 2017. During 2017, we also acquired several companies under WeWork Ventures. The collective revenue earned by these companies for the periods subsequent to their acquisitions during the year ended December 31, 2017 contributed $3.7 million of the increase.
We have also invested in a business that provides “Space-as-a-Service” under the WeWork brand. The revenue and expenses from these locations, which we refer to as Branded Locations, are not consolidated within our results of operations. During the year ended December 31, 2017, we earned $0.5 million in management fee income from advisory services provided to three Branded Locations in India as of December 31, 2017. No Branded Locations existed during 2016.
Community operating expenses
Community operating expenses increased $381.6 million to $814.8 million for the year ended December 31, 2017. As a percentage of total revenue, community operating expenses for the year ended December 31, 2017 was 92.0%, which represented a decrease of 7.3% as compared to 99.3% for the year ended December 31, 2016.

Community operating expenses includes the following:

(Amounts in thousands, except percentages)	Year Ended December 31,		Change	Change
	2016	2017	$	%
Rent expense	$241,588	$458,521	$216,933	89.8%
Tenancy costs	41,880	76,194	34,314	81.9
Employee compensation and benefits (excluding stock-based compensation)	61,409	102,801	41,392	67.4
Stock-based compensation	2,032	18,718	16,686	N/M
Other community operating expenses	86,258	158,548	72,290	83.8
Total community operating expenses	$433,167	$814,782	$381,615	88.1%

N/M = Not meaningful
Our most significant community operating expense is rent expense, which includes the following components and changes:

(Amounts in thousands, except percentages)	Year Ended December 31,		Change	Change
	2016	2017	$	%
Rent Contractually Paid or Payable	$171,330	$347,305	$175,975	102.7%
Adjustments for Impact of Straight-lining of Rent	92,723	162,313	69,590	75.1
Amortization of Lease Incentives	(22,465)	(51,097)	(28,632)	127.5
Total rent expense	$241,588	$458,521	$216,933	89.8%

The following table includes the components of rent expense included in community operating expenses as a percentage of total revenue:

	Year Ended December 31,
	2016	2017
Rent Contractually Paid or Payable	39.3%	39.3%
Adjustments for Impact of Straight-lining of Rent	21.3	18.3
Amortization of Lease Incentives	(5.2)	(5.8)
Total rent expense	55.4%	51.8%

The $176.0 million increase in Rent Contractually Paid or Payable, which is paid after locations open for business and after the expiration of any rent holiday, was primarily driven by the 86 new location openings that occurred throughout the year ended December 31, 2017 and the 58 new location openings that occurred during the year ended December 31, 2016. The increase in Rent Contractually Paid or Payable for the period is also impacted by escalations in base rent payments. As a percentage of total revenue, Rent Contractually Paid or Payable for the period was consistent at 39.3% for the year ended December 31, 2017 and the year ended December 31, 2016.
The $69.6 million increase in Adjustments for Impact of Straight-lining of Rent was primarily driven by rent holidays and rent escalations given the majority of our leases are in the first half of the life of the lease. The impact of straight-line rent typically increases rent expense in the first half of the life of a lease, when rent expense recorded in accordance with GAAP exceeds cash payments made, and then decreases rent expense in the second half of the life of the lease when rent expense is less than the cash payments required.

The $28.6 million increase in Amortization of Lease Incentives benefit was also primarily driven by the new locations that opened during the year ended December 31, 2017, and locations that were only open for a portion of the year ended December 31, 2016.
The increase in the number of open locations and the growth in our global community also resulted in a $34.3 million, or 81.9%, increase in total tenancy costs (including real estate and related taxes and common area maintenance charges) as compared to the year ended December 31, 2016.
Employee compensation and benefits expense increased $41.4 million, or 67.4% compared to the year ended December 31, 2016. To support the operations of our growing community, we made significant personnel investments in teams that run the day-to-day building operations and functions such as billings, collections, purchasing and accounts payable, that support our buildings.
Stock-based compensation expenses increased $16.7 million in the year ended December 31, 2017 from 2016, mainly driven by a secondary stock offering in October 2017, through which common shares were acquired from WeWork employees at a price greater than the fair market value of the shares (the “2017 Secondary Offering”), resulting in additional stock-based compensation expense of $12.2 million during the year ended December 31, 2017. The remaining $4.5 million increase in stock-based compensation expense is attributable to the increase in personnel, who have received new grants, and additional grants to existing employees, both at a stock price higher than those of previous grants.
The growth in our global community was also the primary driver of the remaining $72.3 million total increase in all other community operating expenses. As a percentage of total revenue, all other community operating expenses for the period declined slightly to 17.9% for the year ended December 31, 2017, compared to 19.8% for the year ended December 31, 2016.
Other operating expenses
Other operating expenses increased to $1.7 million for the year ended December 31, 2017 from nil for the year ended December 31, 2016. Other operating expenses related to costs of operating and providing goods and services by other developed WeWork Ventures not related to early-stage product offerings or business lines. For the year ended December 31, 2017, other operating expenses relate to the operation of Meetup and The Flatiron School for the periods subsequent to their acquisitions during the year ended December 31, 2017.
Pre-opening community expenses
Pre-opening community expenses increased $15.6 million, or 13.5%, to $131.3 million for the year ended December 31, 2017 from $115.7 million for the year ended December 31, 2016. We opened 86 and 58 new locations during the years ended December 31, 2017 and 2016, respectively, and there were 62 and 35 locations where we had taken possession of the new leased spaces but the location had not yet opened for member operations as of December 31, 2017 and 2016, respectively. The increase in pre-opening costs were mitigated through the refinement of our design and construction processes, including investments in new technology, which help us to quickly and efficiently redevelop a space, typically resulting in only four to six months from the date we take possession of the space under the lease agreement to the opening date.
Pre-opening community expenses includes the following key components and changes:

(Amounts in thousands, except percentages)	Year Ended December 31,		Change	Change
	2016	2017	$	%
Rent expense	$103,613	$112,851	$9,238	8.9%
Tenancy costs	5,357	11,684	6,327	118.1
Other pre-opening community expenses	6,779	6,789	10	0.1
Total pre-opening community expenses	$115,749	$131,324	$15,575	13.5%

Our most significant pre-opening community expense is rent expense for the period before a location is open for member operations, which includes the following components and changes:

(Amounts in thousands, except percentages)	Year Ended December 31,		Change	Change
	2016	2017	$	%
Rent Contractually Paid or Payable	$10,822	$6,973	$(3,849)	(35.6)%
Adjustments for Impact of Straight-lining of Rent	94,526	108,285	13,759	14.6
Amortization of Lease Incentives	(1,735)	(2,407)	(672)	38.7
Total rent expense	$103,613	$112,851	$9,238	8.9%

The $(3.8) million decline in Rent Contractually Paid or Payable and the increase in amortization of lease incentive benefit of $(0.7) million is generally the result of our ability to negotiate leases with more favorable lease terms, including improved lease rates, longer free rent periods, long-term revenue-sharing agreements with building owners and/or larger tenant improvement allowances. Rent Contractually Paid or Payable represented only 6.2% of the total pre-opening rent expense recorded in accordance with GAAP for the year ended December 31, 2017, compared to 10.4% for the year ended December 31, 2016.
The $13.8 million increase in Adjustments for Impact of Straight-lining of Rent included in pre-opening community expense is primarily driven by straight-line rent expense during rent holidays provided for a limited time before our locations open for operations. During this period, rent expense recorded in accordance with GAAP exceeds cash payments required to be made. As the number of location openings and the number of pre-open locations at the end of each period has increased as described above, so too have Adjustments for Impact of Straight-lining of Rent relating to those pre-open locations.
Tenancy costs increased $6.3 million period over period, primarily driven by the increase in pre-open locations throughout the year.
Sales and marketing
Sales and marketing expenses increased $100.0 million, or 230.3%, to $143.4 million for the year ended December 31, 2017 from $43.4 million for the year ended December 31, 2016. As a percentage of total revenue, sales and marketing expenses increased from 10.0% for the year ended December 31, 2016, to 16.2% for the year ended December 31, 2017.
Sales and marketing expenses included the following:

(Amounts in thousands, except percentages)	Year Ended December 31,		Change	Change
	2016	2017	$	%
Employee compensation and benefits (excluding stock-based compensation)	$14,048	$38,920	$24,872	177.1%
Stock-based compensation	775	4,244	3,469	447.6
Advertising	14,786	40,945	26,159	176.9
WeWork Creator Awards	—	16,083	16,083	N/M
Other strategic events	5,711	12,225	6,514	114.1
Member referral fees	5,441	15,957	10,516	193.3
Other	2,667	15,050	12,383	464.3
Total sales and marketing expenses	$43,428	$143,424	$99,996	230.3%

Sales and marketing employee compensation and benefits increased $24.9 million due to our investment in additional and more experienced sales and marketing personnel.
The $3.5 million increase in stock-based compensation expense period over period included $2.9 million relating to the 2017 Secondary Offering, resulting in additional stock-based compensation expense during the year ended December 31, 2017.
The increase in sales and marketing was also driven by higher spend on advertising of $26.2 million. Community events, such as the WeWork Creator Awards program, annual Summer Camp gathering and weekly networking sessions, are important in fostering connectivity across our global community and serve as effective marketing tools. The costs associated with these efforts increase as the number of members grows and contributed $22.6 million to the increase in sales and marketing expenses.
The remaining $22.8 million increase in all other sales and marketing expenses described above represent our investment in efforts to increase sales. These sales and marketing efforts helped drive the 103.2% increase in total revenue growth over the comparative period. Excluding the impact of the WeWork Creator Awards program and other strategic events, sales and marketing expenses represented 13.0% of total revenue for the year ended December 31, 2017, compared to 8.6% for the year ended December 31, 2016.
Growth and new market development
Growth and new market development expenses increased $74.0 million, or 207.1%, to $109.7 million for the year ended December 31, 2017 from $35.7 million for the year ended December 31, 2016. Overall, our investment in growth and new market development-related expenses as a percentage of total revenues increased 4.2% to 12.4% for the year ended December 31, 2017, compared to 8.2% for the year ended December 31, 2016, as we continued to make investments in our future growth and expansion.
The increase was primarily the result of a $23.8 million increase in compensation and related benefits, including stock-based compensation, driven by our investment in additional personnel to strengthen our real estate, construction and design departments. The increase included $8.5 million of stock-based compensation relating to the 2017 Secondary Offering.
We also incurred an additional $8.1 million in consulting and other professional fees and travel costs associated with our expansion in existing markets as well as researching, exploring and initiating new regions and product or service offerings. During 2017, we expanded into certain key markets, such as Asia and Latin America. Our overall growth and expansion into new markets was also a primary contributing factor to a $19.1 million increase in overall warehousing, storage and other shipping costs.
During the year ended December 31, 2017, we also incurred $12.7 million in direct external construction costs relating to Powered by We, an office space offering that we launched in 2017, and a $2.9 million one-time payment for talent acquisition, both of which did not occur during year ended December 31, 2016. The remaining $7.4 million increase relates to various other costs associated with our growth.
General and administrative expenses
General and administrative expenses increased $338.7 million, or 293.6%, to $454.0 million for the year ended December 31, 2017 from $115.3 million for the year ended December 31, 2016. General and administrative expenses as a percentage of total revenues increased to 51.2% for the year ended December 31, 2017 from 26.4% for the year ended December 31, 2016. The increase was primarily driven by stock-based compensation expenses and our investment in corporate personnel and an expanded global leadership team to support our current and future growth.
Our most significant general and administrative expense was compensation and related benefits. Stock-based compensation was $260.7 million for the year ended December 31, 2017, compared to $17.4 million for the year ended December 31, 2016. The increase was primarily related to the 2017 Secondary Offering. Excluding the impact of stock-based compensation expense, general and administrative expenses as a percentage of total revenues remained relatively consistent at 21.8% for the year ended December 31, 2017, compared to 22.5% for the year ended December 31, 2016.
The total of all other compensation and related benefits also increased $42.4 million to $80.5 million for the year ended December 31, 2017 from $38.1 million for the year ended December 31, 2016. This increase was primarily driven by our investment in additional corporate personnel and an expanded global leadership team to support our current and future anticipated growth. General and administrative expenses were also impacted by expenses related to stock issued for services rendered by consultants of $7.3 million and $1.6 million for the years ended December 31, 2017 and 2016, respectively.
Depreciation and amortization expenses
Depreciation and amortization expenses increased $73.9 million, or 83.1%, to $162.9 million for the year ended December 31, 2017 from $89.0 million for the year ended December 31, 2016 driven by the increase in leasehold improvements, furniture and equipment primarily associated with the 86 new location openings in 2017 and the 58 new location openings that occurred throughout the year ended December 31, 2016, as well as continued expansion of previously opened locations.
Interest and other income / expense, net
Interest and other income/expense, net decreased $26.0 million to $7.4 million net expense for the year ended December 31, 2017 from $33.4 million net expense for the year ended December 31, 2016. The change included a net increase in foreign currency gains of $52.6 million primarily driven by the increase in foreign currency-denominated intercompany transactions that are not of a long-term investment nature as a result of our international expansion and currency fluctuations against the dollar. There were 74 international locations as of December 31, 2017, compared with 31 international locations as of December 31, 2016. The change was offset by a $30.5 million increase in loss from equity method investments.
Interest income also increased by $7.0 million, primarily driven by our 2017 capital raising activities and the resulting increase in interest income earned on our increased balance of cash and cash equivalents held. Interest expense increased by $3.1 million primarily related to an increase in interest expense due to an increase in outstanding letters of credit issued under our Senior Credit Facility.
Income tax benefit/provision
Income tax benefit was $5.7 million for the year ended December 31, 2017 compared to a $16 thousand provision for the year ended December 31, 2016. This net benefit increase included $2.3 million of current tax expense in foreign jurisdictions, offset by $8.0 million of deferred tax benefit related to U.S. federal, state and foreign jurisdictions. Of the total $8.0 million of deferred tax benefit, $7.9 million consisted of U.S. federal and state deferred tax benefit and resulted from a combination of our 2017 acquisitions and the December 22, 2017 enactment of the legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act reduces the U.S. corporate statutory tax rate from 35% to 21% and allows for indefinite net operating loss carryforwards that can reduce up to 80% of taxable income. Both of these provisions apply to tax years beginning after December 31, 2017 and directly contributed to the $7.9 million U.S. federal and state deferred tax benefit.
Our effective income tax rate differed from the U.S. federal statutory rate of 35% primarily due to the effect of certain non-deductible permanent differences, including stock compensation expense, the effect of our operating in jurisdictions with various statutory tax rates, the December 22, 2017 enactment of the Tax Act and valuation allowances against our deferred tax assets primarily related to net operating loss carry-forwards where it is more likely than not that some or all of the deferred tax assets will not be realized. For additional discussion, see Note 14 to our consolidated financial statements included elsewhere in this prospectus.
Net loss attributable to noncontrolling interests
During 2017, we received a total of $900.0 million in cash and an additional $600.0 million in commitments to be funded over a three-year period in exchange for a noncontrolling interest in ChinaCo, JapanCo and PacificCo. As the Company has the power to direct the activities of these entities that most significantly impact their economic performance and the right to receive benefits that could potentially be significant to these entities, they remain our consolidated subsidiaries, and the interests owned by the other investors and the net income or loss and comprehensive income or loss attributable to the other investors are reflected as noncontrolling interests on our consolidated balance sheets, consolidated statements of operations and consolidated statements of comprehensive loss, respectively. The net loss attributable to noncontrolling interests was $49.5 million for the year ended December 31, 2017. No noncontrolling interests existed as of or during the year ended December 31, 2016.
Net loss attributable to WeWork Companies Inc.
We recorded a net loss attributable to WeWork Companies Inc. of $(884.0) million for the year ended December 31, 2017, compared to $(429.7) million for the year ended December 31, 2016.

Quarterly results of operations
The following table sets forth certain unaudited financial and operating information for each quarter during each of the eight quarters ended December 31, 2018. The quarterly information includes all adjustments (consisting of normal recurring adjustments) that, in the opinion of management, are necessary for a fair presentation of the information presented. This information should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

(Amounts in thousands, except percentages and where noted)	Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Revenue:
Membership revenue	$153,990	$187,687	$222,837	$257,578	$307,640	$367,743	$431,419
Service revenue	8,861	10,210	11,500	13,775	17,294	19,687	22,063
Other revenue	370	444	6,789	11,963	17,229	34,178	28,804
Total revenue	163,221	198,341	241,126	283,316	342,163	421,608	482,286

Expenses(1):
Community operating expenses(2)	153,206	185,295	212,496	263,785	288,152	347,816	405,100
Other operating expenses(2)	—	—	—	1,677	15,161	26,863	31,631
Pre-opening community expenses	27,663	25,034	29,525	49,102	73,232	83,751	97,530
Sales and marketing	18,718	23,740	41,150	59,816	62,811	77,078	109,559
Growth and new market development	17,220	19,518	26,853	46,128	58,679	115,412	118,510
General and administrative expenses	36,603	45,979	52,665	318,773	78,194	77,063	90,696
Depreciation and amortization	31,227	38,005	42,166	51,494	62,043	75,375	77,590
Total expenses	284,637	337,571	404,855	790,775	638,272	803,358	930,616
Loss from operations	(121,416)	(139,230)	(163,729)	(507,459)	(296,109)	(381,750)	(448,330)
Interest and other income (expense), net	634	105,563	(3,949)	(109,635)	19,433	(65,839)	(48,888)
Pre-tax loss	(120,782)	(33,667)	(167,678)	(617,094)	(276,676)	(447,589)	(497,218)
Income taxes benefit (provision)	6	—	—	5,721	2,192	(819)	(97)
Net loss	(120,776)	(33,667)	(167,678)	(611,373)	(274,484)	(448,408)	(497,315)
Net loss attributable to noncontrolling interests	—	8,608	7,840	33,052	43,022	51,740	104,346
Net loss attributable to WeWork Companies Inc.	$(120,776)	$(25,059)	$(159,838)	$(578,321)	$(231,462)	$(396,668)	$(392,969)

Other key financial information:
ARPPM (Annualized amounts in ones)(3)	$7,169	$7,022	$6,911	$6,740	$6,752	$6,641	$6,590
Adjusted EBITDA(4)	$(28,808)	$(34,102)	$(45,051)	$(85,366)	$(106,526)	$(140,813)	$(168,192)
Adjusted EBITDA Margin	(18)%	(17)%	(19)%	(30)%	(31)%	(33)%	(35)%
Adjusted EBITDA before Growth Investments(4)	$11,020	$13,058	$19,959	$5,407	$25,635	$39,526	$40,677
Adjusted EBITDA before Growth Investments Margin	7%	7%	9%	2%	8%	10%	9%
Community Adjusted EBITDA(4)	$43,051	$52,326	$65,175	$72,595	$95,128	$106,458	$121,358
Community Adjusted EBITDA Margin	26%	26%	28%	27%	29%	27%	27%

(1)	Stock-based compensation expense and expense related to stock-based payments for services rendered by consultants included in the below line items:

(Amounts in thousands)	Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Stock-based compensation expense:
Community operating expenses	$663	$675	$810	$16,570	$2,833	$3,587	$3,071
Other operating expenses	—	—	—	355	814	1,385	1,188
Sales and marketing	372	378	454	3,040	1,670	1,756	1,542
Growth and new market development	630	642	772	9,339	1,649	3,605	8,302
General and administrative expenses	3,904	4,465	4,165	248,128	5,002	5,544	3,909
Total	$5,569	$6,160	$6,201	$277,432	$11,968	$15,877	$18,012
Stock-based payments for services rendered by consultants:
General and administrative expenses	584	1,870	2,309	2,563	2,971	4,235	4,710
Growth and new market development	—	—	—	—	—	1,233	274
Total	$584	$1,870	$2,309	$2,563	$2,971	$5,468	$4,984

(2)	Exclusive of depreciation and amortization shown separately on the Depreciation and amortization line item.

(3)
All ARPPM amounts are presented on an annualized basis. ARPPM for the year ended December 31 includes membership and service revenue for the prior 12 months, while ARPPM for any quarterly period includes the membership and service revenue for the prior three months, multiplied by four.

(4)	A reconciliation of net loss to Adjusted EBITDA, Adjusted EBITDA before Growth Investments and Community Adjusted EBITDA is set forth below:

(Amounts in thousands)	Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Net loss	$(120,776)	$(33,667)	$(167,678)	$(611,373)	$(274,484)	$(448,408)	$(497,315)
Income tax (benefit) provision	(6)	—	—	(5,721)	(2,192)	819	97
Interest and other (income) expense	(634)	(105,563)	3,949	109,635	(19,433)	65,839	48,888
Depreciation and amortization	31,227	38,005	42,166	51,494	62,043	75,375	77,590
Adjustments for Impact of Straight-lining of Rent	55,228	59,093	68,002	90,604	112,601	125,361	145,546
Stock-based compensation expense	5,569	6,160	6,201	277,432	11,968	15,877	18,012
Stock-based payments for services rendered by consultants	584	1,870	2,309	2,563	2,971	5,468	4,984
Change in fair value of contingent consideration payable in stock	—	—	—	—	—	18,856	34,006
Adjusted EBITDA	(28,808)	(34,102)	(45,051)	(85,366)	(106,526)	(140,813)	(168,192)
Other revenue(a)	(370)	(444)	(6,789)	(11,503)	(16,708)	(33,107)	(28,302)
Other operating expenses	—	—	—	1,322	14,347	25,473	30,440
Sales and marketing	18,346	23,362	40,696	56,776	61,141	75,322	108,017
Growth and new market development	16,590	18,876	26,081	36,789	57,030	91,718	75,426
Pre-opening community expenses	5,262	5,366	5,022	7,389	16,351	20,933	23,288
Adjusted EBITDA before Growth Investments	11,020	13,058	19,959	5,407	25,635	39,526	40,677
General and administrative expenses	32,031	39,268	45,216	67,188	69,493	66,932	80,681
Community Adjusted EBITDA	$43,051	$52,326	$65,175	$72,595	$95,128	$106,458	$121,358

(a)	Excludes management fee income from advisory services provided to Branded Locations.

The following table sets forth the Company’s key performance indicators as of December 31, 2018 and for the prior seven quarters:

(In ones except percentages)	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Key performance indicators:
Consolidated Locations:	127	148	162	197	228	279	325
Desks	129,000	154,000	176,000	208,000	242,000	290,000	339,000
Desks added during the three months ended	22,000	25,000	22,000	32,000	34,000	48,000	49,000
Memberships	101,000	128,000	152,000	183,000	214,000	260,000	309,000
Occupancy Rate	73%	78%	81%	82%	83%	85%	85%
Enterprise Membership Percentage	14%	17%	20%	22%	23%	24%	28%
Branded Locations:	—	—	1	3	6	8	10
Desks	—	—	2,000	6,000	9,000	11,000	15,000
Desks added during the three months ended	—	—	2,000	4,000	3,000	2,000	4,000
Memberships	—	—	2,000	3,000	5,000	8,000	10,000
Occupancy Rate	—%	—%	71%	57%	61%	77%	69%
Enterprise Membership Percentage	—%	—%	49%	52%	40%	41%	44%
Total Locations:	127	148	163	200	234	287	335
Desks	129,000	154,000	178,000	214,000	251,000	301,000	354,000
Desks added during the three months ended	22,000	25,000	24,000	36,000	37,000	50,000	53,000
Memberships	101,000	128,000	154,000	186,000	219,000	268,000	319,000
Occupancy Rate	73%	78%	81%	81%	82%	84%	84%
Enterprise Membership Percentage	14%	17%	20%	23%	24%	25%	29%
Mature Locations:	43	53	63	76	92	121	139

Liquidity and capital resources
Our primary sources of liquidity are cash and cash equivalents on hand and availability under the Bank Facilities. The Senior Credit Facility provides up to $650.0 million in revolving loans and letters of credit, and the Letter of Credit Facility provides for an additional $500.0 million in letters of credit. The Bank Facilities will terminate in November 2020. For additional information regarding the Bank Facilities, see “Description of indebtedness.”
As of December 31, 2017 we had a cash balance of $2.0 billion. We had $481.7 million of outstanding letters of credit under the Bank Facilities.
In addition to the Bank Facilities, we have raised funds through the sale of convertible preferred stock. As of December 31, 2017, we had raised $3.4 billion, net of offering costs, since our inception through the issuance of convertible preferred stock. On April 30, 2018, we issued $702.0 million in senior notes, yielding net proceeds of $684.6 million. On August 31, 2018, we raised $1.0 billion through the issuance of a convertible promissory note to SB WW Holdings (Cayman) Limited. Additionally, on November 1, 2018, we entered into a warrant agreement with SB WW Holdings (Cayman) Limited pursuant to which we are entitled to receive an additional $1.5 billion on each of January 15, 2019 and April 15, 2019.
During 2017, we also raised $1.5 billion through the sale of noncontrolling interests in our ChinaCo, JapanCo and PacificCo subsidiaries, of which $900.0 million was received during 2017 and the remaining $600.0 million was committed to be funded in installments of $200.0 million in each of 2018, 2019 and 2020. In addition to proceeds from the preferred stock and noncontrolling interest issuances, membership revenue and collection of lease incentives from landlords are sources of cash flow.

Proceeds from these capital issuances have been used primarily for capital expenditures associated with the build-out and redesign of office space. Other significant cash outflows in the year ended December 31, 2017 related to rent expense, other community operating costs and general and administrative expenses. We view pre-opening community expenses, sales and marketing, and growth and new market development expenses (collectively referred to as “Growth Investments”) as discretionary investments that will fuel our ability to continue to grow in the future. Although these amounts are important to our growth, we believe that they can be reduced as needed based on our future cash needs.
We believe our existing cash and cash equivalents, together with cash provided by operating activities, will be sufficient to meet our operating working capital and capital expenditure requirements over the next twelve months. Future financing requirements will depend on many factors, including the number of new locations to be opened, membership renewal activity, spending on platform development, sales and marketing activities and potential investments in, or acquisitions of, businesses or technologies. Additional funds may not be available on favorable terms or at all.
Capital expenditures
Capital expenditures are primarily for the build-out and design of our workspaces. Our leases often contain provisions regarding tenant improvement allowances, which are reimbursements paid by landlords for a portion of the costs we incur in redesigning and redeveloping our leased spaces. Tenant improvement allowances are reflected in the consolidated financial statements when predetermined milestones are achieved and we can contractually request reimbursement.
We have also incurred certain capital expenditures that are expected to be reimbursed by the landlords as tenant improvement allowances but for which the applicable milestones have not yet been achieved as of the end of a given reporting period. In those instances, the landlords have not been billed, and the tenant improvement allowances have not been reflected in the consolidated financial statements, for the applicable period presented.
We monitor gross and net capital expenditures, which are primarily associated with our leasehold improvements, in evaluating our liquidity. We define net capital expenditures as the gross purchases of property and equipment, as reported in “cash flows from investing activities” in the consolidated statements of cash flows, less cash collected from landlords for tenant improvements. While cash received for tenant improvements is reported as “operating cash flows” in the consolidated statements of cash flows, we consider cash received for tenant improvement allowances to be a reduction against our gross capital expenditures in the calculation of net capital expenditures.
As the payments received from landlords for tenant improvements are generally received after certain project milestones are completed, payments received from landlords presented in the table below are not directly related to the cash outflows reported for the capital expenditures reported.
The table below shows our gross and net capital expenditures for the periods presented:

(Amounts in thousands, except where noted)	Year Ended December 31,
	2016	2017
Gross capital expenditures	$(776,074)	$(1,023,953)
Cash collected for tenant improvement allowances	325,294	452,090
Net capital expenditures	$(450,780)	$(571,863)

Summary of cash flows
A summary of our cash flows from operating, investing and financing activities for the years ended December 31, 2016 and 2017 is presented in the following table:

(Amounts in thousands)	Year Ended December 31,
	2016	2017
Cash provided by (used in):
Operating activities	$176,905	$243,992
Investing activities	(849,723)	(1,453,433)
Financing activities	727,908	2,724,315
Effects of exchange rate changes	(2,261)	(666)
Net increase (decrease) in cash and cash equivalents	52,829	1,514,208
Cash and cash equivalents, beginning of year	453,768	506,597
Cash and cash equivalents, end of period	$506,597	$2,020,805

Operating activities
Cash provided by operating activities increased $67.1 million to $244.0 million for the year ended December 31, 2017 from $176.9 million for the year ended December 31, 2016. This increase was primarily attributable to an increase in cash received from tenant improvement allowances of $126.8 million. The cash received for tenant improvement allowances reimburses the Company for costs associated with improving and redesigning our workspaces. Pursuant to a majority of our lease agreements, we have the ability to request reimbursement upon completion of predetermined milestones. For purposes of preparing the statement of cash flows, cash outflows for capital expenditures for leasehold improvements are reported as cash used in investing activities (and the capital improvement is recorded as property and equipment on the consolidated balance sheet). The leasehold improvement reimbursements, when collected, are reported as cash provided by operating activities. We do not record receivables from landlords until completion of the respective milestones, and there is typically a difference in timing between the periods when the capital improvements are paid for and when tenant improvement allowances are collected. The increase in cash received from tenant improvement allowances was offset by a decrease in cash provided by all other operating activities of $(59.7) million relating primarily to net cash used for investments in the expansion of our businesses and the timing of payments.
Investing activities
Cash used in investing activities increased $603.7 million to $1,453.4 million for the year ended December 31, 2017 from $849.7 million for the year ended December 31, 2016. Net cash used in investing activities is primarily to support our growth strategy, including funding additional purchases of property and equipment, primarily relating to leasehold improvements at our leased locations, which increased by a total of $247.9 million, the funding of deposits with landlords for new locations, which increased by $57.5 million, and a $45.5 million increase in the funding of restricted cash supporting letter of credit arrangements we used in lieu of or in addition to cash security deposits for our leased locations.
Our growth strategy also includes cash used in making strategic investments (net of redemptions) and acquisitions, which increased in total by $266.8 million for the year ended December 31, 2017 compared to the year ended December 31, 2016, including approximately $141.0 million for our 2017 acquisition of Meetup. Other changes in cash used in investing activities included an increase in cash used for capitalized software investments of $6.1 million, which was offset by a $(20.0) million decrease in cash used in making loans to employees and related parties in 2017.

Financing activities
Cash provided by financing activities increased $1,996.4 million to $2,724.3 million for the year ended December 31, 2017 from $727.9 million for the year ended December 31, 2016. This increase was primarily attributable to net proceeds of $900.0 million received from the issuance of noncontrolling interests in certain consolidated subsidiaries, an increase of $1,017.9 million in net proceeds received from the sale of preferred stock, and an increase in cash provided by receipt of members’ security deposits in the amount of $47.2 million. The increase in cash provided by financing activities was also driven by loans payable to related parties totaling $26.1 million, which we received in 2017 from a real estate investment fund in which the Company is a 50% owner of the entity that is the general partner of the fund, and a $7.7 million increase in proceeds from the exercise of stock options and warrants. These amounts were partially offset by an increase in payments for debt issuance costs and principal payments for property and equipment acquired under capital leases which increased by $(2.3) million and $(0.2) million, respectively.
Contractual obligations
The following table sets forth certain contractual obligations as of December 31, 2017 and the timing and effect that such commitments are expected to have on our liquidity and capital requirements in future periods:

(Amounts in thousands)	2018	2019	2020	2021	2022	2023 and beyond	Total
Operating lease commitments (1)	$706,198	$983,716	$1,071,181	$1,114,750	$1,143,480	$13,228,912	$18,248,237
Capital lease commitments	5,676	5,616	5,672	5,772	5,901	51,010	79,647
Construction commitments (2)	89,063	—	—	—	—	—	89,063
Asset retirement obligations (3)	—	—	—	—	—	53,336	53,336
Loans payable to related parties	26,088	—	—	—	—	—	26,088
Total	$827,025	$989,332	$1,076,853	$1,120,522	$1,149,381	$13,333,258	$18,496,371

(1)
Future minimum rental payments under operating leases, inclusive of escalation clauses and exclusive of contingent rent payments, that have initial or remaining lease terms in excess of one year as of December 31, 2017.

(2)
In the ordinary course of our business, we enter into certain agreements to purchase construction and related contracting services related to the build-outs of our operating locations that are enforceable, legally binding, and that specify all significant terms and the approximate timing of the purchase transaction. Our purchase orders are based on current needs and are fulfilled by the vendors as needed in accordance with our construction schedule.

(3)
Certain lease agreements contain provisions that require us to remove leasehold improvements at the end of the lease term. When such an obligation exists, we record an asset retirement obligation at the inception of the lease at its estimated fair value. These obligations are recorded as liabilities on our consolidated balance sheet as of December 31, 2017.

The future minimum rental payments under operating and capital leases signed as of December 31, 2017, including escalation clauses but excluding contingent rent, were $18.3 billion. A majority of our leases are held by individual special purpose subsidiaries. As of December 31, 2017, we provided credit support in respect of leases in the form of corporate guarantees of $1.4 billion, outstanding letters of credit of $481.7 million and cash security deposits to landlords in the amount of $79.5 million, in each case as of December 31, 2017, although we may be obligated to make all required rental payments. In addition, individual property lease security obligations on any given lease typically decrease over the life of the lease, although we frequently enter into new leases in the ordinary course of our business.
Off-balance sheet arrangements
With the exception of operating leases entered into in the normal course of business, certain letters of credit entered into as security under the lease terms, unconsolidated investments and the unrecorded construction commitments set forth above, we did not have any other off-balance sheet arrangements as of December 31, 2017. Our unconsolidated investments are discussed in Note 9 of the consolidated financial statements included elsewhere in this prospectus.
Quantitative and qualitative disclosures about market risks
Interest rate risk
We have market risk exposure arising from changes in interest rates on the Senior Credit Facility, which bears interest at rates that are benchmarked against the Federal Funds Rate, Prime and LIBOR. As of December 31, 2017, there were no loans outstanding under the Senior Credit Facility, and the payments due on the $481.7 million of outstanding standby letters of credit under our Bank Facilities represent a fixed 1.5% of the amount outstanding and 0.375% of the unused amount. These letters of credit were secured by restricted cash of $150.3 million at December 31, 2017. There were no other borrowings outstanding under the Bank Facilities as of December 31, 2017. See “Description of indebtedness”.
Foreign currency risk
Our international businesses typically earn revenue and incur expenses in local currencies. We also hold cash and cash equivalents in foreign currencies to provide for available funds for use by our international operations, and intercompany loans may also be denominated in currencies other than the U.S. dollar. As a result, we are subject to foreign currency risk and changes in foreign currency exchange rates can impact our operating results.
Inflation risk
Inflationary factors such as increases in the cost of raw materials and overhead costs may adversely affect our results of operations. We do not believe that inflation has had a material effect on our business, financial condition or results of operations to date. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through higher membership fees or price increases for services. Our inability or failure to do so could harm our business, financial condition or results of operations.
Critical accounting estimates, significant accounting policies and new accounting standards not yet adopted
Our preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Management considers an accounting policy estimate to be critical if: (1) we must make assumptions that were uncertain when the estimate was made; and (2) changes in the estimate, or selection of a different estimate methodology could have a material effect on our consolidated results of operations or financial condition.
While we believe that our estimates, assumptions, and judgments are reasonable, they are based on information available when the estimate or assumption was made. Actual results may differ significantly. Additionally, changes in our assumptions, estimates or assessments due to unforeseen events or otherwise could have a material impact on our financial position or results of operations.
The critical accounting estimates, assumptions, and judgments that we believe to have the most significant impact on our consolidated financial statements are described below. See “Note 2—Summary of Significant Accounting Policies” of our consolidated financial statements for additional information related to critical accounting estimates and significant accounting policies, including details of recent accounting pronouncements that were adopted and not yet adopted as of December 31, 2017.
Business combinations
We determine the fair value of assets acquired and liabilities assumed based on their estimated fair values as of the respective date of acquisition. The excess purchase price over the fair values of identifiable assets and liabilities is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates and selection of comparable companies. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill.
Consolidation and variable interest entities
The Company is required to consolidate entities deemed to be VIEs in which the Company is the primary beneficiary. The Company is considered to be the primary beneficiary of a VIE when the Company has (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses or receive benefits that could potentially be significant to the VIE.
Asset retirement obligations
Certain lease agreements contain provisions that require the Company to remove leasehold improvements at the end of the lease term. When such an obligation exists, the Company records an asset retirement obligation at the inception of the lease at its estimated fair value. The associated asset retirement costs are capitalized as part of the carrying amount of the leasehold improvements and depreciated over their useful lives. The asset retirement obligation is accreted to its estimated future value as interest expense using the effective-interest rate method.
Revenue recognition
We recognize revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) services have been provided; (3) the collection of fees is reasonably assured; and (4) the amount of fees to be paid is fixed or determinable.
Stock-based compensation
Stock-based compensation expense attributable to equity awards granted to employees is measured at the grant date based on the fair value of the award. The expense is recognized on a straight-line basis over the requisite service period for awards that vest, which is generally the period from the grant date to the end of the vesting period. Stock-based awards provided to non-employees are measured and expensed as the services are provided. Unvested stock-based awards provided to non-employees are remeasured each reporting period. We expect to continue to grant stock-based awards in the future, and, to the extent that we do, our stock-based compensation expense recognized in future periods will likely continue to represent a significant expense.
We estimate the fair value of stock option awards granted using the Black Scholes Merton option pricing formula (the “Black-Scholes Model”) and a single option award approach. This model requires various significant judgmental assumptions in order to derive a final fair value determination for each type of award, including the expected term, expected volatility, expected dividend yield, risk-free interest rate, and fair value of our stock on the date of grant. The expected option term for options granted is calculated using the “simplified method”. This election was made based on the lack of sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The simplified method defines the expected term as the average of the contractual term and the vesting period. Estimated volatility is based on similar entities whose stock prices are publicly traded. We use the historical volatilities of similar entities due to the lack of sufficient historical data for our common stock price. Dividend yields are based on our history and expected future actions. The risk free interest rate is based on the yield curve of a zero coupon U.S. Treasury bond on the date the stock option award was granted with a maturity equal to the expected term of the stock option award. All grants of stock options have an exercise price equal to or greater than the fair market value of our common stock on the date of grant.
Because we are privately held and there is no public market for our stock, the fair value of our equity is approved by our Board of Directors at the time stock-based awards are granted. In estimating the fair value of stock, we use the assistance of a third-party valuation specialist and consider factors we believe are material to the valuation process, including but not limited to, the price at which recent equity was issued by us or transacted between third parties, actual and projected financial results, risks, prospects, economic and market conditions, and estimates of weighted average cost of capital. We believe the combination of these factors provides an appropriate estimate of our expected fair value and reflects the best estimate of the fair value of the our common stock at each grant date.
Following the closing of this offering, the fair value per share of our Class A common stock for purposes of determining stock-based compensation for future awards will be the market price of our shares of Class A common stock as reported on the applicable grant date.
We have elected to recognize forfeitures of stock-based compensation awards as they occur.
JOBS Act
We qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States. These exemptions include:

•	an exemption to include in an initial public offering registration statement less than five years of selected financial data;

•	reduced disclosure about executive compensation arrangements and no requirement to include a compensation discussion and analysis; and

•
accounting standards transition period accommodation that allows for the deferral of compliance with new or revised financial accounting standards until a company that is not an issuer is required to comply with such standards.

We have availed ourselves in this prospectus of the reduced reporting requirements described above , and will take advantage of the extended transition period for complying with new or revised accounting standards. As a result, the information that we are providing to you and may provide to you in the future may be less comprehensive than what you might receive from other public companies.
We will remain an emerging growth company until the earliest of:

•	the last day of our fiscal year during which we have total annual gross revenues of at least $1.07 billion;

•	the last day of our fiscal year following the fifth anniversary of the completion of this offering;

•	the date on which we have, during the previous three-year period, issued more than $1.07 billion in non-convertible debt securities; or

•
the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which would occur on the last day of the fiscal year in which the market value of our Class A common stock and Class B common stock that are held by non-affiliates exceeds $700 million as of the last business day of the then most recently completed second fiscal quarter.

When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. Our status as an emerging growth company will end on the last day of the fiscal year in which we have $1.07 billion or more in annual revenue; we expect our revenue for 2018 to exceed $1.07 billion. However, if our revenues exceed $1.07 billion prior to the completion of this offering, we will continue to be treated as an emerging growth company for certain purposes until the date on which we complete this offering.

Business
Our mission
Our mission is to create a world where people work to make a life, not just a living.
Who we are
WeWork is a global “Space-as-a-Service” platform, providing our members with beautiful, open spaces that increase productivity, innovation and connection. We believe we have reinvented the way physical space is utilized by turning office spaces into vibrant work environments that foster a sense of community, where companies and people can grow together. Our platform provides our members with a complete, one-stop solution for their space needs. The broad appeal of our platform and brand has attracted a diverse member base and has enabled us to achieve significant scale in a short period of time, with total memberships growing at a 140% CAGR from September 1, 2014 to September 1, 2018. As of September 1, 2018, we had approximately 319,000 memberships across 335 locations in 24 countries.
As our platform and brand have evolved, we have been able to attract members at all stages of development, ranging from startups, freelancers and nonprofit organizations, to large multi-national enterprises. As of September 1, 2018, approximately 30% of the Global Fortune 500 were either existing Enterprise Members or had signed future commitments with us, and 29% of WeWork Memberships were attributable to Enterprise Members.
Our founders and management team have many years of experience in successfully creating and scaling leading technology, membership and real estate platforms. Our leadership team includes industry veterans with many years of experience across real estate, hospitality, entertainment and technology, and have served in leadership roles in large companies such as Amazon, Apple, Spotify, Time Warner Cable and Morgans Hotel Group, among others.
For the year ended December 31, 2017, we had membership and service revenue of $866.4 million, a net loss of $(933.5) million and Community Adjusted EBITDA of $233.1 million. See “—Summary consolidated financial and operating information—Other key financial measures” for a reconciliation of non-GAAP measures to the most comparable GAAP measures.
Our opportunity
Several macro trends are driving a disruption in work environments globally, resulting in a large and growing opportunity for alternative real estate solutions. Our opportunity is being shaped by the following macro drivers:
Evolving workspaces.    Companies are increasingly focusing on the workplace as an important factor in employee productivity, collaboration and retention. Most companies, regardless of size, do not have expertise in the optimization and “humanization” of office space, and are increasingly turning to external providers that can offer a customized work environment for their needs.
Fixed cost reduction.    Real estate is a large fixed cost for most companies. Businesses of all sizes are looking for flexible, lower-cost workspaces that improve efficiency, with 51% of businesses reporting a desire to reduce occupancy costs according to a MindMetre survey published in a 2017 report by JLL Global Research. Flexible workspace arrangements allow organizations to enter into short-term arrangements and adjust their footprints over time to match their business needs. We expect companies will continue to explore solutions that turn more of the fixed cost of office space into a variable cost.
Urbanization.    Large populations, led primarily by millennials, are moving to major urban centers in pursuit of economic opportunities. According to a United Nations study, 55% of the world’s population today lives in urban areas, a proportion that is expected to increase to 68% by 2050. Increased population density puts pressure on urban infrastructure and resources, leading to higher real estate prices in many areas and rising demand for innovative solutions that can accommodate this ongoing shift.

Technology-enabled workspaces.    The workplace has changed dramatically in the past few decades as technology, management practices and the way people work have evolved. Today’s mobile- and technology-oriented workforce benefits from office spaces that serve as collaborative hubs, where employees can interact with one another spontaneously, yet efficiently. Modernizing the workplace requires deep knowledge around design, construction and operation of real estate, as well as technological tools that analyze space utilization and enable real-time alterations as needed.
We believe we are positioned to capture meaningful market share given our critical mass in key markets and our proven, highly scalable business model. As we expand our offerings to cater to a broader range of needs, we expect to broaden our total market beyond real estate as we enter adjacent markets.
Our platform
Our platform supports high-energy environments and promotes collaboration both within members’ organizations and across the broader WeWork community. Our unique environments foster a sense of belonging for our members, provide them with a complete solution for their space needs and empower them to do their best work.
Through our WeWork offering, our members receive access to a complete office space solution as well as access to a diverse, global community of like-minded members, networking tools and thousands of events that encourage personal and professional growth. Beyond our physical space and amenity offerings, members can access other services, such as discounts on payroll and health benefits tools. We believe these factors make our WeWork offering a compelling value proposition for members of all types and sizes and allow individuals and companies to grow with us.
Memberships
Memberships offer different levels of space access and include amenities, such as private phone booths, high-speed internet, printing and copying, mail and packaging handling, front desk services, 24/7 building access, fresh fruit and micro-roasted coffee.
We currently offer the following WeWork products:
Off-the-shelf

◦	Shared workspace: Either a flexible, unassigned “hot desk” in a common area, or a dedicated desk in a shared office; both options provide single location access.

◦	Private office: An enclosed, secure office that can accommodate teams of any size. Furnished with one or more desks along with chairs and filing cabinets.
Custom

◦
Office suite: An upgraded private office, often including dedicated private meeting rooms, lounges and executive offices accessible only by the member’s employees. These spaces can also include custom outfitting and branding.

◦	HQ by WeWork: A standalone, private office space with no shared space. These workspaces are often customized and branded to meet the needs of our members.
Global access

◦
We Membership: À la carte access to our network of workspaces without a dedicated desk or office on a pay-as-you-go basis. We Memberships include access to our member network, including to all community events, networking tools and standard amenities.

Note:   All amounts and calculations derived therefrom show Memberships rounded to the nearest thousand. See “Certain definitions” for further information on Memberships.
WeWork Ventures
These products and services complement our core space offerings and enhance our member experience:
Powered by We
In 2017, we launched Powered by We, a plug-and-play office solution that leverages our design, construction and building operation expertise for companies that are looking to “bring the WeWork experience in-house.” Companies choose this option because they already own or lease office space and want to leverage our know-how to develop a high-performance workplace. We conduct detailed diligence on our clients’ goals, existing office space, amenities and future needs before we design and build the floors. Once our client occupies the space, we often have a dedicated on-site community manager to ensure the workplace initiative is successful. We also continue to provide building management services and utilize our proprietary technology to enhance our clients’ experience.

Other WeWork Ventures
We seek to humanize all aspects of our members’ lives: how we work, live, love, congregate, grow and play. Having achieved great success with physical spaces, we aim to continue utilizing our data insights to extend our platform and elevate our member experience beyond work. By incubating or acquiring additional offerings, we enable our members to do what they love in every aspect of their lives. Our other WeWork Ventures include:
The Flatiron School
We offer immersive software development education through The Flatiron School, an accelerated coding academy that we acquired in October 2017. We currently offer immersive courses in software engineering and data science and an introductory course in front-end web development, all of which can be attended in person or online. These offerings allow us to “upskill” our members, providing them with an opportunity to expand their knowledge base and skill set and increasing the value of a WeWork Membership. We hope to become a talent pipeline for startup companies by placing junior developers with our members.
Meetup
In December 2017, we acquired Meetup, a subscription-based online platform with nearly 5 million average monthly active members as of September 1, 2018 that fosters “in real life” meetups for communities of people doing what they love. With our acquisition of Meetup, we intend to bring our physical communities to life by providing organizers with beautiful spaces for members to congregate, invigorate our spaces and community through access to new programming provided by Meetup organizers, and further our mission of fostering genuine human interactions.
Conductor
In March 2018, we acquired Conductor, a suite of digital marketing tools that enable companies to understand what people are searching for online and enable companies to modernize their digital marketing. We believe that helping our members better understand and target their customers provides a valuable and differentiated marketing service, enhancing the experience of our members.
WeLive
We believe that community in a residential context is just as important for our mission as in a business context and that the demand we have seen for “Space-as-a-Service” extends to the residential real estate market. To that end, in April 2016 we launched WeLive, a concept centered around a residential shared living space. WeLive spaces consist of fully-furnished and serviced single- and multi-person apartment units wired with cable and internet, along with high-quality shared residential amenities such as kitchens, dining areas, rooftop lounges, swimming pools, screening rooms and fitness centers. We opened the first two WeLive locations in New York City and near Washington, D.C., and we and our partner have commenced construction of a third WeLive location in Seattle.
Rise by We
As part of our mission to create a world where people work to make a life, not just a living, we recently launched Rise by We, a holistic wellness facility in New York City that offers community-based group fitness, several boutique studios, wellness programs and a full spa. Wellness has long been a part of our employee and member experience, and our aim with Rise by We is to provide another forum for our members to find space, community and services to help them do what they love in every aspect of their lives. We may selectively launch Rise by We facilities in some of the other cities where we operate.
WeGrow
In September 2018, we also opened WeGrow, a private school for children ages 3-9, in the Chelsea neighborhood of New York City. Through WeGrow, students will be taught standard STEAM topics (Science, Technology, Engineering, Arts and Mathematics) but will also be encouraged to grow entrepreneurially through initiatives like a school-run farmer’s market and pairings with WeWork members as mentors.

Our WeWork members
We have grown from 7,000 memberships as of March 1, 2014, to approximately 319,000 memberships spanning 335 locations across 83 cities in 24 countries as of September 1, 2018. Our WeWork members represent a diverse range of industries, ages and geographies. Our workplaces are desirable options for companies of all sizes, from freelancers and small companies who benefit from our network and on-demand access to space, to mid-sized companies and Fortune 500 organizations that appreciate access to the amenities, events and services we offer as well as the ability to reduce their fixed costs.
Through WeWork Labs, we offer services tailored to provide holistic, long-term support to startup companies. To enhance our offering for small-to-medium-sized businesses, we launched “HQ by WeWork” in August 2018. In addition, we have found that larger companies are looking for an efficient, flexible and scalable office space solution, and we intend to continue expanding our offerings to increase our penetration with these valuable Enterprise Members. As of September 1, 2018, approximately 30% of the Global Fortune 500, including companies like Microsoft, Facebook, Amazon and General Motors, were either existing Enterprise Members or had signed future commitments with us.

ENTERPRISE MEMBERSHIPS

Enterprise Memberships
Enterprise Membership Percentage
9%
10%
11%
14%
17%
20%
23%
24%
25%
29%
5K
7K
9K
13K
20K
29K
40K
49K
63K
85K
2Q '16
3Q '16
4Q '16
1Q '17
2Q '17
3Q '17
4Q '17
1Q '18
2Q '18
3Q '18

Our strengths
First-mover advantage with globally recognized brand and critical mass in attractive markets
We pioneered the “Space-as-a-Service” category and have been an industry leader since our inception in 2010. We have developed a strong global presence with a community of approximately 319,000 memberships spanning 335 locations, 83 cities, 24 countries and five continents as of September 1, 2018. We have strategically entered top cities in major economic and intellectual hubs, and we believe these cities provide more opportunity for scalability and are more resilient to economic cycles. We believe these locations also provide greater brand recognition to drive network effects.
Our widely renowned brand has enabled us to acquire members efficiently, as we are often top of mind for many companies considering a move to a flexible workspace and environment. The WeWork brand and strong member community have traditionally driven companies and employees to our workspaces organically through viral word-

of-mouth. Our brand and track record also provide us with access to the world’s largest landlords who view us as a preferred partner and often offer us favorable tenant improvement arrangements.
Diverse and expanding membership base
By providing differentiated and comprehensive solutions, we have developed rich membership diversity across geographies, industries and company sizes. We have rapidly grown our membership base from 7,000 as of March 1, 2014 to approximately 319,000 as of September 1, 2018.
Not only have we doubled our memberships every year for the past three years, we have also diversified our membership mix. Enterprise Members have become our fastest growing member type and tend to sign longer term agreements with us across multiple locations, bolstering our visibility into revenue and cash flows. Our Enterprise Membership Percentage grew from 8% of WeWork Memberships in January 2016 to 29% in September 2018.
Compelling value proposition for all types of members
Through our core competencies in community building, space utilization and interior design, our “Space-as-a-Service” platform provides differentiated and complete solutions for all types of members. We offer a range of space solutions that cater to members across the lifecycles of their businesses and allow for members and their businesses to grow with us. With an unyielding focus on the member experience, we take care of all the amenities and services so our members can focus on doing their best work. We partner with third-parties to offer value-add services at exclusive, discounted rates.
Beyond the dynamic environment and experience we curate, being part of the WeWork community often provides our members with tangible cost benefits. Our global footprint, economies of scale and value-add tenancy provide us with favorable terms with landlords and efficient operating economics, and we are able to pass these cost savings on to our members. We believe the cost per employee at a WeWork location is lower than the cost per employee under a standard lease.
Proprietary technology and focus on innovation
We have invested heavily in creating a tech-enabled infrastructure that allows us to scale efficiently and uniquely design and operate our workspaces. We use technology we have developed in-house, as well as tools we have acquired, to enable a better, more streamlined experience for our members. For example, our mobile app enables our members to unlock the full potential of the WeWork network with virtual tools, such as forums to discuss ideas and tools to find or list opportunities, book conference rooms and workspaces, and more. We believe this unique, tech-enabled work experience is an important differentiator and a key contributor to our member satisfaction.
Growing fleet combined with proven and highly scalable business model
Our scalable business model is a significant competitive advantage and allows for global expansion with minimal upfront capital expenditures. We strategically cluster our locations to achieve economies of scale and to fuel strong network effects. Concentrated operations allow us to realize efficiencies across procurement, construction, warehousing, staffing, cleaning, travel and marketing.
Once built, our buildings yield unit economics that continue to improve over time. Our Mature Locations, defined as buildings open for more than 18 months, have continued to grow and demonstrate increasingly strong performance. As of September 1, 2018, our Mature Locations, which represent 41% of our locations, had an occupancy rate of nearly 90%. We believe our Mature Locations are representative of our steady-state performance.
Positioned to serve the market in both expanding and contracting business cycles
We are very selective in choosing our locations and target major economic and intellectual hubs. These areas tend to be more conducive to scalability, more resilient to economic cycles and generate greater brand recognition. As we have established a critical mass in many top cities, we believe our strategic locations will help us mitigate the impact of a contracting business cycle.

While we try to find locations that are less vulnerable to economic downturns, we also maintain a margin of safety by striving to underwrite our buildings’ breakeven points to 60% occupancy. As of September 1, 2018, our locations operated at an average occupancy rate of 84%. Our strong occupancy rates serve as an additional proof point of our value proposition and supports our ability to withstand a downturn.
We further enhance this ability by diversifying our member base with Enterprise Members, our fastest growing member group, who tend to sign longer term agreements for bulk memberships. Also, we believe that we have various levers we can pull to manage our costs, as many of our significant costs are variable and related to growth.
Founder-led management team with experience building large platforms
We are led by our visionary co-founder, Adam Neumann, and our management team has a proven track record of leading successful tech-enabled services businesses. Our broader team is comprised of accomplished individuals who are highly focused on empowering our members to create their own lives’ work. Together, these elements inspire a culture of innovation, collaboration and purpose that is instrumental to our success.
Our growth strategies
Continue to expand our global footprint and deepen our market penetration
The “Space-as-a-Service” category is still in its infancy, with co-working space representing only 1% of the 5 billion square feet of total office inventory across 87 U.S. markets surveyed by Cushman & Wakefield in 2018. We believe there is a significant opportunity to continue expanding in strategic markets both domestically and internationally. We have successfully grown from eight cities as of December 1, 2014, to 83 cities as of September 1, 2018, including 18 new cities in the first nine months of 2018. We will continue to take a disciplined and strategic approach to expansion opportunities, considering factors such as macroeconomic activity, demographic trends, population density and growth and location-specific economic terms.
In emerging markets, such as China, Hong Kong, India, South Korea and Singapore, our growth strategy has been centered on joint ventures, strategic partnerships and acquisitions of local entities. These have included:

•	Joint ventures in APAC - As part of SoftBank’s 2017 equity investment, we formed regional joint ventures to bring our WeWork offering to Japan, China and the broader Pacific region.

•	Acquisition of Spacemob - In 2017, we acquired a company with workspace locations in Singapore and Indonesia.

•
Acquisition of naked Hub - In April 2018, we acquired a company with 25 co-working locations in China. As a result of this acquisition, we also acquired approximately 12,000 Desks and approximately 8,000 Memberships.

These transactions are expected to grow our footprint, enable product enhancements and deepen our foothold in strategic global markets. Our local investors and partners provide access to regional know-how and deep-rooted networks, which we expect will enable us to lead in “Space-as-a-Service” across different regions. We intend to continue selectively pursuing strategic partnerships and acquisitions to expand our global position.
Enhance and extend our service offerings
We are constantly exploring strategic opportunities to leverage our expertise in sourcing, design and construction to better meet our members’ evolving needs. For example, in 2017, we identified multiple companies that were interested in becoming WeWork members but were already under an existing real estate lease or ownership obligation. In response, we launched Powered by We, a plug-and-play office solution that leverages our design, construction and building operation expertise for companies that are looking for customized space solutions with on-going building management services. We also plan to use our technological tools to track our members’ space utilization levels and glean insights into their work patterns in order to develop new offerings that improve their work experiences.

We also believe that extending our platform and offerings beyond real estate will further strengthen our brand and our ties with the WeWork community. For example, we acquired The Flatiron School in 2017 in response to the increasing need for many of our members to be adept at coding and other skills to pursue their lives’ work. The acquisition has enabled us to scale Flatiron’s in-person and online programs to our members, further increasing accessibility to growth opportunities. We plan to continue to offer our members complementary products and services, some developed by us, some acquired and some produced by third parties, to address more facets of their professional and personal lives.
Continue to grow our Enterprise Member base
As of September 1, 2018, 29% of WeWork Memberships were attributable to Enterprise Members, compared to 20% as of September 1, 2017. We believe that the enterprise market represents a significant opportunity and that our platform can provide a compelling value proposition to these organizations’ workforces. Enterprise Members are highly valuable to our business as they tend to sign multi-year contracts for a larger number of memberships and often expand with us, signing up for memberships in multiple locations and cities. We expect to continue growing our enterprise member base in order to continue growing revenue, solidifying our competitive position and diversifying our business.
Seek out alternative partnerships with landlords
As we continue to scale, maintaining our capital deployment discipline is key and we intend to seek more “asset-light” partnership arrangements worldwide. These partnerships shift significant upfront costs and responsibilities to our landlord partners and provide us with revenue in the form of a management fee or share of profits, furthering our ability to scale globally and efficiently.
We have also started entering into long-term revenue-sharing agreements with building owners as an alternative to occupancy agreements. Under these revenue-sharing arrangements, the landlord pays for the build-out of the space based on our design, and rent is determined by a formula based on revenues from the building. These revenue-sharing and management arrangements allow us to leverage our expertise in operating our spaces while allocating greater responsibility for the underlying properties to established landlords.
Continue to invest in technology to optimize the way we program space
We intend to continue developing our technology infrastructure and integration in order to optimize procurement of real estate, streamline development and construction activity, improve our design processes, reduce costs and ensure that our members are engaged with the full range of our product and service offerings. We plan to build our own technology solutions, as well as acquire technology capabilities. For instance, through our acquisition of Teem Technologies, we now operate a leading workspace experience platform that optimizes scheduling and workplace analytics for our members. As the physical environment we create becomes “smarter,” we can collect more data about the way members interact with our space and each other, enabling us to design better workspaces and product offerings that enhance our members’ experiences.
Our technology
Our proprietary technology underpins the entire spectrum of our workspace development processes and has significantly reduced the duration and cost of the design and construction phases.
In 2015, we acquired CASE Design, a building information consultancy focused on technology-driven process innovation and a recognized leader in the integration of technology and Building Information Modeling (“BIM”) principles. Our dedicated in-house team of BIM and Product Lifecycle Management professionals focus on improving the efficiency and programming strategy of the spaces we occupy.  For example, we utilize three-dimensional laser scanning and high definition field surveys of each of our spaces to design and build in a way that optimizes the space for our members and maximizes monetization of our spaces.
To manage our global portfolio of locations and our pipeline, we developed Stargate, a fully integrated, proprietary data management platform. This is a single source of data for every WeWork location and monitors the lifecycle of the development process, from site selection, to budgeting, design and construction, to opening and ongoing operations.
In 2017, we acquired Fieldlens, which operates a construction management communication platform to provide a real-time link between contractors, suppliers and design team members on construction projects. We use the Fieldlens software to streamline project management.
With our proprietary technology reducing our programming and construction timelines, we are better equipped to grow quickly, manage our business more effectively and leverage proprietary data to better measure and optimize our workspace development processes and the spaces we create for our members. Our technology enables us to innovate on each aspect of our building process to make our construction processes more efficient and productive.
Our process
Sourcing
The location of a WeWork space is critical to its long-term success, and we devote significant resources to evaluating potential locations. We seek to open locations in geographic areas that we expect will provide opportunity for scalability and are less susceptible to an economic downturn. We target locations based on macroeconomic activity, demographic trends, population density and growth and location-specific economic terms. We have found that urban areas are most likely to satisfy our selection criteria.
We have grown from 44,000 Desks as of December 1, 2015 to 354,000 Desks as of September 1, 2018. In the United States, we have been systematically expanding beyond our core set of hubs, including New York, Washington, D.C., Boston, San Francisco, Los Angeles and Seattle, to cities such as Atlanta and Chicago. In emerging markets, such as China, Hong Kong, India, South Korea and Singapore, we have formed joint ventures and strategic partnerships with local entities to expand our footprint there.
In addition to broadening our footprint in new regions, we intend to continue deepening our penetration within our aforementioned core U.S. hubs. We strategically cluster our locations to achieve economies of scale and to fuel strong network effects. Concentrated operations allow us to realize efficiencies across procurement, construction, warehousing, staffing, cleaning, travel and marketing. We are then able to provide a greater range of physical space options and configurations for members in a given urban area to choose from, and benefit from meaningful economies of scale in each city.
Leasing
We currently lease real estate for the majority of our workspaces. Most WeWork locations are leased by wholly-owned subsidiaries that are single purpose entities. The lease obligations of these subsidiaries are secured either by letters of credit or by limited parent guarantees (usually for six to 12 months on 15-year leases).
The average length of the initial term of our U.S. leases is approximately 15 years. In order to limit our exposure to material increases in market rates, we negotiate a predetermined annual escalation from the initial rent figure, which introduces predictability in our cash outlays with respect to a particular space. Our leases typically provide for a specified annual rent, with some leases calling for additional or contingent rent based on the profits or revenues from our operations at the particular leased premises. Each lease typically includes a “free rent” period during which we make no cash rental payments to the landlord. The “free rent” period is typically determined by the expected time to bring the space into service and, in many cases, a ramp-up period following the space opening. Landlords also often agree to reimburse us for all or a portion of the upfront costs to outfit a space, or “tenant improvement allowances.”
We have developed close business relationships with a diverse group of leading property owners in key markets. These relationships are diversified, with no property owner accounting for more than 2% of the space we occupy, and give us access to premier real estate portfolios around the world. These relationships also enable us to negotiate favorable rental rates and other deal terms, such as tenant improvement allowances and “free rent” periods. These lease incentives have reduced our cash expenses, improved the strength of our balance sheet and allowed us to scale our business quickly and efficiently.

Global design, local execution
Creating beautiful spaces that maximize in-person interaction and productivity is at the core of our platform. We continue to refine our processes for building WeWork spaces in ways that balance form with function and pay tribute to the local culture and space. Our workspace provide rich pools of data that we analyze and apply to our design and construction processes, continuously testing the effectiveness of these applications across our entire portfolio of buildings.
We focus on the following factors when we design our workspaces:

•	Quality: We seek to create spaces that are enjoyable for our members and easy for us to maintain.

•	Cost: We design intelligently and build efficiently to deliver high-quality spaces at a predictable and scalable cost.

•
Speed:    We open spaces at a rate commensurate with market demand—which means that when we expect demand to grow in a given location, we strive to open a WeWork space or spaces quickly to meet that demand.

While the amount of time required to open a new location depends on a number of factors outside of our control, including the availability of the premises and the level of construction required, we have refined our design and construction processes to minimize lag, with most locations opening within four to six months, on average, following the date we take possession of the space. The speed and efficiency with which we can design, construct and open a new space allows us to better capitalize on any “free rent” period provided for at the outset of our occupancy agreements.
Other arrangements
As we further build out our network of WeWork spaces around the world, we have also started entering into long-term revenue-sharing agreements with building owners as an alternative to occupancy agreements. Under these revenue-sharing arrangements, unlike under a typical lease, the landlord pays for the build-out of the space based on our design. Additionally, we do not pay a specified annual rent, but rather rent is determined as a formula based on revenues from the building. Under these agreements, we are responsible for day-to-day management of the spaces, including routine maintenance and certain capital projects.
We also plan to enter into management agreements, under which the building owner funds all capital expenditures to build out the space to our design specifications and maintains full responsibility for the building, while we function as a building manager and receive an agreed-upon management fee.
These revenue-sharing and management arrangements allow us to take advantage of "asset-light" business opportunities to leverage our existing expertise, allocating greater responsibility for the property underlying our spaces to established landlords while allowing us to focus more on our core competencies in operating our spaces.
Our values
Our founders, Adam Neumann and Miguel McKelvey, both grew up in community-oriented environments. We have created a corporate culture that is rooted in this same community ethos. Our core values—inspiration, entrepreneurship, authenticity, tenacity, gratitude and togetherness—all stem from the idea of community and the idea that if one of us succeeds, we all succeed.
Our team works in the same way our members work: our headquarters are designed much like one of our member workspaces, and many of our executives sit among our team in shared desk and shared office environments. True to our philosophy, we find that this setup facilitates collaboration within our team. We believe this dedication to our mission has resonated with our team and is demonstrated by the number of friendships that exist among our team members.
We have company traditions that encourage and reinforce our sense of the value of community. We start each week with a company-wide family-style dinner followed by team meetings to update each other on the state of our business. Each January we hold an all-company summit where we gather as a team to take stock and plan for the year ahead. We also host an annual Summer Camp event where thousands of our employees and members come together for a weekend of activities and bonding in a beautiful, remote environment designed to inspire fresh thinking and meaningful connections.
We believe in empowering our team to create their own life’s work at our company. Our values guide who we are and everything we do. They are an integral part of our brand, and we have built a culture that embraces and upholds them:

Inspired: We do what we love and are connected to something greater than ourselves.	Tenacious: We never settle. We get shit done, and we get it done well. We are persistent and knock down walls—sometimes literally.

Entrepreneurial: We are creators, leaders and self-starters. We try new things, we challenge convention and we’re not afraid to fail.	Grateful: We are grateful for each other, our members and to be part of this movement. We don’t take success for granted. We’re happy to be alive.

Authentic: We are genuine to our brand, mission and values. We’re not perfect, and we don’t pretend to be. We are, though, always honest and as transparent as we can be.	Together: We’re in this together. This is a team effort. We always look out for one another. We have empathy, we know we’re all human and we know we can’t do any of this alone.
These values are an important part of our culture and are broadly shared within our company. We are all here because we strongly believe in connectedness and the power of the worldwide community we are creating.
Our community and culture
Each of our workspaces represents a community with a distinct local personality. The core community team at each space is integral to developing and maintaining this distinct personality. Each team is led by a community manager, who is supported by a group of community leads and others. Each team cultivates and serves as the backbone of the local community by developing relationships with members and encouraging members to develop relationships with one another. Our community teams organize events ranging from talks about trends affecting small businesses to table tennis tournaments, yoga classes and networking events. We also host thousands of our members at our annual Summer Camp. These activities all encourage interaction and foster connections.
We also use technology to connect local communities across our global network and to develop and deepen connections among our members. Through our proprietary WeWork member network and mobile app, our members can access an international online community of like-minded creators, promote their own businesses, find new clients and search for services that can help their businesses grow. We believe that the connections we foster are valuable to our individual members: a larger and more diverse community translates into a broader professional and social network our members can take advantage of—sourcing talent, leads and referrals, projects, ideas and inspiration. We also believe that the connections we foster are valuable to the broader community: a more connected network is more resourceful, more productive and more resilient.
Just as our members are invested in our community’s growth and success, we are invested in our members’ growth and success. We believe that the world is a better place because of creators, and we are willing to invest in empowering entrepreneurs to do what they love. In 2017, we launched the WeWork Creator Awards program with SoftBank, which as of September 30, 2018 has awarded over $21 million to individuals and organizations from around the world.

Properties
We generally lease the real estate for the spaces we occupy. As of September 1, 2018, we had 335 locations across 83 cities, 24 countries and 5 continents, including our corporate headquarters located at 115 W 18th Street, New York, NY 10011.

Region	Number of locations
United States & Canada	159
Europe, Israel & Australia	67
Latin America	29
Pacific	22
China	42
India	10
Japan	6
Total	335

Intellectual property
We believe that our brand is critical to our success. Accordingly, we spend a significant amount of time and resources protecting our brand identity.
We have registered or are in the process of registering the trademarks WE®, WEWORK®, WEGROW® and WELIVE®, among our other trademarks, logos and slogans, in jurisdictions around the world.
We police our trademark portfolio globally, including by monitoring trademark registries around the world and investigating digital, on-line and common law uses in order to learn as soon as possible whether the relevant parties engage in or plan to engage in conduct that would violate our valuable trademark rights. We monitor registries through the use of robust international subscription watch services supplemented by periodic manual review. We typically discover or are informed of infringing common law uses of our trademarks by our employees, each of whom receives basic training regarding our intellectual property rights, or by our outside legal counsel.
We separately investigate and evaluate each instance of infringement to determine the appropriate course of action, including cease and desist letters, administration proceedings, cybersquatting actions or infringement actions, if any. Wherever possible, we seek to resolve these matters amicably and without litigation.
In an effort to ensure that registries in countries where we operate or intend to operate remain clear of infringing trademark registrations, we frequently file opposition actions, cancellation actions and other administrative proceedings around the world.
We have registered more than 900 domain names, such as wework.com and welive.com, as well as numerous other top-level domains (“TLDs”) that incorporate the WE®, WEWORK®, WEGROW® and WELIVE® trademarks, including many new and pre-existing gTLDs (such as wework.info, welive.co, wework.space and welive.properties) and many ccTLDs (such as wework.fr, wework.hk and wegrow.in). We have obtained certain other domain names in our portfolio, including those that incorporate within them our trademarks or confusingly similar variations of our trademarks, for defensive purposes or as the result of settlements with infringing parties.
We rely on trade secret rights with respect to our know-how in order to develop and maintain our competitive position. We protect our trade secrets through a variety of methods, including physical and electronic security measures, litigation and enforcement actions, and confidentiality agreements with third-party service providers, employees, consultants and others who have access to our proprietary information. We have also filed or are in the process of filing design patent applications for certain aspects of our furniture.

Competition
We compete to attract members to our platform across a variety of geographies, markets and service lines. We consider ourselves to be the pioneer in the “Space-as-a-Service” sector, with a significant first-mover advantage. We provide workspaces to our members with a combination of design, technological support and amenities that differentiate our offering from traditional office environments. Nevertheless, the office space industry is highly fragmented and is served by one or more large, national or international companies, as well as by regional and local companies of varying sizes and resources. Other companies that offer workspace solutions include: traditional landlords that lease office spaces directly to individual companies; global flexible workspace providers; and companies that operate at a more national, regional or local level and offer flexible workspaces to individuals and companies.
Employees
As of September 1, 2018, we had approximately 7,400 employees, of which approximately 4,750 were located in the United States. Some of our employees outside of the United States are represented by a labor union or workers’ council and covered by collective bargaining agreements.
Government regulation
We are subject to various laws and regulations in the United States and internationally, including employment laws, health and safety regulations from the Occupational Safety and Health Administration and comparable state and foreign statutes and regulations, taxation regimes and laws and regulations that govern or restrict our business and activities in certain countries and with certain persons, including economic sanctions regulations, anti-bribery laws and anti-money laundering laws.
In addition, as a developer and operator of real estate, we are subject to local land-use requirements, including regulations that govern zoning, use, building and occupancy, fair-housing laws such as the Fair Housing Act, which requires places of public accommodation and commercial facilities to meet certain federal requirements related to access and use by disabled persons, and various environmental laws and regulations which may require a current or previous owner or operator of real estate to investigate and remediate the effects of hazardous or toxic substances or petroleum product releases on, under, in or from such property.
Furthermore, because we receive, store and use a substantial amount of personal information received from or generated by our members, we are also impacted by laws and regulations governing privacy, use of personal data and data breaches.
As we expand our business in other countries, we will be subject to laws and regulations in those jurisdictions.
Legal proceedings
From time to time, we may become involved in legal or regulatory proceedings arising in the ordinary course of our business, including personal injury claims, employment disputes and commercial contract disputes. Although the outcome of these and other claims cannot be predicted with certainty, we are not currently a party to any litigation or regulatory proceeding that would reasonably be expected to have a material adverse effect on our business, operating results, financial condition or cash flows.

Management
Executive officers and directors
The following table sets forth certain information relating to our executive officers and directors as of December 1, 2018.

Name	Age	Position
Executive officers
Adam Neumann	39	Co-Founder, Chief Executive Officer and Chairman of the Board
Artie Minson	48	President and Chief Financial Officer
Jennifer Berrent	46	Chief Operating Officer, Chief Legal Officer and Secretary
David Fano	38	Chief Growth Officer
Non-employee directors
Bruce Dunlevie	62	Director
Ronald Fisher	71	Director
Lew Frankfort	72	Director
M. Steven Langman	57	Director
Mark Schwartz	64	Director
John Zhao	55	Director

Executive officers
Adam Neumann is our Co-Founder and has served as our Chief Executive Officer and Chairman of the Board since our inception.
Artie Minson has served as our President since June 2015 and as our Chief Financial Officer since January 2017. From June 2015 to January 2017, he also served as our Chief Operating Officer. From May 2013 to June 2015, he served as Executive Vice President and Chief Financial Officer of Time Warner Cable Inc. From 2009 to April 2013, he served in a number of senior management roles, including Chief Operating Officer and Chief Financial and Administrative Officer, at AOL Inc.
Jennifer Berrent has served as Chief Operating Officer since July 2017, as Chief Legal Officer since January 2017 and as Secretary since October 2014. From October 2014 to July 2017, she served as our General Counsel and then as our Chief Culture Officer. From March 2006 to October 2014, she was a lawyer at Wilmer Cutler Pickering Hale and Dorr LLP, where she served as a partner from January 2011 to October 2014.
David Fano has served as our Chief Growth Officer since July 2017. From June 2015 to July 2017, he served as Chief Product Officer. From 2008 to June 2015, he served as Managing Director and Chief Executive Officer of CASE Design Inc., a design and technology company we acquired in June 2015.
Non-employee directors
In addition to Adam Neumann, our board of directors includes six non-employee directors. Several of these directors were designated by certain of our principal stockholders in accordance with the stockholders’ agreement described in “Certain relationships and related party transactions—Stockholders’ agreement”.
Bruce Dunlevie has served as one of our directors since July 2012. He is a founding partner of Benchmark Capital, a venture capital firm, and has been a general partner of the firm since May 1995. Bruce was designated to serve on our board of directors by Benchmark, one of our principal stockholders, in accordance with the stockholders’ agreement described in “Certain relationships and related party transactions—Stockholders’ agreement”. He currently also serves as Lead Independent Director of ServiceSource International, Inc., and as director of One

Medical Group, Inc. and Aquifi, Inc. He has also served as Independent Director for Marin Software Incorporated and was Chairman of the Board of Rambus Inc. He is also a former director of The Western Association of Venture Capitalists, Palm, Inc., Handspring Inc., Catapulse Inc., Good Technology, Inc. and Matrix Semiconductor. Bruce brings to our board of directors extensive experience as an investor in technology and other companies on behalf of Benchmark Capital. Our board of directors also believes that Bruce’s private equity experience gives him particular insight into trends affecting companies such as ours, as well as into acquisition strategy and finance.
Ronald Fisher has served as one of our directors since November 2017. Ron joined SoftBank Holdings Inc., a multinational holding conglomerate specializing in the information industry, in 1995, and has served as Director and Vice-Chairman of the company since October 1995 and Director of SoftBank Group Corp. since June 1997. Prior to joining SoftBank, from January 1990 to October 1995, he served as the Chief Executive Officer of Phoenix Technologies Ltd., a developer and marketer of system software products for personal computers. Ron was designated to serve on our board of directors by SoftBank, one of our principal stockholders, in accordance with the stockholders’ agreement described in “Certain relationships and related party transactions—Stockholders’ agreement”. He currently also serves as a Vice Chairman of the Board of Sprint Corporation, Chairman of the Board of Brightstar Global Group Inc., Director and Chairman of SB Investment Advisers (US) Inc., and Director of Arm Limited. He previously served as director of ARM Holdings PLC. Ron brings to our board of directors knowledge and experience in technology industries and experience with strategic planning and leadership of complex, global organizations.
Lew Frankfort has served as one of our directors since July 2014. He currently also serves as Executive Chairman of Flywheel Sports, Inc., and also as a director of Teach for America and Advanced Assessment Systems LLC as well as a Member of the Board of Overseers at Columbia Business School. Since November 2014 he has served as the Chairman Emeritus of Coach, Inc., a New York design house of modern luxury accessories and lifestyle brands. From January 2014 to November 2014, he served as their Executive Chairman and from November 1995 to January 2014 he served as their Chairman and Chief Executive Officer. Lew brings to our board of directors extensive public company board and management experience, which our board of directors believes give him particular insight into business strategy, leadership and marketing.
M. Steven Langman has served as one of our directors since May 2013. He co-founded Rhône Group L.L.C., an alternative asset manager, in 1996 and has led the day to day management of the firm since inception. He also serves as a manager of Rhône Group Advisors and managing director, member and manager of Rhône Capital L.L.C., each an affiliate of Rhône Group L.L.C. Prior to Rhône, he was a Managing Director of Lazard Frères, where he specialized in mergers and acquisitions. Before joining Lazard Frères, he worked in the mergers and acquisitions department of Goldman Sachs. In addition to serving as a director of WeWork, Steven currently serves on the board of directors of CSM Bakery Solutions, Hudson’s Bay Company, Fluidra S.A. and Vistajet Global Limited. He has also served as a director of numerous publicly listed companies including Elizabeth Arden, Inc., Quiksilver, Inc., Coty Inc., NationsRent and Dreyer’s Grand Ice Cream.  Additionally, he is a director and advisor to a number of philanthropic and educational institutions.  Steven brings to our board of directors more than three decades of experience financing, analyzing and investing in public and private companies, which our board of directors believes gives him particular insight into business strategy, leadership and marketing.
Mark Schwartz has served as one of our directors since March 2017. At year-end 2016 he retired from Goldman Sachs, a global investment banking, securities and investment management firm, where he had served as vice chairman of The Goldman Sachs Group, Inc. and chairman of Goldman Sachs Asia Pacific since June 2012. Mark currently serves as a senior director of The Goldman Sachs Group and Goldman, Sachs & Co. LLC and on the board of directors of SoftBank Group Corp., One97 Communications Limited (“Paytm” in India), the Ragon Institute of MGH, MIT and Harvard. He is also a trustee of New York-Presbyterian Hospital and MGH and serves on various boards at Harvard College, Harvard Business School and the Harvard School of Public Health. Mark was designated to serve on our board of directors by SoftBank, one of our principal stockholders, in accordance with the stockholders’ agreement described in “Certain relationships and related party transactions—Stockholders’ agreement”. Mark brings to our board of directors deep expertise in finance, accounting, acquisition strategy and capital markets financings from his career in the financial services industry.

John Zhao has served as one of our directors since July 2016. He is the founder and Chief Executive Officer of Hony Capital, a Chinese private equity firm, and Executive Director and Executive Vice President of Legend Holdings Corporation, a diversified investment holding company. John was designated to serve on our board of directors by Hony, one of our principal stockholders, in accordance with the stockholders’ agreement described in “Certain relationships and related party transactions—Stockholders’ agreement”. John also serves as a director of Lenovo, Best Food Holding Company, Shanghai Jinjiang International Hotels, Fiat Industrial and China Pharmaceuticals. John brings to our board of directors extensive global leadership and deep experience in private equity, strategy and finance.
Election of executive officers
Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is duly appointed and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.
Board of directors
Our business affairs are managed under the direction of our board of directors. Our amended and restated bylaws will provide that our board of directors will consist of such number of directors as may from time to time be fixed by our board of directors. Our board of directors currently consists of seven directors.
Director independence
Prior to the completion of this offering, our board of directors undertook a review of the independence of our directors and determined that          ,          and          are independent directors as defined under the rules of the          .
Board committees
Upon completion of this offering we will have an audit committee and a compensation committee, with each committee having a written charter.
Upon completion of this offering, Adam Neumann will continue to control a majority of the voting power of our outstanding capital stock. As a result, we will be a “controlled company” under the rules of the          . Under these rules, we may elect not to comply with certain corporate governance standards, such as the requirement that our board of directors have a compensation committee composed entirely of independent directors, as independence is defined under the          listing standards. For at least some period following completion of this offering, we intend to take advantage of these exemptions. See “Risk factors—Risks relating to our business—We are a “controlled company” as defined in the            rules, and are able to rely on exemptions from certain corporate governance requirements that provide protection to stockholders of companies that are not controlled companies”. In the event that we cease to be a “controlled company” and our shares continue to be listed on the          , we will be required to comply with these provisions within the applicable transition periods.
Audit committee
Among other matters, the audit committee will be responsible for:

•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;

•	discussing with our independent registered public accounting firm their independence from management;

•	reviewing with our independent registered public accounting firm the scope and results of their audit;

•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements;

•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters;

•	assisting our board of directors with risk assessment and risk management and reviewing our related policies; and

•	reviewing related party transactions.
Upon completion of this offering, our audit committee will consist of          ,           and          , with          serving as chair. Rule 10A-3 under the Exchange Act and the          rules require us to have one independent audit committee member upon the listing of our Class A common stock, a majority of independent directors on our audit committee within 90 days of the date of this prospectus and an audit committee composed entirely of independent directors within one year of the date of this prospectus. Our board of directors has affirmatively determined that each of          and          meets the definition of an “independent director” for purposes of serving on an audit committee under Rule 10A-3 and the          rules, and we intend to comply with the other independence requirements within the time periods specified.
Compensation committee
Among other matters, the compensation committee will be responsible for:

•	reviewing and approving, or recommending that our board of directors approve, the compensation of our Chief Executive Officer and our other executive officers;

•	reviewing and recommending to our board of directors the compensation of our directors;

•	selecting compensation consultants and advisors and assessing whether there are any conflicts of interest with any of the committee’s compensation advisors; and

•	reviewing and approving, or recommending that our board of directors approve, incentive compensation and equity plans.
Upon completion of this offering, our compensation committee will consist of          ,          and          , with          serving as chair. As a controlled company, we will rely upon the exemption from the requirement that we have a compensation committee composed entirely of independent directors.
Compensation Committee Interlocks and Insider Participation
During the year ended December 31, 2017, Adam Neumann, our Co-Founder and Chief Executive Officer, served as a member of our compensation committee. None of our executive officers served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our board of directors or compensation committee during this period.
Director compensation
See “Executive and director compensation—Director compensation” for more information.
Code of ethics and code of conduct
We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We have posted a current copy of the code on our website at

www.wework.com. In addition, we intend to post on our website all disclosures that are required by law or the          listing standards concerning any amendments to, or waivers from, any provision of the code. Information contained on, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference.

Executive and director compensation
Our named executive officers, or “NEOs”, for the fiscal year ended December 31, 2018, which consist of each individual who served as our “principal executive officer” during the fiscal year ended December 31, 2018 and our two other most highly compensated executive officers who were serving as executive officers as of December 31, 2018, are as follows:

•	Adam Neumann, Co-Founder, Chief Executive Officer and Chairman of the Board

•	,

•	,
Summary Compensation Table for 2018
The following table summarizes the total compensation paid to or earned by each of our NEOs in fiscal year 2018.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Total ($)
Adam Neumann, Founder, Chief Executive Officer and Chairman of the Board	2018
,	2018
,	2018

Employment arrangements
We have not entered into an employment agreement with our Chief Executive Officer, Adam Neumann.
Restrictive covenants
Each of our NEOs has entered into an invention, non-disclosure, non-competition and non-solicitation agreement governing each employee’s treatment of our confidential and other proprietary information as well as the assignment to us of full right and title to inventions and other intellectual property developed by the employee that are related to our business. The agreement also contains confidentiality and non-disparagement obligations, which apply indefinitely, as well as non-competition restrictions as well as customer and employee non-solicitation restrictions, which apply during employment and for one year following termination of employment for any reason.
Outstanding equity awards at fiscal year end for 2018
The following table summarizes the number of outstanding equity awards held by each of our NEOs as of December 31, 2018.

	Option awards				Stock awards		Equity Awards
Name	Number of securities underlying unexercised options - exercisable (#)	Number of securities underlying unexercised options - unexercisable	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Number of unearned shares, units or other rights that have not vested (#)	Market or payout value of unearned shares, units or other rights that have not vested ($)
Adam Neumann

Retirement benefits
We provide a 401(k) plan, which is a tax-qualified defined contribution savings plan, for the benefit of all eligible U.S. employees of the Company including our NEOs. Employee contributions, including after-tax Roth contributions, are permitted by means of pay reduction. The 401(k) plan also provides for discretionary employer profit sharing contributions. All employee contributions and earnings on employee contributions are at all times fully vested. After completion of one year of service, employer contributions, if any, are vested at a rate of 20% per year of service and are completely vested after five years of service. We do not currently offer any defined pension plans or any nonqualified deferred compensation plans to our employees.
Potential payments upon termination or change in control
Other than as described above under “—Employment agreements” and in footnote     to the table set forth under “—Outstanding equity awards at fiscal year end for 2018”, we do not currently have any agreements, plans or other arrangements that provide for payments upon termination or a change in control for our NEOs.
WeWork Companies Inc. 2019 Omnibus Incentive Plan
Prior to the completion of this offering, we intend to adopt a new equity incentive compensation plan. The purpose of the plan will be to provide additional incentives to officers, employees, non-employee directors, independent contractors and consultants of us and our affiliates (all of whom are expected to be eligible to participate in the plan), to strengthen their commitment, to motivate them to faithfully and diligently perform their responsibilities and to attract and retain competent and dedicated persons who are essential to the success of our business and whose efforts will impact our long-term growth and profitability.
Director compensation
None of our directors received compensation as a director during                   . Effective upon completion of this offering, we intend to approve and implement a director compensation policy that will be applicable to all of our non-employee directors.

Principal stockholders
The following table sets forth information regarding the beneficial ownership of our Class A common stock and Class B common stock immediately prior to and upon completion of this offering for:

•	each person known by us to beneficially own more than 5% of either class of our capital stock;

•	each of our executive officers named in the Summary Compensation Table under “Executive and director compensation—Summary compensation table”;

•	each of our directors; and

•	all of our directors and executive officers as a group.
Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if they have or share the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof, or have the right to acquire such powers within 60 days. Shares of our common stock that may be acquired by an individual or group within 60 days pursuant to the exercise of options, warrants or other rights are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.
The address of each director and executive officer shown in the table below is c/o WeWork Companies Inc., 115 West 18th Street, New York, New York 10011.

	Beneficial ownership before this offering				Beneficial ownership after this offering
	Shares of Class A common stock beneficially owned		Shares of Class B common stock beneficially owned		Shares of Class A common stock beneficially owned		Shares of Class B common stock beneficially owned
	Shares	% of Class	Shares	% of Class	Shares	% of Class	Shares	% of Class
Greater than 5% stockholders

Directors and named executive officers
Adam Neumann

Bruce Dunlevie
Ronald Fisher
Lew Frankfort
M. Steven Langman
Mark Schwartz
John Zhao
All directors and executive officers, as a group ( persons)

Description of capital stock
General
Upon completion of this offering, our authorized capital stock will consist of          shares of Class A common stock, par value $0.001 per share,         shares of Class B common stock, par value $0.001 per share, and          shares of preferred stock, par value $0.001 per share. Immediately following the closing of this offering, we will have         shares of Class A common stock outstanding and         shares of Class B common stock outstanding. There will be no shares of preferred stock outstanding immediately following completion of this offering.
The following description of our capital stock and provisions of our restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the restated certificate of incorporation and amended and restated bylaws that will become effective upon completion of this offering. Copies of these documents have been filed with the SEC as exhibits to our registration statement of which this prospectus forms a part. The description of our capital stock reflects the conversion of all of our outstanding senior preferred stock and acquisition preferred stock into shares of Class A common stock, the conversion of all of our outstanding junior preferred stock into shares of Class B common stock and the     -for-one reverse split of our Class A common stock and Class B common stock.
Class A common stock and Class B common stock
Except as described herein, our Class A common stock and Class B common stock have the same rights, are equal in all respects and are treated by us as if they were one class of shares.
Voting rights
Holders of our Class A common stock are entitled to one vote per share and holders of our Class B common stock are entitled to ten votes per share. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, except as otherwise expressly provided in our restated certificate of incorporation or required by applicable law.
Dividends
Any dividend paid or payable to the holders of shares of Class A common stock and Class B common stock shall be paid equally, identically and ratably, on a per share basis; provided, however, that if a dividend is paid in the form of Class A common stock or Class B common stock (or rights to acquire shares of Class A common stock or Class B common stock), then the holders of Class A common stock will receive Class A common stock (or rights to acquire shares of Class A common stock) and holders of Class B common stock will receive Class B common stock (or rights to acquire shares of Class B common stock) with holders of Class A common stock and Class B common stock receiving an identical number of shares of Class A common stock or Class B common stock (or rights to acquire such stock, as the case may be).
Liquidation
In the event of our dissolution, liquidation or winding-up of our affairs, whether voluntary or involuntary, after payment of all our preferential amounts required to be paid to the holders of any series of preferred stock, our remaining assets available for distribution, if any, will be distributed among the holders of the shares of Class A common stock and Class B common stock, treated as a single class, pro rata based on the number of shares held by each such holder.
Subdivisions and combinations
If we subdivide or combine in any manner our outstanding shares of Class A common stock or Class B common stock, then all outstanding shares of Class A common stock and Class B common stock will be subdivided or combined in the same proportion and manner.

Conversion
Shares of Class A common stock are not convertible into any other class of shares. Each outstanding share of Class B common stock may at any time, at the option of the holder, be converted into one share of Class A common stock. In addition, each share of Class B common stock shall automatically convert into one share of Class A common stock upon any transfer, except for certain transfers described in our restated certificate of incorporation.
Preferred stock
Under the terms of our restated certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, powers, privileges, preferences and relative, participating, optional or other special rights, and any qualifications, limitations or restrictions, of each series of preferred stock.
The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock could adversely affect the voting power of holders of our common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding common stock. Upon completion of this offering, there will be no shares of preferred stock outstanding.
Options
As of                , 2018, we had outstanding options to purchase an aggregate of                shares of our Class A common stock, with a weighted-average exercise price of approximately $          per share, and outstanding options to purchase an aggregate of                shares of our Class B common stock, with a weighted-average exercise price of approximately $          per share, in each case under our equity compensation plans. Options to purchase an aggregate of              shares of our Class A common stock and an aggregate of             shares of our Class B common stock were exercisable within 60 days of                , 2018.
Warrants
As of                , 2018, we had outstanding warrants to purchase an aggregate of                shares of our Class A common stock exercisable at any time prior to July 31, 2025 at an exercise price of $13.12 per share.
As of                , 2018, we also had outstanding warrants to purchase an aggregate of                shares of our Class A common stock exercisable at any time prior to February 8, 2026 at an exercise price of $0.001 per share.
Voting arrangements
Adam Neumann, our Co-Founder and Chief Executive Officer, and WE Holdings LLC, of which Adam Neumann serves as a managing member, have entered into voting arrangements with certain of our stockholders, which will remain in effect after the completion of this offering. These voting arrangements apply with respect to approximately        shares of our Class A common stock and        shares of our Class B common stock, which will represent approximately        % of the total voting power of our outstanding capital stock upon completion of this offering. Under these voting arrangements, the stockholders have granted to each of Adam Neumann and WE Holdings LLC an irrevocable proxy to vote the stockholders’ shares of Class A common stock and Class B common stock on all matters to be voted on by stockholders, except for shareholder votes in connection with Section 280G(b)(5) of the Internal Revenue Code of 1986, as amended, or the Code.

Registration rights
Upon completion of this offering, we intend to enter into a registration rights agreement pursuant to which holders of approximately              shares of our outstanding capital stock will be entitled to certain rights with respect to registration of their shares of Class A common stock under the Securities Act.
Transfer agent and registrar
The transfer agent and registrar for our Class A common stock will be             .
Listing
We intend to apply to list our Class A common stock on the            under the symbol “WE”.

Description of indebtedness
Bank Facilities
On November 12, 2015, we entered into a Second Amended and Restated Credit Agreement with a syndicate of lenders and J.P. Morgan Chase Bank, N.A., as administrative agent (as amended through the date hereof, the"Credit Agreement"). The Credit Agreement provides up to $650.0 million in revolving loans and letters of credit (the “Senior Credit Facility”), subject to certain financial covenants. Borrowings under the Senior Credit Facility bear interest at a rate per annum equal to, at our option, either (a) the Eurodollar Rate (as defined in the Credit Agreement) or (b) ABR (as defined in the Credit Agreement), in each case plus an applicable margin.
On November 21, 2017, we entered into a Letter of Credit Reimbursement Agreement with a syndicate of lenders and J.P. Morgan Chase Bank, N.A., as administrative agent (as amended through the date hereof, the “Reimbursement Agreement”). The Reimbursement Agreement provides for an additional $500.0 million in availability of standby letters of credit (the “Letter of Credit Facility” and, together with the Senior Credit Facility, the “Bank Facilities”).
The revolving loans and letters of credit under the Bank Facilities will terminate in November 2020.
Any amounts borrowed under the Credit Agreement and reimbursement obligations under the Reimbursement Agreement are guaranteed by certain of our domestic wholly-owned subsidiaries. Our obligations and the obligations of the guarantors under the Credit Agreement and Reimbursement Agreement are secured on a pari passu basis (except with respect to certain cash collateral) by first-priority liens on substantially all of our assets, including the pledge of our equity interests in each of our and the guarantors’ direct subsidiaries to secure the applicable loan, reimbursement and guarantee obligations. The guarantees and security requirements under each of the Bank Facilities are subject to certain customary exceptions and exclusions.
As of December 31, 2017, $481.7 million of stand‑by letters of credit were outstanding under a combination of the Credit Agreement and the Reimbursement Agreement,  the purpose of which is to guarantee payment under certain leases entered into by our wholly owned subsidiaries. We were in compliance with all of the covenants contained in the agreements governing the Credit Agreement and Reimbursement Agreement as of December 31, 2017.
The Credit Agreement and the Reimbursement Agreement contain certain covenants limiting our ability and the ability of our restricted subsidiaries to take certain actions.
Senior Notes
On April 30, 2018, we issued $702.0 million in aggregate principal amount of 7.875% senior notes due 2025 pursuant to an indenture among the Company, the guarantors party thereto from time to time and Wells Fargo Bank, National Association, as trustee. Interest on the senior notes accrues at the rate of 7.875% per annum and is payable in cash semi-annually in arrears on May 1 and November 1 of each year. The senior notes will mature on May 1, 2025.
The senior notes are guaranteed on a senior unsecured basis by all of our existing and future direct and indirect subsidiaries that guarantee the Bank Facilities or our other indebtedness or indebtedness of any subsidiary guarantor in excess of a specified threshold.
The senior notes are redeemable at our option, in whole or in part, at any time on or after February 1, 2025 (three months prior to their maturity date), at a redemption price equal to 100% of the principal amount of the senior notes redeemed, plus accrued and unpaid interest, if any, to but not including the redemption date. At any time prior to May 1, 2022, we may redeem up to 30% of the original principal amount of the senior notes with the proceeds of certain equity offerings at a redemption price of 107.875% of the principal amount of the senior notes, together with accrued and unpaid interest, if any, to but not including the redemption date. At any time prior to February 1, 2025 (three months prior to their maturity date), we may also redeem some or all of the senior notes at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, plus a “make-whole premium.”

The indenture governing the senior notes contains certain covenants limiting our ability and the ability of our restricted subsidiaries to take certain actions.
Upon the occurrence of specific kinds of changes of control, each holder of senior notes will have the right to cause us to repurchase some or all of their senior notes at 101% of their face amount plus accrued and unpaid interest to but not including the repurchase date. If we or our restricted subsidiaries sell assets, under certain circumstances, we will be required to use the net proceeds to make an offer to purchase senior notes at an offer price in cash in an amount equal to 100% of the principal amount of the senior notes plus accrued and unpaid interest to but not including the repurchase date.

Certain relationships and related party transactions
In addition to the executive officer and director compensation and employment arrangements discussed in “Executive and director compensation”, the following is a description of each transaction since January 1, 2016 and each currently proposed transaction in which:

•	we have been or are a participant;

•	the amount involved in the transaction exceeds or will exceed $120,000; and

•
any of our directors, executive officers or holders of more than 5% of any class of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Stockholders’ agreement
We have entered into a stockholders’ agreement with the holders of our capital stock. The stockholders’ agreement terminates automatically in accordance with its terms immediately prior to the completion of this offering. The stockholders’ agreement provides for four members of our board of directors to be designated by certain of our stockholders and the remaining five members of our board of directors to be designated by the holders of a majority of our Class B common stock (with one of the five members subject to reasonable approval by Bruce Dunlevie, one of the members of our board of directors).
The stockholders’ agreement also grants to us a ten-day right of first refusal over most shares of our Class A common stock and Class B common stock, allowing us to purchase such shares on the same terms before the holder may sell the shares to other parties. In the event that we decline to exercise our right of first refusal, the stockholders’ agreement also grants to major holders of our senior preferred stock a similar fifteen-day right of first refusal, or the right to sell their own shares, on a pro rata basis, on the same terms. Since January 1, 2016, we have waived on certain occasions our right of first refusal in connection with the transfer by certain of our directors, executive officers and holders of more than 5% of a class of our capital stock and members of their immediate family.
Registration rights agreement
We intend to enter into a registration rights agreement with certain holders of our capital stock, including entities affiliated with certain of our directors and executive officers and holders of more than 5% of a class of our capital stock. Upon completion of this offering, holders of approximately          shares of our outstanding capital stock will be entitled to certain rights with respect to registration of their shares of Class A common stock under the Securities Act. For a description of these registration rights, see “Description of capital stock—Registration rights”.
Indemnification agreements
Our restated certificate of incorporation will provide that we will indemnify our directors and officers to the fullest extent permitted by law, and we have entered into agreements with all of our existing directors and executive officers to that effect. We are also party to indemnification agreements with certain key team members and stockholders, including Ariel Tiger, Benchmark and the DAG entities.
Preferred stock financings
In 2016, we issued and sold an aggregate of 13,759,327 shares of our Series F preferred stock for aggregate gross proceeds payable to us of approximately $690.6 million.
On March 13, 2017, we issued and sold an aggregate of 5,790,388 shares of our Series G preferred stock for aggregate gross proceeds payable to us of approximately $300.0 million. On June 30, 2017, we issued and sold an additional 11,568,336 shares of our Series G preferred stock for aggregate gross proceeds payable to us of approximately $700.0 million. On October 30, 2017, we issued and sold an additional 15,453,475 shares of our Series G preferred stock for aggregate gross proceeds payable to us of approximately $700.0 million.
The following table summarizes the issuances and sales of our preferred stock described above to related parties as of September 30, 2018:

Related party	Series F	Series G
JPMorgan entities
Number of shares	298,851	—
Total purchase price	$15,000,004	$—
Hony entities
Number of shares	10,061,312	—
Total purchase price	$504,999,937	$—
Fidelity entities
Number of shares	368,817
Total purchase price	$18,511,755	$—
SBWW
Number of shares	—	32,812,199
Total purchase price	$—	$1,700,000,030

SoftBank financing
On July 27, 2018, we entered into an agreement for the issuance of a convertible promissory note with SoftBank Group Corp. for a commitment in an aggregate amount of $1.0 billion. On August 31, 2018, we drew down on the full $1.0 billion commitment. Interest accrues beginning on September 1, 2019, at a rate of 2.80%, compounded annually, and is payable upon maturity. This convertible promissory note matures on February 12, 2024, unless earlier converted in connection with certain triggering events, such as a qualifying initial public offering. Upon the closing of this offering, this convertible promissory note will convert into           shares of Class A common stock.
On November 1, 2018, we entered into an agreement with SB WW Holdings (Cayman) Limited, an affiliate of SoftBank Group Corp, pursuant to which we will (unless we elect otherwise) receive funds of up to $3.0 billion in 2019 in exchange for the issuance of a warrant.
Promissory notes and other loans
On May 30, 2013, we issued loans to entities affiliated with certain of our directors and executive officers totaling $10.4 million maturing on May 30, 2016, with interest due at a rate of 0.2% per annum. These loans were collateralized with an aggregate of 14,559,510 shares of our common stock owned by the borrowers. These collateral shares were fully vested shares received by the borrowers prior to the transaction in exchange for services previously rendered to us. These loans also provided us the option to purchase 5,599,845 of the collateral shares for $1.85 per share, subject to the terms and conditions of the loan agreements. In May 2016, we exercised this option, purchased and retired the 5,599,845 shares and settled the loans.
On February 4, 2014, we issued additional loans to entities affiliated with certain of our directors and executive officers totaling $15.0 million maturing on February 4, 2017 with interest due at a rate of 0.2% per annum. These loans were collateralized with an aggregate of 2,798,825 shares of our common stock owned by the borrowers. These collateral shares were fully vested shares received by the borrowers prior to the transaction in exchange for services previously rendered to us. These loans also provided us the option to purchase the collateral shares at the same price underlying the loans, subject to the terms and conditions of the loan agreements. In May 2016, we exercised this option, purchased and retired the 2,798,825 shares and settled the loans.

As of December 31, 2016, we had $7.0 million in outstanding recourse promissory notes to directors and executive officers. In the year ended December 31, 2017, we issued an additional $1.0 million in recourse promissory notes to directors and executive officers. These promissory notes include interest rates ranging from 0.64% to 1.94% and have maturities ranging from 2019 to 2026. As of December 31, 2017, all of these recourse promissory notes had been settled.
As of December 31, 2017 and 2016, we also had $5.2 million and $6.1 million, respectively, in outstanding recourse promissory notes to directors and executive officers, issued in connection with restricted stock purchases and early exercises of stock options that are secured by the relevant equity award. These promissory notes include interest rates ranging from 1.60% to 1.90% and have maturities ranging from 2023 to 2024. Prior to the initial filing of the registration statement of which this prospectus forms a part, we intend that such loans will be repaid or forgiven.
Real estate transactions
Real Estate Fund
Together with Rhône Group L.L.C., we have formed WeWork Property Advisors (the “Real Estate Fund”), a real estate investment joint venture that advises on investments primarily in properties that would benefit from WeWork occupancy. Steven Langman, who serves as one of our directors, co-founded and manages Rhône Group L.L.C.
In 2017, a subsidiary of the Company received unsecured loans totaling $26.1 million, at an interest rate of 1.52%, from the Real Estate Fund. The loans were paid off in full by the Company upon maturity on April 13, 2018.
On each of August 2, 2018 and November 7, 2018, we invested $25.0 million into the Real Estate Fund in the form of a no-interest convertible promissory note. This convertible promissory note, which currently represents an aggregate investment of $50.0 million in the Real Estate Fund, will mature in January 2019, unless earlier converted or pre-paid.
We believe that the subsequent transactions with the Real Estate Fund were on commercially reasonable terms no less favorable to us than could have been obtained from unaffiliated third parties.
Lease agreements
We have entered into two separate operating lease agreements for space in buildings that are partially owned by certain of our officers and affiliates. During the years ended December 31, 2017 and 2016, we recognized $6.1 million and $3.7 million, respectively, of rent expense related to these leases. Future minimum rental payments under these leases, inclusive of escalation clauses and exclusive of contingent rent payments, are approximately $90.0 million as of December 31, 2017.
We have entered into a lease agreement for space in a building partially owned by certain of our officers and this lease is accounted for as a capital lease. During the years ended December 31, 2017 and 2016, we recognized $1.7 million and $1.8 million, respectively, of interest expense related to this lease. Future payments with respect to obligations under this capital lease, are approximately $20.8 million as of December 31, 2017.
Membership and service agreements
We have entered into membership agreements and other agreements relating to the provision of Powered by We services with certain holders of more than 5% of a class of our capital stock. We believe that all such arrangements have been entered into in the ordinary course of business and have been conducted on an arm’s-length basis.
Policies and procedures for related party transactions
Our board of directors recognizes that transactions with related parties can present potential or actual conflicts of interest and may raise questions as to whether those transactions are consistent with our best interests and the best interests of our stockholders. Therefore, our board of directors has adopted a written policy on transactions with related parties, which is defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of any class of our capital stock, and their immediate family members.

Under the policy, a related party must promptly disclose to our chief legal officer, general counsel or similar officer designated by the audit committee of the board of directors (i) any transaction in which we are a participant and that related party had or will have a direct or indirect interest and (ii) all material facts with respect thereto. Our chief legal officer, general counsel or other designated officer will make an initial assessment as to whether the transaction constitutes a related party transaction that would be reportable by us pursuant to Item 404(a) of Regulation S-K, in which case the transaction would require approval by either a majority of the members of our board of directors or all of the members of our audit committee. Any member of the audit committee who is, or whose immediate family member is, or whose household member (other than a tenant or employee) is, a related party with respect to a transaction under review will not be permitted to participate in the discussions or approval or ratification of the transaction.

Shares eligible for future sale
Prior to this offering, there has been no public market for our Class A common stock or Class B common stock. Future sales of substantial amounts of our Class A common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of shares of Class A common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for shares of our Class A common stock as well as our ability to raise equity capital in the future.
Upon completion of this offering, we will have                shares of Class A common stock issued and outstanding (or                shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock) and                shares of Class B common stock issued and outstanding.             shares of Class A common stock and               shares of Class B common stock also will be issuable upon the exercise of outstanding warrants and stock options.
Of these shares, the                shares of Class A common stock sold in this offering (or                shares, if the underwriters exercise in full their option to purchase additional shares of our Class A common stock) will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. The remaining                shares of Class A common stock and the shares of Class B common stock will be deemed “restricted securities” under the Securities Act. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are discussed below.
Lock-up agreements
We, each of our executive officers and directors, and holders of substantially all of our Class A common stock (including securities convertible into or exchangeable for shares of our Class A common stock) have entered into lock-up agreements under which these parties have agreed not to sell or otherwise transfer their shares for a period of        days after the date of this prospectus. These lock-up restrictions are subject to certain exceptions and may be waived by                     at any time. As a result of these contractual restrictions, shares of our Class A common stock subject to lock-up agreements will not be eligible for sale, including pursuant to Rules 144 or 701 under the Securities Act as discussed below, until these agreements expire or the restrictions are waived by                     .
See “Underwriting” for a more complete description of the lock-up agreements.
Rule 144
All shares of our Class A common stock held by our “affiliates”, as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144. Rule 144 defines an affiliate as any person who directly or indirectly controls, or is controlled by, or is under common control with, the issuer, which generally includes our directors, executive officers and certain other related persons.
Under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is deemed to be an “affiliate” of ours would be entitled to sell within any three-month period a number of shares of our Class A common stock that does not exceed the greater of (i) 1% of the then outstanding shares of our Class A common stock or (ii) an amount equal to the average weekly trading volume of our Class A common stock on the            during the four calendar weeks preceding such sale. Sales by affiliates under Rule 144 are also subject to a six-month holding period and requirements relating to manner of sale, notice and the availability of current public information about us.
Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our Class A common stock that are restricted securities, including the holding period of any prior owner other than one of our affiliates, will be entitled to freely sell such shares of our Class A common stock without regard to the limitations described above, subject to our compliance with Exchange Act reporting obligations for at least 90 days prior to the sale, and provided that such sales comply with the current public information requirements of Rule 144.
Rule 701
In general, under Rule 701 under the Securities Act, an employee, consultant or advisor who purchases shares of our Class A common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of the registration statement of which this prospectus forms a part in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period restriction, contained in Rule 144.
Registration statement on Form S-8
We intend to file with the SEC one or more registration statements on Form S-8 covering the shares of common stock reserved for issuance under our incentive plans. These registration statements are expected to be filed and become effective as soon as practicable after completion of this offering. Upon effectiveness, the shares of common stock covered by these registration statements will generally be eligible for sale in the public market, subject to the lock-up agreements described above.
Registration rights
Upon completion of this offering, holders of approximately              shares of our outstanding capital stock will be entitled to certain rights with respect to registration of their shares of Class A common stock under the Securities Act. For a description of these registration rights, see “Description of capital stock—Registration rights”. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.

United States federal income tax considerations for non-U.S. holders
The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A common stock by non-U.S. holders (as defined below) who acquire such shares in this offering and hold our Class A common stock as a capital asset within the meaning of the Code (generally, property held for investment). This summary does not address all aspects of U.S. federal income taxation that may be important to a non-U.S. holder in light of that holder’s particular circumstances or that may be applicable to holders subject to special treatment under U.S. federal income tax law (including, for example, banks and other financial institutions, dealers in securities, traders in securities that elect mark-to-market treatment, insurance companies, retirement plans, mutual funds, tax-exempt entities, holders who acquired our Class A common stock pursuant to the exercise of employee stock options or otherwise as compensation, entities or arrangements treated as partnerships for U.S. federal tax purposes, controlled foreign corporations, passive foreign investment companies, holders liable for the alternative minimum tax, certain former citizens or former long-term residents of the United States, expatriates or holders who have a “functional currency” other than the U.S. dollar, holders who hold our Class A common stock as part of a hedge, straddle, constructive sale or conversion transaction, and holders who own or have owned (directly, indirectly or constructively) 5% or more of our Class A common stock (by vote or value)). In addition, this discussion does not address U.S. federal tax laws other than those pertaining to the U.S. federal income tax, nor does it address any aspects of the unearned income Medicare contribution tax or U.S. state, local or non-U.S. taxes. Accordingly, prospective investors should consult with their own tax advisors regarding the U.S. federal, state, local, non-U.S. income and other tax considerations (including any U.S. federal estate or gift tax considerations) of owning and disposing of shares of our Class A common stock.
This summary is based on current provisions of the Code, U.S. Treasury regulations promulgated thereunder, and administrative rulings and interpretations and court decisions in effect as of the date hereof, all of which are subject to change or differing interpretation at any time, possibly with retroactive effect.
For purposes of this discussion, the term “non-U.S. holder” means a beneficial owner of our Class A common stock that is not any of the following:

•	a citizen or individual resident of the United States;

•
a corporation, or other entity taxable as a corporation for U.S. federal tax purposes, created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal tax purposes holds shares of our Class A common stock, the tax treatment of a person treated as a partner generally will depend on the status of the partner and the activities of the partnership. Persons that for U.S. federal tax purposes are treated as a partner in a partnership holding shares of our Class A common stock should consult their tax advisors.
We recommend that prospective holders of our Class A common stock consult with their tax advisors regarding the tax consequences to them (including the application and effect of any state, local, non-U.S. income and other tax laws) of the ownership and disposition of our Class A common stock.
Distributions on our Class A common stock
In general, any distributions we make to a non-U.S. holder with respect to its shares of our Class A common stock that constitute dividends for U.S. federal income tax purposes will be subject to U.S. withholding tax at a rate of 30% of the gross amount (or a reduced rate prescribed by an applicable income tax treaty), unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if an income tax treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States). A distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. Any distribution not constituting a dividend will be treated as first reducing the adjusted basis in the non-U.S. holder’s shares of our Class A common stock and, to the extent such distribution exceeds the adjusted basis in the non-U.S. holder’s shares of our Class A common stock, as gain from the sale or exchange of such shares.
Dividends effectively connected with a U.S. trade or business (and, if an income tax treaty applies, attributable to a U.S. permanent establishment) of a non-U.S. holder generally will not be subject to U.S. withholding tax if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its “effectively connected earnings and profits”, subject to certain adjustments.
The foregoing discussion is subject to the discussion below under “— Foreign account tax compliance act”.
Gain on sale or other disposition of our Class A common stock
In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain recognized upon the sale or other disposition of our Class A common stock unless:

•
the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder;

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are satisfied; or

•
we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time within the shorter of the five-year period ending on the date of the disposition and the non-U.S. holder’s holding period and certain other conditions are satisfied.

Gain that is effectively connected with the conduct of a trade or business in the United States generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our Class A common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses. Although there can be no assurances in this regard, we believe that we are not currently a U.S. real property holding corporation.
The foregoing discussion is subject to the discussion below under “— Foreign account tax compliance act”.
Foreign account tax compliance act
Provisions commonly referred to as “FATCA” impose withholding (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30% on payments of dividends (including constructive dividends) on our Class A common stock and to certain foreign financial institutions (which is broadly defined for this purpose and in general includes investment vehicles) and certain non‑financial foreign entities unless (1) in the case of a foreign financial institution, such institution enters into, and complies with, an agreement with the U.S. government to withhold on certain payments, and to collect and provide, on an annual basis, to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), (2) in the case of a non‑financial foreign entity, such entity certifies to the withholding agent that it does not have any substantial U.S. owners or provides the withholding agent with a certification identifying the direct and indirect substantial U.S. owners of the entity, (3) the foreign financial institution or non‑financial foreign entity otherwise qualifies for an exemption from these rules or, if required under an intergovernmental agreement between the United States and an applicable foreign country, reports the information in clause (1) to its local tax authority, which will exchange such information with the U.S. authorities. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution will generally be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). An intergovernmental agreement between the United States and an applicable foreign country, or future Treasury regulations, may modify these requirements. Accordingly, the entity through which our Class A common stock is held will affect the determination of whether such withholding is required. Prospective investors should consult their tax advisors regarding the possible implications of FATCA on their investment in our Class A common stock.
THIS DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED AS, TAX ADVICE. THE FOREGOING SUMMARY IS NOT A SUBSTITUTE FOR AN INDIVIDUAL ANALYSIS OF THE TAX CONSIDERATIONS APPLICABLE TO A PROSPECTIVE HOLDER OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK, WHICH ANALYSIS MAY BE COMPLEX AND WILL DEPEND ON THE HOLDER’S SPECIFIC SITUATION. WE URGE PROSPECTIVE HOLDERS TO CONSULT A TAX ADVISOR REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS APPLICABLE TO PROSPECTIVE HOLDERS OF THE OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK.

Underwriting
We are offering the shares of Class A common stock described in this prospectus through a number of underwriters.                 is acting as representative of the underwriters. Subject to the terms and conditions of the underwriting agreement that we will enter into with the underwriters, we will severally agree to sell to the underwriters, and each underwriter will severally agree to purchase, at the public offering price after deducting the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Class A common stock listed next to its name in the following table:

Name	Number of shares of Class A common stock

Total

The underwriters will be committed to purchase all the shares of Class A common stock offered by us if they purchase any shares. The underwriting agreement will also provide that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the shares of Class A common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $           per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters will have an option to buy up to               additional shares of Class A common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters will have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Class A common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares of Class A common stock are being offered hereby.
The underwriting discounts and commissions will be equal to the public offering price per share of Class A common stock less the amount paid by the underwriters to us per share of Class A common stock. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase                additional shares of Class A common stock.

	No exercise	Full exercise
Per share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $              .
A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

The underwriters have informed us that they do not expect to sell more than 5% of the Class A common stock in the aggregate to accounts over which they exercise discretionary authority.
Subject to certain exceptions, we, our directors and executive officers and substantially all of the holders of our Class A common stock have agreed, subject to certain exceptions, not to (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exchangeable or exercisable for any shares of our Class A common stock, or publicly disclose the intention to make any offer, sale, pledge or disposition, (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of our Class A common stock or any such other securities (whether any such transactions described in clause (1) or (2) above is to be settled by the delivery of shares of Class A common stock or such other securities, in cash or otherwise) or (3) make any demand for or exercise any right with respect to the registration of any shares of our Class A common stock or any security convertible into or exercisable or exchangeable for our Class A common stock, in each case without the prior written consent of                     for a period of         days after the date of this prospectus.
We will agree to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act.
We intend to apply to list the shares of Class A common stock on the            under the symbol “WE”.
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Class A common stock in the open market for the purpose of preventing or retarding a decline in the market price of the Class A common stock while this offering is in progress. These stabilizing transactions may include making short sales of the Class A common stock, which involves the sale by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in this offering, and purchasing shares of Class A common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Class A common stock, including the imposition of penalty bids. This means that if the representative of the underwriters purchases Class A common stock in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the Class A common stock or preventing or retarding a decline in the market price of the Class A common stock, and, as a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the            , in the over-the-counter market or otherwise.
Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representative of the underwriters. In determining the initial public offering price, we and the representative of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representative;

•	our prospects and the history and prospects for the industry in which we compete;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.
Neither we nor the underwriters can assure investors that an active trading market will develop for our Class A common stock, or that the shares will trade in the public market at or above the initial public offering price.
Relationships with underwriters
The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans.
Selling restrictions outside the United States
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of Class A common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to prospective investors in the United Kingdom
This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, referred to as the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order, all such persons together being referred to as relevant persons. The shares of Class A common stock are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
Notice to prospective investors in the European Economic Area
In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each referred to as a Relevant Member State, an offer to the public of the securities described in this prospectus may not be made in that Relevant Member State, except than an offer to the public in that Relevant Member State of the securities may be made at any time under the following exemptions under the Prospectus Directive:

•	to any legal entity which is a qualified investor as defined under the Prospectus Directive;

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representative for any such offer; or

•	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.
For the purposes of this provision, the expression an ‘‘offer to the public’’ in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe to the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression ‘‘Prospectus Directive’’ means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU) and includes any relevant implementing measure in the Relevant Member State.
Notice to prospective investors in Switzerland
The shares of Class A common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”), or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the offering, the Company or the shares has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to prospective investors in Hong Kong
The shares of Class A common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
Notice to prospective investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of Class A common stock are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.
Notice to prospective investors in Japan
The shares of Class A common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter will agree that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.
Notice to prospective investors in Mexico
The shares of Class A common stock have not been registered with the National Securities Registry (Registro Nacional de Valores) or reviewed or authorized by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) of Mexico. Any Mexican investor who acquires shares of Class A common stock does so at his or her own risk. The shares of Class A common stock will be initially placed with less than 100 persons in Mexico. Once placed, the shares can be resold exclusively to persons that qualify as qualified investors or institutional investors pursuant to applicable provisions of Mexican law.
Notice to prospective investors in Canada
The shares of Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Legal matters
The validity of the Class A common stock offered in this offering and certain legal matters in connection with this offering will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by                     .
Experts
The consolidated financial statements of WeWork Companies Inc. at December 31, 2016 and 2017, and for each of the two years in the period ended December 31, 2017, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
Where you can find more information
This prospectus, which constitutes a part of a registration statement on Form S-1 filed with the SEC, does not contain all of the information set forth in the registration statement and the related exhibits and schedules. Some items are omitted in accordance with the rules and regulations of the SEC. Accordingly, we refer you to the complete registration statement, including its exhibits and schedules, for further information about us and the shares of Class A common stock to be sold in this offering. Statements or summaries in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or document is filed as an exhibit to the registration statement, each statement or summary is qualified in all respects by reference to the exhibit to which the reference relates. Our filings with the SEC, including the registration statement, are available to you for free on the SEC’s internet website at www.sec.gov. Upon completion of the offering, we will become subject to the informational and reporting requirements of the Exchange Act and, in accordance with those requirements, will file reports and proxy and information statements with the SEC.
We also maintain an internet website at www.wework.com. Information contained on, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference.

WeWork Companies Inc.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of
WeWork Companies Inc.
Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of WeWork Companies Inc. (the Company) as of December 31, 2017 and 2016, the related consolidated statements of operations, comprehensive loss, changes in convertible preferred stock, noncontrolling interests and equity and cash flows for the years then ended and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
Basis of opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2015.
New York, NY
December 28, 2018

WeWork Companies Inc.
Consolidated Balance Sheets

			Pro Forma Stockholders’ Equity as of December 31, 2017
	December 31,
(in thousands, except share and per share amounts)	2017	2016
			(unaudited)
Assets
Current assets:
Cash and cash equivalents (1)	$2,020,805	$506,597	$2,020,805
Accounts receivable, net of allowance of $1,713 and $1,247 in 2017 and 2016, respectively	35,582	18,047	35,582
Lease incentives receivable (including amounts due from related parties of $10,336 and none in, 2017 and 2016, respectively)	117,779	49,436	117,779
Due from related parties	1,200	1,309	1,200
Other current assets (including loans to employees of $1,790 and $130 in 2017 and 2016, respectively)	251,730	45,966	251,730
Total current assets	2,427,096	621,355	2,427,096
Property and equipment, net	2,337,092	1,451,897	2,337,092
Restricted cash (1)	150,314	73,745	150,314
Deferred lease acquisition costs, net	31,031	13,313	31,031
Equity method and other investments	57,217	25,705	57,217
Goodwill	156,117	5,317	156,117
Intangible assets, net	84,519	3,912	84,519
Other assets (including loans to employees of $2,000 and $10,900 in 2017 and 2016, respectively)	120,686	43,275	120,686
Total assets (1)	$5,364,072	$2,238,519	$5,364,072

Liabilities
Current liabilities:
Accounts payable and accrued expenses	$314,267	$190,295	$314,267
Members’ service retainers	195,081	94,560	195,081
Capital lease obligations, current portion	1,649	1,178	1,649
Loans payable to related parties	26,088	—	26,088
Deferred revenue	48,849	8,475	48,849
Other current liabilities	26,510	684	26,510
Total current liabilities	612,444	295,192	612,444
Deferred rent	1,674,730	900,731	1,674,730
Capital lease obligations	50,764	52,060	50,764
Other liabilities	64,104	33,801	64,104
Deferred income taxes	4,469	—	4,469
Total liabilities (1)	2,406,511	1,281,784	2,406,511

Commitments and contingencies (Note 19)

Convertible preferred stock; 173,947,306 shares authorized, and 170,300,623 and 136,902,228 shares issued and outstanding in 2017 and 2016, respectively, and no shares authorized, issued and outstanding, pro forma	3,405,435	1,678,301	—
Noncontrolling interests	854,577	—	854,577

Equity
WeWork Companies Inc. shareholders’ equity (deficit):
Common stock Class A; par value $0.001; 459,934,875 shares authorized, and 30,299,542 and 8,227,764 shares issued and outstanding in 2017 and 2016, respectively, and 201,383,967 shares issued and outstanding, pro forma	30	8	201
Common stock Class B; par value $0.001; 183,942,797 shares authorized, and 131,787,453 and 150,617,244 shares issued and outstanding in 2017 and 2016, respectively, and 131,788,953 shares issued and outstanding, pro forma	132	151	132
Additional paid-in capital	407,804	86,769	3,815,824
Accumulated other comprehensive income (loss)	(9,924)	8,005	(9,924)
Accumulated deficit	(1,700,493)	(816,499)	(1,703,249)
Total WeWork Companies Inc. shareholders’ equity (deficit)	(1,302,451)	(721,566)	2,102,984
Total liabilities and equity	$5,364,072	$2,238,519	$5,364,072

WeWork Companies Inc.
Consolidated Balance Sheets—(Continued)

(1)
As of December 31, 2017, total assets and total liabilities of consolidated variable interest entities (“VIEs”) were $936,920 and $105,221, respectively. Total assets of consolidated VIEs included $727,278 of cash and cash equivalents and $19,999 of restricted cash as of December 31, 2017. The assets of consolidated VIEs can only be used to settle obligations of the VIE and the VIE creditors do not have recourse against the general credit of the Company. There were no consolidated VIEs as of December 31, 2016. See Note 2 for additional details.

The accompanying notes are an integral part of these financial statements.

WeWork Companies Inc.
Consolidated Statements of Operations

	Year Ended December 31,
(in thousands, except share and per share data)	2017	2016
Revenue:
Membership revenue	$822,092	$414,531
Service revenue	44,346	19,824
Other revenue	19,566	1,744
Total revenue	886,004	436,099

Expenses:
Community operating expenses (exclusive of depreciation and amortization shown separately below)	814,782	433,167
Other operating expenses (exclusive of depreciation and amortization shown separately below)	1,677	—
Pre-opening community expenses	131,324	115,749
Sales and marketing	143,424	43,428
Growth and new market development	109,719	35,731
General and administrative expenses (includes stock-based compensation of $260,662 and $17,367 in 2017 and 2016, respectively, Note 17)	454,020	115,346
Depreciation and amortization	162,892	88,952
Total expenses	1,817,838	832,373

Loss from operations	(931,834)	(396,274)

Interest and other income (expense):
Income (loss) from equity method and other investments	(30,900)	(359)
Interest expense	(15,459)	(12,351)
Interest income	9,531	2,477
Foreign currency gain (loss)	29,441	(23,167)
Total interest and other income (expense)	(7,387)	(33,400)

Pre-tax loss	(939,221)	(429,674)
Income tax benefit (provision)	5,727	(16)
Net loss	(933,494)	(429,690)
Net loss attributable to noncontrolling interests	49,500	—
Net loss attributable to WeWork Companies Inc.	$(883,994)	$(429,690)
Net loss per share attributable to Class A and Class B common stockholders (see Note 18):
Basic	$(5.54)	$(2.66)
Diluted	$(5.54)	$(2.66)
Weighted-average shares used to compute net loss per share attributable to Class A and Class B common stockholders, basic and diluted	159,689,116	161,324,940
Pro forma net loss per share attributable to Class A and Class B common stockholders (see Note 18):
Basic	$(2.84)
Diluted	$(2.84)
Weighted-average shares used to compute pro forma net loss per share attributable to Class A and Class B common stockholders, basic and diluted	311,203,941

The accompanying notes are an integral part of these financial statements.

WeWork Companies Inc.
Consolidated Statements of Comprehensive Loss

	Year Ended December 31,
(in thousands)	2017	2016
Net loss	$(933,494)	$(429,690)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments, net of tax of $0 for both 2017 and 2016	(18,695)	9,463
Other comprehensive income (loss), net of tax	(18,695)	9,463
Comprehensive loss	(952,189)	(420,227)
Net (income) loss attributable to noncontrolling interests	49,500	—
Other comprehensive (income) loss attributable to noncontrolling interests	766	—
Comprehensive loss attributable to WeWork Companies Inc.	$(901,923)	$(420,227)

The accompanying notes are an integral part of these consolidated financial statements.

WeWork Companies Inc.
Consolidated Statements of Changes in Convertible Preferred Stock, Noncontrolling
Interests, and Equity
For the year ended December 31, 2017

	Convertible Preferred Stock		Noncontrolling
(in thousands, except share amounts)	Shares	Amount	Interests
Balance—December 31, 2016	136,902,228	$1,678,301	$—
Issuance of Series G Preferred Stock	32,812,199	1,714,242	—
Conversion of convertible note	334,228	—	—
Contributions by noncontrolling interests	—	—	900,003
Issuance of stock for services rendered	—	—	4,840
Issuance of stock in connection with acquisitions	251,968	12,892	—
Net loss	—	—	(49,500)
Other comprehensive income (loss), net of tax	—	—	(766)
Balance—December 31, 2017	170,300,623	$3,405,435	$854,577

	WeWork Companies, Inc. Shareholders’ Equity (Deficit)
	Common Stock Class A		Common Stock Class B		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit
(in thousands, except share amounts)	Shares	Amount	Shares	Amount				Total
Balance—December 31, 2016	8,227,764	$8	150,617,244	$151	$86,769	$8,005	$(816,499)	$(721,566)
Transfer of Common Stock Class B to Class A	21,119,429	21	(21,119,429)	(21)	—	—	—	—
Issuance of stock for services rendered	36,018	—	—	—	3,415	—	—	3,415
Stock-based compensation	310,153	1	150,700	—	297,869	—	—	297,870
Exercise of stock options	368,070	—	1,373,984	1	8,675	—	—	8,676
Exercise of warrants	—	—	764,954	1	601	—	—	602
Issuance of stock in connection with acquisitions	238,108	—	—	—	10,475	—	—	10,475
Net loss	—	—	—	—	—	—	(883,994)	(883,994)
Other comprehensive income (loss), net of tax	—	—	—	—	—	(17,929)	—	(17,929)
Balance—December 31, 2017	30,299,542	$30	131,787,453	$132	$407,804	$(9,924)	$(1,700,493)	$(1,302,451)

The accompanying notes are an integral part of these consolidated financial statements.

WeWork Companies Inc.
Consolidated Statements of Changes in Convertible Preferred Stock and Equity
For the year ended December 31, 2016

			WeWork Companies, Inc. Shareholders’ Equity (Deficit)
	Convertible Preferred Stock		Common Stock Class A		Common Stock Class B		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit
(in thousands, except share amounts)	Shares	Amount	Shares	Amount	Shares	Amount				Total
Balance—December 31, 2015	123,142,901	$1,002,388	7,587,640	$8	157,626,552	$158	$50,087	$(1,458)	$(386,809)	$(338,014)
Issuance of Series F Preferred Stock and Associated Warrants	13,759,327	675,913	—	—	—	—	3,988	—	—	3,988
Issuance of common stock for services rendered	—	—	44,665	—	—	—	1,594	—	—	1,594
Stock-based compensation	—	—	568,777	—	1,155,718	1	23,201	—	—	23,202
Exercise of stock options	—	—	3,830	—	233,644	—	370	—	—	370
Common share repurchase and retirement	—	—	—	—	(8,398,670)	(8)	6,382	—	—	6,374
Issuance of common stock for equity method investment	—	—	22,852	—	—	—	1,147	—	—	1,147
Net loss	—	—	—	—	—	—	—	—	(429,690)	(429,690)
Other comprehensive income (loss), net of tax	—	—	—	—	—	—	—	9,463	—	9,463
Balance—December 31, 2016	136,902,228	$1,678,301	8,227,764	$8	150,617,244	$151	$86,769	$8,005	$(816,499)	$(721,566)

The accompanying notes are an integral part of these consolidated financial statements.

WeWork Companies Inc.
Consolidated Statements of Cash Flows

	Year Ended December 31,
(in thousands)	2017	2016
Cash Flows from Operating Activities:
Net loss	$(933,494)	$(429,690)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	162,892	88,952
Impairment on property and equipment	6,797	—
Stock-based compensation expense	295,362	22,660
Noncash interest expense	3,673	2,436
Issuance of common stock for services rendered	7,327	1,594
Provision for allowance for doubtful accounts	4,546	2,317
(Income) loss from equity method and other investments	30,900	359
Foreign currency (gain) loss	(29,419)	23,415
Changes in operating assets and liabilities:
Accounts receivable	(22,052)	(13,877)
Lease incentives receivable	(64,948)	46,234
Deferred lease acquisition costs	(18,258)	(7,630)
Other assets	(88,467)	(29,534)
Accounts payable and accrued expenses	96,360	12,862
Deferred rent	752,063	451,344
Deferred revenue	35,348	5,505
Other liabilities	13,391	(42)
Deferred income taxes	(8,029)	—
Net cash provided by operating activities	243,992	176,905
Cash Flows from Investing Activities:
Purchases of property and equipment	(1,023,953)	(776,074)
Capitalized software	(8,393)	(2,317)
Change in security deposits with landlords	(67,124)	(9,578)
Change in restricted cash	(76,666)	(31,198)
Proceeds from sale of equity method investments	12,800	—
Purchases of and contributions to investments	(56,483)	(19,703)
Loans to employees and related parties	9,796	(10,273)
Cash used for acquisitions	(243,410)	(580)
Net cash used in investing activities	(1,453,433)	(849,723)
Cash Flows from Financing Activities:
Principal payments for property and equipment acquired under capital leases	(1,350)	(1,116)
Debt issuance costs	(3,568)	(1,306)
Loans payable to related parties	26,088	—
Proceeds from sale of Series F Preferred Stock and associated warrants	—	679,901
Proceeds from sale of Series G Preferred Stock	1,697,761	—
Proceeds from exercise of stock options and warrants	8,939	1,228
Proceeds from issuance of noncontrolling interests	900,003	—
Change in members’ service retainers	96,442	49,201
Net cash provided by financing activities	2,724,315	727,908
Effects of exchange rate changes on cash and cash equivalents	(666)	(2,261)
Net Increase in Cash and Cash Equivalents	1,514,208	52,829
Cash and Cash Equivalents—Beginning of year	506,597	453,768
Cash and Cash Equivalents—End of year	$2,020,805	$506,597

WeWork Companies Inc.
Consolidated Statements of Cash Flows—(Continued)

	Year Ended December 31,
(in thousands)	2017	2016
Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for interest	$6,685	$4,656
Cash paid during the year for income taxes	11	8
Cash received for tenant improvement allowances	452,090	325,294
Supplemental Disclosure of Noncash Investing Information:
Property and equipment included in accounts payable and accrued expenses	174,747	76,740
Issuance of common and preferred shares for acquisitions	23,367	—
Acquisition consideration holdback included in other liabilities	22,189	—
Issuance of common shares for equity method and other investments	—	1,147
Issuance of shares for goods received capitalized in property and equipment	901	—
Supplemental Disclosure of Noncash Financing Information:
Net loss on issuance of Series G Preferred Stock	16,481	—
Vesting of shares related to early exercise of stock options	210	573
Common share repurchase and retirement	454	6,374

The accompanying notes are an integral part of these consolidated financial statements.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

Note 1.  Organization and business
WeWork Companies Inc. (“WeWork,” or the “Company”) is a global network of workspaces where companies can grow together. We provide our members “Space-as-a-Service” by delivering a furnished and fully-serviced space on a flexible basis, allowing our members to seamlessly grow or decrease their dedicated workspace without requiring many of the formalities that other real estate options demand. We design the elements of our spaces to be highly functional for our members, regardless of their professional or personal background or the nature of their work. Our members can choose among a private office, a dedicated desk, a hot desk or a virtual We Membership with the ability to access available hot desks on a pay-as-you-go basis. We also provide our members with an increasingly broad array of amenities and services for both their businesses and their personal lives.
In 2016 we launched WeLive, a residential shared living space, and in 2017 we launched Powered by We, an on-site office design, development, and/or management solution for enterprise members. We expect to continue identifying other areas of our members’ lives where we can build new products and brand extensions that leverage our strengths, values and lessons learned, and then incubate, launch and scale new product lines to help people make a life, not just a living.
The Company’s operations are headquartered in New York.
All references to “we”, “us”, “our”, “WeWork” and the “Company” are references to WeWork Companies Inc. and its subsidiaries on a consolidated basis.
Note 2.  Summary of significant accounting policies
Basis of Presentation and Principles of Consolidation — The accompanying consolidated financial statements and notes to the consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of the Company, its majority‑owned subsidiaries, and variable interest entities (“VIEs”) for which the Company is the primary beneficiary. All intercompany accounts and transactions have been eliminated in consolidation.
The Company is required to consolidate entities deemed to be VIEs in which the Company is the primary beneficiary. The Company is considered to be the primary beneficiary of a VIE when the Company has (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses or receive benefits that could potentially be significant to the VIE.
The Company’s interests in the ChinaCo, JapanCo, and PacificCo entities defined and discussed in Note 5, are the Company’s only consolidated VIEs as of December 31, 2017. The Company had no consolidated VIEs as of December 31, 2016. See Note 9 for discussion of the Company’s non-consolidated VIEs.
A noncontrolling interest in a consolidated subsidiary represents the portion of the equity (net assets) in a subsidiary not attributable, directly or indirectly, to the Company. Noncontrolling interests are presented as a separate component of equity in the consolidated balance sheets and the presentation of net income is modified to present earnings and other comprehensive income attributed to controlling and noncontrolling interests. The Company's noncontrolling interests represent substantive profit-sharing arrangements and profits and losses are attributed to the controlling and noncontrolling interests using the hypothetical-liquidation-at-book-value method.
The Company's convertible preferred stock and noncontrolling interests that are redeemable upon the occurrence of an event that is not solely within the control of the Company are classified outside of permanent equity. As it is not probable that amounts will become redeemable, no remeasurement is required. The Company will continue to monitor the probability of redemption.
Unaudited Pro Forma Balance Sheet Information — In connection with a qualifying initial public offering, as described in Note 15, (i) all outstanding convertible preferred stock other than the Junior Preferred Stock will

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

automatically convert into shares of Class A common stock, (ii) all shares of Junior Preferred Stock will automatically convert into shares of Class B common stock and (iii) the convertible note (see Note 15) will automatically ultimately convert to Class A common stock. The unaudited pro forma balance sheet information gives effect to the conversion of the convertible preferred stock and convertible note as of December 31, 2017.
Additionally, as described in “Stock-based Compensation” below, we granted restricted stock units (“RSUs”) to employees which included both service-based and performance conditions to vest in the underlying common stock. The performance condition is satisfied on either: (i) a change in control event, such as a sale of all or substantially all of our assets or a merger involving the sale of a majority of the outstanding shares of our voting capital stock, or (ii) the effective date of our registration statement in connection with a qualifying initial public offering. We expect to record stock-based compensation expense related to the vesting of RSUs on the effective date of our initial public offering. Accordingly, the unaudited pro forma balance sheet information at December 31, 2017 gives effect to stock-based compensation expense of approximately $2.8 million associated with these RSUs, for which the portion of the service period had been rendered as of December 31, 2017. This pro forma adjustment related to stock-based compensation expense of approximately $2.8 million has been reflected as an increase to additional paid-in capital and accumulated deficit.
Use of Estimates — The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
Cash and Cash Equivalents — Cash and cash equivalents consist of highly liquid marketable securities with original maturities of three months or less at the time of purchase. Cash equivalents are presented at cost, which approximates fair value.
Restricted Cash — Restricted cash consists primarily of amounts provided to banks to secure letters of credit issued under the Company’s amended and restated credit agreement as required by various leases.
Allowance for Doubtful Accounts — Management determines an allowance that reflects its best estimate of the accounts receivable due from members, related parties, landlords, and others that will not be collected. Management considers many factors in considering its reserve with respect to these accounts receivable, including historical data, experience, creditworthiness, and income trends. Recorded liabilities associated with members’ service retainers are also considered when estimating the allowance for doubtful accounts.
Receivables are written off when deemed uncollectable. Recoveries of receivables previously written off are recorded as a reduction of bad debt expense when received. As of December 31, 2017 and 2016, the Company recorded $1.7 million and $1.2 million, respectively, as an allowance for doubtful accounts.
Lease Incentives Receivable — Lease incentives receivable primarily represent amounts paid by the Company for completed leasehold improvements that are reimbursable pursuant to lease provisions with relevant landlords and receivables for broker commissions earned for negotiating certain of the Company’s leases.
Property and Equipment — Property and equipment are recorded at cost less accumulated depreciation. A variety of costs are incurred in the construction of leasehold improvements including development costs, construction costs, salaries and related costs, and other costs incurred during the period of development. After a determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. The Company capitalizes costs until a project is substantially completed and occupied, or held available for occupancy, and capitalizes only those costs associated with the portions under development. Subsequent expenditures that extend the useful life of an asset are also capitalized. Leasehold improvements are amortized over the lesser of the estimated useful life of the improvements or the remaining term of the lease using the straight‑line method. Furniture and equipment are depreciated over five to seven years also using the straight-line method. Costs associated with repairs and

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

maintenance of property and equipment that do not extend the normal useful life of an asset are expensed as incurred and amounted to $10.7 million and $4.4 million for the years ended December 31, 2017 and 2016, respectively.
Business Combination — We include the financial results of businesses that we acquire from the date of acquisition. We determine the fair value of assets acquired and liabilities assumed based on their estimated fair values as of the respective date of acquisition. The excess purchase price over the fair values of identifiable assets and liabilities is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenue and cash flows, discount rates and selection of comparable companies. Our estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill.
Transaction costs associated with business combinations are expensed as incurred, and are included in general and administrative expenses in our consolidated statements of operations.
Goodwill — Goodwill represents the excess of the purchase price of an acquired business over the fair value of the assets acquired less liabilities assumed in connection with the acquisition. Goodwill is not amortized, but instead is tested for impairment at least annually at each reporting unit level, or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired, and is required to be written down when impaired.
The guidance for goodwill impairment testing begins with an optional qualitative assessment to determine whether it is more likely than not that goodwill is impaired. The Company is not required to perform a quantitative impairment test unless it is determined, based on the results of the qualitative assessment, that it is more likely than not that goodwill is impaired. The quantitative impairment test is prepared at the reporting unit level. In performing the impairment test, management compares the estimated fair values of the applicable reporting units to their aggregate carrying values, including goodwill. If the carrying amounts of a reporting unit including goodwill were to exceed the fair value of the reporting unit, an impairment loss is recognized within our consolidated statements of operations in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit.
The process of evaluating goodwill for impairment requires judgments and assumptions to be made to determine the fair value of the reporting unit, including discounted cash flow calculations, assumptions market participants would make in valuing each reporting unit and the level of the Company’s own share price.
Intangible Assets, net — The Company capitalizes purchased software and computer software development costs for internal use when the amounts have a useful life or contractual term greater than twelve months. Purchased software consists of software products and licenses which are amortized over the lesser of their estimated useful life or the contractual term. Internally developed software costs incurred in the preliminary stages of development are expensed as incurred. Once an application has reached the development stage, internal and external direct costs of the development are capitalized until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of substantially all testing. The Company also capitalizes costs related to specific upgrades and enhancements when it is probable that the expenditure will result in additional functionality. Internal use software is amortized on a straight‑line basis over its estimated useful life, generally three years. Maintenance and training costs are expensed as incurred.
Acquired intangible assets are carried at cost and finite-lived intangible asset are amortized on a straight-line basis over their estimated useful lives. We determine the appropriate useful life of our intangible assets by measuring the expected cash flows of acquired assets. The useful life of the Company's finite-lived intangible assets range from five to ten years.
The Company tests goodwill and indefinite-lived intangible asset balances for impairment annually in the fourth quarter of each year as of October 1, or more frequently if circumstances indicate that the value of goodwill may be

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

impaired. Management has concluded there was no goodwill or indefinite-lived intangible asset impairment during 2017 and 2016. The Company’s fair value significantly exceeds its carrying value as of December 31, 2017.
Impairment of Long‑Lived Assets — Long‑lived assets, including property and equipment, capitalized software, and other finite-lived intangible assets, are evaluated for recoverability whenever events or changes in circumstances indicate that the asset may have been impaired. In evaluating an asset for recoverability, the Company considers the future cash flows expected to result from the continued use of the asset and the eventual disposition of the asset. If the sum of the expected future cash flows, on an undiscounted basis, is less than the carrying amount of the asset, an impairment loss equal to the excess of the carrying amount over the fair value of the asset is recognized. The Company’s management determined that no events or changes in circumstances occurred that indicate the asset carrying values were no longer recoverable and that no impairment charge was necessary for the years ended December 31, 2017 and 2016.
Deferred Financing Costs — Deferred financing costs consist of fees and costs incurred to obtain financing. Such costs are capitalized and amortized as interest expense using the effective interest method, over the term of the related loan. As of December 31, 2017 and 2016, the Company has recorded $6.2 million and $3.8 million, respectively, of deferred financing costs, net of accumulated amortization, in other assets in the accompanying consolidated balance sheets related to the Company’s credit agreement (see Note 19). For the years ended December 31, 2017 and 2016, the Company recognized $1.2 million and $0.8 million, respectively, in interest expense, relating to amortization of the deferred financing costs.
Members’ Service Retainers — Prior to moving into an office, members are generally required to provide the Company with a service retainer as detailed in their membership agreement.  In the event of non-payment of membership or other fees by a member, pursuant to the terms of the membership agreements, the amount of the service retainer may be applied against the member’s unpaid balance.
Leases — The Company leases property for its collaborative workspaces and other locations. At the inception of each lease, management determines its classification as an operating or capital lease. A large majority of the lease agreements contain provisions for rent holidays/free rent, rent escalation, tenant improvement allowances, brokerage commissions received by the Company for negotiating the Company’s leases, and/or contingent rent. For leases that qualify as operating leases, the Company recognizes the associated rent expense on a straight-line basis over the term of the lease beginning on the date of initial possession, which is generally when the Company enters the leased premises and begins to make improvements in preparation for its intended use.
Rent holidays, rent escalation clauses, tenant improvement allowances, and brokerage commissions are factored into the calculation of the deferred rent liability in order to record rent expense on a straight-line basis.
Certain leases provide for contingent rent, determined in whole or in part, based on attainment of certain performance metrics. Once the achievement of the relevant thresholds are deemed to be probable and the contingent rent is estimable, contingent rent is accrued in proportion to the relevant performance during the period. Contingent rent reported in rent expense was $7.7 million and $3.7 million for the years ended December 31, 2017 and 2016, respectively.
All rent expense incurred before a workspace location opens for business is recorded in pre-opening community expenses on the accompanying consolidated statements of operations. Once a location opens for business to its members, the location’s rent expense is included in community operating expenses on the accompanying consolidated statements of operations.
In addition, most leases require payment of real estate taxes, insurance, and certain common area maintenance costs in addition to minimum rent payments. These amounts are also included in community operating expenses or pre-opening community expenses on the accompanying consolidated statement of operations based on the status of the respective workspace location.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

Costs to acquire leases are capitalized and recorded as deferred lease acquisition costs in the accompanying consolidated balance sheets. These amounts are amortized on a straight-line basis over the term of the lease as an increase to depreciation and amortization expense on the accompanying consolidated statements of operations.
For leases that qualify as capital leases, the related assets and lease obligation are initially measured at the lower of estimated fair value or present value of the minimum lease payments. The present value of minimum lease payments is calculated for payments during the lease term using the lower of the Company’s estimated incremental borrowing rate or the rate implicit in the lease, if known. Payments are allocated between a reduction of the lease obligation and interest expense using the interest method. Assets related to capital lease obligations are recorded in property and equipment as capital lease assets. Assets under capital leases are depreciated over the shorter of the estimated useful life or the lease term and the expense is included as a component of depreciation and amortization expense on the accompanying consolidated statements of operations.
Asset Retirement Obligations — Certain lease agreements contain provisions that require the Company to remove leasehold improvements at the end of the lease term. When such an obligation exists, the Company records an asset retirement obligation at the inception of the lease at its estimated fair value. The associated asset retirement costs are capitalized as part of the carrying amount of the leasehold improvements and depreciated over their useful life. The asset retirement obligation is accreted to its estimated future value as interest expense using the effective-interest rate method.
Income Taxes — The Company accounts for income taxes under the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the tax rates are enacted.
The Tax Cuts and Jobs Act (the “Tax Act”) was enacted on December 22, 2017 and introduces significant changes to U.S. income tax law. Effective in 2018, the Tax Act reduces the U.S. corporate statutory tax rate from 35% to 21%, allows for immediate expensing of certain qualified capital property, and eliminates the net operating loss carryback but allows for indefinite net operating loss carryforwards that can reduce up to 80% of taxable income. In addition, the Tax Act imposes a one-time mandatory tax on previously deferred foreign earnings.
Accounting for the income tax effects of the Tax Act requires significant judgments and estimates in the interpretation and calculations of the provisions of the Tax Act. Due to the timing of the enactment and the complexity involved in applying the provisions of the Tax Act, we have made reasonable estimates of the effects and recorded provisional amounts in our financial statements for the year ended December 31, 2017 as permitted under Staff Accounting Bulletin No. 118, (“SAB 118”) Income Tax Accounting Implications of the Tax Cuts and Jobs Act. As we collect and prepare necessary data, and interpret any additional guidance issued by the U.S. Treasury Department, the IRS or other standard-setting bodies, we may make adjustments to the provisional amounts. In addition, our valuation allowance analysis is affected by various aspects of the Tax Act, including the indefinite carryforward of federal net operating losses. Those adjustments may materially impact the provision for income taxes and the effective tax rate in the periods in which the adjustments are made. The accounting for the tax effects of the enactment of the Tax Act will be completed in 2018.
The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest expense and any penalties payable to relevant tax authorities as income tax expense, if applicable. A valuation allowance is provided if, based upon the weight of available evidence, it is more

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

likely than not that some or all of the deferred tax assets will not be realized. The need for and the amount of valuation allowances can change in future periods if operating results and projections change significantly.
Revenue Recognition — The Company provides memberships to individuals and companies that affords these individuals and companies access to office space, use of a shared internet connection, access to certain facilities (kitchen, common areas, etc.), a monthly allowance of conference room hours and prints/copies, and access to the WeWork mobile application. The price of each membership is variable, based on the particular characteristics of the office space occupied by the member, the geographic location of the workspace, and the amount of desk space per office.
Membership revenue consists primarily of fees from members and is recognized monthly, on a ratable basis, over the life of the agreement, as access to office space is provided. All services included in a monthly membership allowance that remain unused at the end of a given month expire. Service revenue consists of additional billings to members for the ancillary services they may access through their memberships, in excess of the monthly allowances included in membership revenue and commissions earned by the Company on various services and benefits provided to our members. Service revenue is recognized on a monthly basis as the services are provided. Other revenue includes income generated from sponsorships and ticket sales from WeWork branded events and is recognized upon the occurrence of the event. Other revenue also includes management and advisory fees earned, design fees earned, and revenue generated from various other consolidated businesses not directly attributable to the operation of the Company’s WeWork and WeLive community product offerings. The Company recognizes revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) services have been provided; (3) the collection of fees is reasonably assured; and (4) the amount of fees to be paid is fixed or determinable.
The Company recognizes revenue from design and development services performed in conjunction with Powered by We contracts using the percentage-of-completion method based primarily on contract cost incurred to date compared to total estimated contract cost. Contracts are generally segmented between types of services, such as design and construction, and accordingly, revenues related to each activity is recognized as those separate services are rendered.  Changes to total estimated contract cost or losses, if any, are recognized in the period in which they are determined. Pre-contract costs are expensed as incurred unless they are expected to be recovered from the client. Revenue recognized in excess of amounts billed is classified as other current assets. Amounts billed to clients in excess of revenue recognized to date are classified as other current liabilities. The Company anticipates that substantially all incurred costs associated with contract work in progress as of December 31, 2017 will be billed and collected in 2018. Revenues recognized in conjunction with Powered by We contracts are included within other revenue on the consolidated statements of operations.
Taxes collected from customers and remitted to governmental authorities are presented on a net basis.
Community Operating Expenses — Community operating expenses are expensed as incurred and relate only to WeWork and WeLive collaborative operating locations that are open for member operations. The primary components of community operating expenses are rent expense, tenancy costs including the Company’s share of real estate and related taxes and common area maintenance charges, personnel and related expenses, stock‑based compensation expense, building operational costs such as utilities, maintenance, and cleaning, insurance costs, office expenses such as telephone, internet, and printing costs, security expenses, credit card processing fees, food and other consumables, and other costs of operating our collaborative workspace communities.
Other Operating Expenses — Other operating expenses are expensed as incurred and relate to costs of operating and providing goods and services by other developed businesses not directly attributable to the operation of the Company’s WeWork and WeLive community product offerings and not related to other early-stage product offerings or business lines. For the year ended December 31, 2017, other operating expenses relate to the operation of Meetup, Inc. and Flatiron School, Inc. for the periods subsequent to their acquisitions as described in Note 6.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

Pre-opening Community Expenses — Pre-opening community expenses are expensed as incurred and consist of expenses incurred before a WeWork collaborative workspace location opens for member operations. The primary components of pre-opening community expenses are rent expense, the Company’s share of real estate and related taxes, common area maintenance charges, utilities, cleaning, personnel and related expenses, and other costs of opening our locations.
Sales and Marketing — Sales and marketing expenses are expensed as incurred and consist primarily of advertising costs, personnel and related expenses and stock-based compensation expense related to our sales, marketing, branding, public affairs, and events teams, member referral fees, and costs associated with strategic marketing events.
Growth and New Market Development — Growth and new market development expenses are expensed as incurred and consist primarily of non-capitalized development, warehousing, and logistics related expenses, non-capitalized personnel and related expenses and stock‑based compensation expense related to our development, design, product, research, and real estate teams, cost of goods sold in connection with the new Powered by We on-site office design and development solutions, expenses incurred pursuing new markets and products, and expenses incurred operating other new incubating product offerings or business lines in the early stages of development not directly related to the operation of our WeWork and WeLive community product offerings.
General and Administrative Expenses — General and administrative expenses are expensed as incurred and consist primarily of personnel and related expenses and stock-based compensation expense related to corporate employees, consulting, legal and other professional services expenses, occupancy costs for our corporate offices, and various other expenses.
Stock‑Based Compensation — Stock‑based compensation expense attributable to equity awards granted to employees is measured at the grant date based on the fair value of the award and is recognized on a straight-line basis over the requisite service period for awards that actually vest, which is generally the period from the grant date to the end of the vesting period. Stock-based awards provided to non-employees are measured and expensed as the services are provided. Unvested stock-based awards provided to non-employees are remeasured each reporting period.
The Company estimates the fair value of stock option awards granted using the Black‑Scholes‑Merton option‑pricing formula (the “Black-Scholes Model”) and a single option award approach. This model requires various significant judgmental assumptions in order to derive a final fair value determination for each type of award, including the expected term, expected volatility, expected dividend yield, risk-free interest rate, and fair value of the Company’s stock on the date of grant. The expected option term for options granted is calculated using the “simplified method”. This election was made based on the lack of sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The simplified method defines the expected term as the average of the contractual term and the vesting period. Estimated volatility is based on similar entities whose stock prices are publicly traded. The Company uses the historical volatilities of similar entities due to the lack of sufficient historical data for the Company’s common stock price. Dividend yields are based on the Company’s history and expected future actions. The risk‑free interest rate is based on the yield curve of a zero‑coupon U.S. Treasury bond on the date the stock option award was granted with a maturity equal to the expected term of the stock option award. All grants of stock options have an exercise price equal to or greater than the fair market value of the Company’s common stock on the date of grant.
Because the Company is privately held and there is no public market for our stock, the fair value of the Company’s equity is approved by the Company’s Board of Directors at the time stock-based awards are granted. In estimating the fair value of stock, the Company uses the assistance of a third-party valuation specialist and considers factors it believes are material to the valuation process, including but not limited to, the price at which recent equity was issued by the Company or transacted between third parties, actual and projected financial results, risks, prospects, economic and market conditions, and estimates of weighted average cost of capital. The Company believes the

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

combination of these factors provides an appropriate estimate of the expected fair value of the Company and reflects the best estimate of the fair value of the Company’s common stock at each grant date.
The Company has elected to recognize forfeitures of stock-based compensation awards as they occur.
Equity Method and Other Investments — The Company accounts for equity investments under the equity method of accounting when the requirements for consolidation are not met, and the Company has significant influence over the operations of the investee. When the requirements for consolidation and significant influence are not met, the Company also uses the equity method of accounting to account for investments in limited partnerships and investments in limited liability companies that maintain specific ownership accounts unless the Company’s interest is so minor that the Company has virtually no influence over partnership operating and financial policies. Equity method investments are initially recorded at cost and subsequently adjusted for the Company’s share of net income or loss and cash contributions and distributions and are included in equity method and other investments in the accompanying consolidated balance sheets. When the requirements for consolidation or equity method accounting are not met, and the equity investments do not have a readily determinable fair value, the equity investments are accounted for at cost, less any impairment.
Equity investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If it is determined that a loss in value of the equity method investment is other than temporary, an impairment loss is measured based on the excess of the carrying amount of an investment over its estimated fair value. Impairment analyses are based on current plans, intended holding periods, and available information at the time the analyses are prepared.
The Company’s investments in convertible notes are designated as available-for-sale securities and recorded at fair value, with net unrealized gains or losses reported as a component of accumulated other comprehensive income (loss). Interest income is accrued and reported within interest income on the consolidated statements of operations.
When the fair value of an available-for-sale security is less than its amortized cost, the security is considered impaired. On a quarterly basis, the Company evaluates its securities for other-than-temporary impairment (“OTTI”). If the Company intends to sell an impaired security, or it is more-likely-than-not that the Company will be required to sell an impaired security before its anticipated recovery, then the Company must recognize an OTTI through a charge to earnings equal to the entire difference between the investment’s amortized cost and its fair value at the measurement date. If the Company does not intend to sell an impaired security and it is not more-likely-than-not that it would be required to sell an impaired security before recovery, the Company must further evaluate the security for impairment due to credit losses. The credit component of OTTI is recognized in earnings and the remaining component is recorded as a component of OCI. Following the recognition of an OTTI through earnings, a new amortized cost basis is established for the security and subsequent recovery in fair value may not be adjusted through current earnings. Subsequent recoveries are amortized into income over the remaining life of the security as an adjustment to yield.
Foreign Currency — The U.S. dollar is the functional currency of the Company’s consolidated and unconsolidated entities operating in the United States. For the Company’s consolidated and unconsolidated entities operating outside of the United States, the Company generally assigns the relevant local currency as the functional currency as the local currency is generally the principal currency of the economic environment in which the foreign entity primarily generates and expends cash. The Company remeasures monetary assets and liabilities that are not denominated in the functional currency at exchange rates in effect at the end of each period. Gains and losses from these remeasurements are recognized in foreign currency gain (loss) on the accompanying consolidated statement of operations. Foreign currency transactions resulted in net gains (losses) of $29.4 million and $(23.2) million, for the years ended December 31, 2017 and 2016, respectively, and relate primarily to intercompany transactions that are not of a long-term investment nature. At each balance sheet reporting date, the Company translates the assets and liabilities of its non-U.S. dollar functional currency entities into U.S. dollars using exchange rates in effect at the end of each period. Revenues and expenses for these entities are translated using rates that approximate those in effect

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

during the period. Gains and losses from these translations are reported within accumulated other comprehensive income (loss) as a component of equity.
Fair Value Measurements — The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Assets measured at fair value every reporting period include investments in cash equivalents and debt securities. Other assets and liabilities are subject to fair value measurements only in certain circumstances, including purchase accounting applied to assets and liabilities acquired in a business combination, impaired cost and equity method investments and long-lived assets that are written down to fair value when they are impaired.
Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value measurements for assets and liabilities that are required to be recorded at fair value, the Company assumes the highest and best use of the asset by market participants in which we would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk. Assets and liabilities are classified using a fair value hierarchy, which prioritizes the inputs used to measure fair value according to three levels, and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:
Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 — Inputs that reflect quoted prices for identical assets or liabilities in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the assets or liabilities, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3 — Unobservable inputs that the Company incorporates in its valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.
The valuation techniques used to measure the fair value of money market funds were derived from quoted market prices for identical instruments in active markets. The estimated fair value of the Company’s investment in convertible notes, included in equity method and other investments in the accompanying consolidated balance sheets as of December 31, 2017, was estimated by discounting future anticipated cash flows using a discount rate which reflects the current interest rate at which a similar note with the same terms and maturities would be made to borrowers with similar credit ratings.
The Company’s assets and liabilities measured at fair value on a recurring basis consisted of the following:

	December 31, 2017
(Amounts in thousands)	Level 1	Level 2	Level 3	Total
Cash equivalents— money market funds and time deposits	$1,100,728	$—	$—	$1,100,728
Other investments— available-for-sale convertible notes	$—	$—	$6,032	$6,032

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

	December 31, 2016
(Amounts in thousands)	Level 1	Level 2	Level 3	Total
Cash equivalents— money market funds and time deposits	$433,770	$—	$—	$433,770
Other investments— available-for-sale convertible notes	$—	$—	$5,372	$5,372

There were no transfers between Level 1 and Level 2 of the fair value hierarchy during the years ended December 31, 2017 and 2016. The table below provides a summary of the changes in investments recorded at fair value and classified as Level 3 as of December 31, 2017:

	Year Ended December 31,
(Amounts in thousands)	2017	2016
Balance at beginning of year	$5,372	$—
Purchases	5,345	5,703
Issuance of forward contract (1)	94,629	—
Redemption of forward contract (1)	(94,629)	—
Fair value adjustment included in income (loss) from equity method and other investments	(6,120)	—
Accrued interest income	217	—
Foreign currency translation gains (losses) included in other comprehensive income	1,218	(331)
Balance at end of year	$6,032	$5,372

(1)	See the Tranche Right discussion in Note 15 for details.
Other than the $(6.1) million of OTTI, there were no unrealized gains or (losses) during the year ended December 31, 2017 relating to level 3 asset held as of December 31, 2017. The Company does not intend to sell its investments in available-for-sale convertible notes and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases.
The estimated fair value of the Company’s accounts receivable, accounts payable, and accrued expenses approximate their carrying values due to their short maturity periods.
Reclassifications — Certain reclassifications have been made to prior years’ financial information to conform to the current year presentation. Changes in presentation were made to provide more detailed information and insight into the Company’s operations and had no impact on total net loss.
Recent accounting pronouncements
In May 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-09, Compensation — Stock Compensation (Topic 718): Scope of Modification Accounting (“ASU 2017-09”). The guidance clarifies the changes to the terms or conditions of a share-based payment awards that require an entity to apply modification accounting in Topic 718. ASU 2017-09 will be applied prospectively to awards modified on or after the adoption date and is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The Company has not yet adopted this guidance.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

In January 2017, the FASB issued ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”) which eliminates the requirement to calculate the implied fair value of goodwill to measure a goodwill impairment charge (previously Step 2 of the goodwill impairment test). Instead, entities will record an impairment charge based on the excess of a reporting unit’s carrying amount over its fair value. ASU 2017-04 will be applied prospectively and is effective for annual and interim impairment tests performed in periods beginning after December 15, 2019 for public business entities and after December 15, 2021 for entities that are not public business entities. Early adoption is permitted for annual and interim goodwill impairment testing dates after January 1, 2017. The Company early adopted ASU 2017-04 on January 1, 2017 for its goodwill impairment testing. The adoption had no impact on the Company’s consolidated financial position, results of operations, or cash flows.
In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business (“ASU 2017-01”). The new guidance is intended to assist entities with evaluating whether a set of transferred assets and activities (set) is a business. The guidance requires an entity to first evaluate whether substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets. If that threshold is met, the set is not a business. The guidance also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in the new revenue recognition guidance. ASU 2017-01 will be applied prospectively to any transactions occurring within the period of adoption. ASU 2017-01 is effective for public business entities for annual periods beginning after December 15, 2017, and interim periods within those years and is effective for all other entities for annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019, with early adoption permitted. The Company early adopted ASU 2017-01 on January 1, 2017. The adoption of ASU 2017-01 had no impact on the Company’s 2017 business combination conclusions and had no impact on our consolidated financial position, results of operations, and cash flows.
In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the Emerging Issues Task Force) (“ASU 2016-18”) which requires entities to show the changes in the total of cash, cash equivalents, and restricted cash in the statement of cash flows. ASU 2016-18 will be applied retrospectively. ASU 2016-18 is effective for public business entities for annual periods beginning after December 15, 2017, and interim periods within those years and is effective for all other entities for annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the impact ASU 2016-18 will have on its consolidated statements of cash flows.
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). The guidance changes how entities will measure credit losses for most financial assets and certain other instruments that are not measured at fair value through net income. The guidance replaces the current ‘incurred loss’ model with an ‘expected loss’ approach. ASU 2016-13 will be applied as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. ASU 2016-13 is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods within those years and is effective for all other entities for annual periods beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021, with early adoption permitted. The Company is currently evaluating the impact ASU 2016-13 will have on its consolidated financial position, results of operations, and cash flows.
In March 2016, the FASB issued ASU No. 2016-09, Compensation - Stock Compensation: Improvements to Employee Share-Based Payment Accounting (Topic 718) (“ASU 2016-09”). The guidance simplifies the accounting for share-based payment award transactions including: income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. The guidance increases the amount an employer can withhold to cover income taxes on awards and still qualify for the exception to liability classification for shares used to satisfy the employer’s statutory income tax withholding obligation. Under the new guidance companies will also have to elect whether to account for forfeitures of share-based payments by (1) recognizing

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

forfeitures of awards as they occur or (2) estimating the number of awards expected to be forfeited and adjusting the estimate when it is likely to change, as is currently required. The election is required to be made at the entity level using a modified retrospective transition method, with a cumulative-effect adjustment to retained earnings. ASU 2016-09 is effective for public business entities for annual periods beginning after December 15, 2016, and interim periods within those years and is effective for all other entities for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018, with early adoption permitted. The Company has early adopted ASU 2016-09 in connection with the issuance of the financial statements for the year ended December 31, 2017 and there was no material impact on the consolidated financial position, results of operations, and cash flows.
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which requires a lessee to recognize a right-of-use asset and lease liability for leases with terms greater than twelve months. Recognition, measurement, and presentation of expenses will depend on classification as a finance lease or operating lease. ASU 2016-02 expands the disclosure requirements with respect to lease arrangements. ASU 2016-02 will be applied using a modified retrospective transition approach. ASU 2016-02 is effective for public business entities for annual periods beginning after December 15, 2018, and interim periods within those years and is effective for all other entities for annual periods beginning after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020, with early adoption permitted. While the Company is currently evaluating the impact ASU 2016-02 will have on its consolidated financial position, results of operations, and cash flows, the expectation is the adoption will have a material impact on the Company’s consolidated balance sheet.
In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”) which changes how entities recognize, measure, present and make disclosures about certain financial assets and financial liabilities. ASU 2016-01 requires equity investments that do not result in consolidation and are not accounted for under the equity method, to be measured at fair value with any changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The standard also simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment. ASU 2016-01 is effective for public business entities for annual periods beginning after December 15, 2017, and interim periods therein. For all other entities, it is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after 15 December 2019. Nonpublic business entities can adopt the standard at the same time as public business entities, and both can early adopt certain provisions. The Company did not elect to early adopt the provisions of this update and is currently evaluating the impact ASU 2016-01 will have on its consolidated financial position, results of operations, and cash flows.
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which was codified primarily as Accounting Standards Codification No. 606 (“ASC 606”). ASC 606 supersedes existing revenue recognition guidance and clarifies the principles for recognizing revenue. The core principle of ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Since issuance in May 2014, the FASB has issued several amendments to ASC 606 including implementation guidance which clarifies principal versus agent considerations in reporting revenue gross versus net, clarification of the identification and treatment for performance obligations and guidance on collectability, noncash consideration and various other accounting and presentation matters. ASC 606, as amended, is effective for public business entities for annual periods beginning after December 15, 2017, and interim periods within those years and is effective for all other entities for annual periods beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019, with early adoption permitted. ASC 606 should be applied either retrospectively to each prior reporting period presented or modified retrospectively with the cumulative effect of initially applying ASC 606 recognized at the date of initial application. The Company is currently evaluating the impact ASC 606 will have on its consolidated financial position, results of operations, and cash flows.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

Note 3.  Other current assets
Other current assets consists of the following:

	December 31,
(Amounts in thousands)	2017	2016
Net receivable for value added tax (“VAT”)	$33,230	$12,330
Deposits on property and equipment	53,337	500
Acquisition deposits	77,800	—
Prepaid rent expense	46,400	17,240
Prepaid real estate taxes	6,695	4,404
Prepaid common area maintenance charges	4,587	1,515
Prepaid member referral fees	9,086	1,287
Prepaid software	3,253	2,208
Other prepaid expenses and other current assets	17,342	6,482
Other current assets	$251,730	$45,966

In November 2017, the Company entered into an agreement for the acquisition of a commercial real estate portfolio located in London, United Kingdom (“DSQ”) for an estimated purchase price of approximately $782.6 million (£580.0 million). The Company is currently a tenant in a portion of this portfolio. During 2017, the Company funded approximately $77.8 million (£58.0 million) for a non-refundable deposit relating to this purchase agreement which is included within other current assets on the accompanying consolidated balance sheets as of December 31, 2017. Subsequent to December 31, 2017, the Company entered into a joint venture established to own, operate and manage the DSQ real estate portfolio upon the closing of the acquisition. See Note 22 for additional details regarding the subsequent event.
Note 4.  Property and equipment, net
Property and equipment, net, consists of the following:

	December 31,
(Amounts in thousands)	2017	2016
Leasehold improvements	$1,908,673	$1,076,698
Capital lease assets	43,710	43,754
Equipment	170,469	113,361
Furniture	225,453	130,211
Construction in progress	280,851	221,461
Property and equipment	2,629,156	1,585,485
Less: accumulated depreciation	(292,064)	(133,588)
Property and equipment, net	$2,337,092	$1,451,897

Depreciation expense for the years ended December 31, 2017 and 2016 was $156.6 million and $86.4 million, respectively.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

Note 5.  Noncontrolling interests
During 2017, a consolidated subsidiary of the Company (“ChinaCo”) entered into an agreement with investors for the sale of $500 million of newly issued Series A Preferred Shares at a price of $10.00 per share and a liquidation preference of $10.00 per share. As of December 31, 2017, all shares had been issued for proceeds of $500 million which are reflected as noncontrolling interests on the accompanying consolidated balance sheets. Pursuant to the terms of the agreement, as long as the new investors remain shareholders of ChinaCo, ChinaCo will be the exclusive operator of the Company’s businesses in the “Greater China” territory, defined in the agreement to include China, Hong Kong, Taiwan and Macau. After June 30, 2022, the Company may elect to purchase, at fair value, all ChinaCo shares held, other than any interests issued in connection with an equity incentive plan. The Company may elect to pay the buyout consideration in either cash, WeWork shares, or a combination thereof.
During 2017, a consolidated subsidiary of the Company (“JapanCo”) entered into an agreement with investors for the sale of a 50% membership interest in JapanCo for an aggregate contribution of $500 million which will be funded over a period of time. As of December 31, 2017, JapanCo had received contributions totaling $200 million which are reflected as noncontrolling interests on the accompanying consolidated balance sheets. Pursuant to the terms of the agreement an additional $100 million will be contributed each year in July 2018, 2019, and 2020 and as long as the new investors remain shareholders of JapanCo, JapanCo will be the exclusive operator of the Company’s WeWork branded co-working businesses in Japan. After July 13, 2024 and in the event of default on the contributions to be made, the Company may elect to purchase, at fair value, all JapanCo membership interests held, other than any interests issued in connection with an equity incentive plan. The Company may elect to pay the buyout consideration in either cash, WeWork shares, or a combination thereof.
During 2017, a consolidated subsidiary of the Company (“PacificCo”) entered into an agreement with investors for the sale of $500 million of newly issued Series A Preferred Shares at a price of $10.00 per share and a liquidation preference of $10.00 per share on terms and subject to conditions substantially identical to the terms and conditions of the ChinaCo transaction described above. The initial closing occurred on October 30, 2017 and all of the PacificCo Series A-1 Preferred Shares were issued at the initial closing, however at the initial closing the Company received contributions totaling $200 million and pursuant to the terms of the agreement an additional $100 million will be contributed each year in October 2018, 2019, and 2020. The Series A-1 Preferred Shares issued by PacificCo and the contributions receivable as of December 31, 2017 are reflected as noncontrolling interests on the accompanying consolidated balance sheets. As long as the new investors remain shareholders of PacificCo, PacificCo will be the exclusive operator of the Company’s businesses in selected markets in Asia other than those included in the Greater China and Japan territories described above, including but not limited to Singapore, Korea, the Philippines, Malaysia, Thailand, Vietnam and Indonesia. After June 30, 2024, the Company may elect to purchase, at fair value, all PacificCo shares held, other than any interests issued in connection with an equity incentive plan. The Company may elect to pay the buyout consideration in either cash, WeWork shares, or a combination thereof.
The Company’s interests in ChinaCo, JapanCo, and PacificCo represent variable interests in a VIE. The Company is considered to be the primary beneficiary as we have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and the right to receive benefits that could potentially be significant to the VIEs. As a result, these entities remain consolidated subsidiaries of the Company and the interests owned by the other investors and the net income or loss and comprehensive income or loss attributable to the other investors are reflected as noncontrolling interests on our consolidated balance sheets, consolidated statements of operations, and consolidated statements of comprehensive loss, respectively.
Note 6.  Acquisitions
In December 2017, the Company completed a merger to acquire 100% of the equity of Meetup, Inc. (“Meetup”) for total cash consideration of approximately $156.0 million. At closing, $15.0 million of the acquisition proceeds were held back and $7.5 million is included in other current liabilities and $7.5 million is included in other liabilities, on

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

the accompanying consolidated balance sheets as of December 31, 2017. Meetup was founded in 2002 and is a web based platform that brings people together for face to face interactions, called Meetups, in thousands of cities around the world. WeWork and Meetup will use technology to foster greater community and to create new and innovative ways of bringing people together.
In October 2017, the Company completed a merger to acquire 100% of the equity of Flatiron School, Inc. (“Flatiron”) for total consideration of approximately $28.0 million. The total consideration included $15.0 million in cash, $4.0 million in Class A common stock and $9.0 million in Series G Preferred Stock. At closing, $2.1 million of the cash, $0.6 million of the common stock, and $1.3 million of the preferred stock acquisition proceeds were held back. The cash holdback is included in other current liabilities and the equity holdback is included as a component of additional paid-in capital on the accompanying consolidated balance sheet as of December 31, 2017. Flatiron was founded in 2012 and is based in New York, NY. Flatiron provides web development and iOS immersive courses in New York as well as online courses, corporate trainings, and pre-college programs. Through this acquisition, WeWork will now offer in-person and online courses through new models and channels as a way for members and employees to expand their knowledge and skill set. In addition, this synergy will allow WeWork members access to not only an educational platform, but also access to knowledgeable and highly skilled coders.
During 2017, the Company acquired 100% of the equity of three other businesses, in various lines of business, for total consideration of approximately $33.9 million.  The total consideration included $23.2 million in cash, $3.9 million in Class A common stock, and $6.8 million in Series G Preferred Stock. At closing, $5.0 million of the cash and $2.3 million of the equity acquisition proceeds were held back and are included in other current liabilities and additional paid-in capital, respectively, on the accompanying consolidated balance sheets as of December 31, 2017.
All 2017 acquisitions were accounted for as business combinations and the total consideration was allocated to the identifiable assets acquired and liabilities assumed based on their fair values (using primarily Level 3 inputs) as of the closing date of each acquisition, with amounts exceeding the net fair value recognized as goodwill. The goodwill is non-tax deductible and primarily attributable to expected synergies from the integration of the operations of the acquired companies and WeWork. The Company incurred a total of $1.6 million in transaction costs in connection with the 2017 acquisitions.
The preliminary allocation of the total purchase consideration for all 2017 acquisitions is estimated as follows:

(Amounts in thousands)	Total - All 2017 Acquisitions
Cash and cash equivalents	$6,504
Property and equipment	2,347
Capitalized software	24,823
Goodwill	150,330
Finite-lived intangible assets	26,273
Indefinite-lived intangible assets	26,370
Deferred tax liabilities	(12,498)
Other assets acquired and liabilities assumed, net	(6,155)
Total consideration	$217,994

These business combinations were not material to our consolidated financial statements, either individually or in the aggregate. Accordingly, proforma results of operations related to these business acquisitions during the year ended December 31, 2017 have not been presented.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

Note 7.  Goodwill
Goodwill includes the following activity during the years ended December 31, 2017 and 2016:

	December 31,
(Amounts in thousands)	2017	2016
Balance at beginning of year	$5,317	$4,747
Goodwill acquired	150,330	570
Effect of foreign currency exchange rate changes	470	—
Balance at end of year	$156,117	$5,317

Note 8.  Intangible assets, net
Intangible assets, net consist of the following:

		December 31, 2017
(Amounts in thousands)	Weighted-Average Remaining Useful Lives (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Capitalized software	2.7	$41,782	$(9,800)	$31,982
Other finite-lived intangible assets - customer relationships and other	9.8	26,273	(106)	26,167
Indefinite-lived intangible assets - trademarks		26,370	—	26,370
Total intangible assets, net		$94,425	$(9,906)	$84,519

	December 31, 2016
(Amounts in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Capitalized software	$8,429	$(4,517)	$3,912
Total intangible assets, net	$8,429	$(4,517)	$3,912

Amortization expense of finite-lived intangible assets for the year ended December 31, 2017 and 2016 was $5.6 million and $2.1 million, respectively.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

Amortization expense related to finite-lived intangible assets as of December 31, 2017 is expected to be as follows:

(Amounts in thousands)	Total
2018	$14,768
2019	13,894
2020	10,235
2021	2,689
2022	2,689
2023 and beyond	12,724
Total (1)	$56,999

(1)	Excludes capitalized software amounts under development and not yet in service.
Note 9.  Equity method and other investments
The Company’s investments as of December 31, 2017 and 2016 are as follows:

(Amounts in thousands)		Percentage	December 31,
Investee	Investment Type	Ownership	2017	2016
WW Journal Square (1)	Equity method investment	50%	$—	$6,473
26 Journal Square (2)	Equity method investment	50	—	4,997
210 North Green (3)	Equity method investment	5	697	696
Real Estate Fund (4)	Equity method investment	5	7,759	—
The Wing (5)	Equity method investment	25	38,000	—
Other Strategic Investment (6)	Equity method investment / Investment in convertible notes	42	—	13,539
Creator Awards (7)	Cost method investment	N/A	1,909	—
Other Cost Method Investments and Financial Assets	Cost method investment	Various	2,820	—
IndiaCo (8)	Investment in convertible notes	N/A	5,928	—
Other	Investment in convertible notes	N/A	104	—
Total investments			$57,217	$25,705

(1)
As of December 31, 2016 the Company held an investment in a 50% owned venture to develop a condominium complex in Jersey City, New Jersey. During the year ended December 31, 2017 the Company received $7.4 million for a full redemption of this investment and recorded a gain of $0.8 million, included in income (loss) from equity method and other investments on the accompanying consolidated statements of operations. Prior to the sale of this investment it was an unconsolidated VIE.

(2)
As of December 31, 2016 the Company held an investment in a 50% owned venture to own and manage 26 Journal Square in Jersey City, New Jersey. During the year ended December 31, 2017 the Company received $5.4 million for a full redemption of this investment and recorded a gain of $0.4 million, included in income (loss) from equity method and other investments on the accompanying consolidated statements of operations. Prior to the sale of this investment it was an unconsolidated VIE.

(3)	5% investment in the landlord’s entity at the Company’s leased location at 210 North Green in Chicago, Illinois.

(4)
During 2017, the Company subscribed for a total of $27.0 million in capital commitments to a new real estate investment fund (the “Real Estate Fund”), including its commitments as a 50% owner of the entity that is the general partner of the Real Estate Fund and its commitments as a limited partner of the Real Estate Fund. The Real Estate Fund expects to invest primarily in real estate with current or expected vacancy that would be suitable for, and that would benefit from, WeWork occupancy as well as potential investments in properties at which or near where WeWork is already a tenant.

(5)
In November 2017, the Company acquired a 25% interest in Refresh Club, Inc. (“The Wing”) for $38.0 million. The Wing is a network of co-working and community spaces for women and its mission is to create space for women to advance their pursuits and build community together.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

(6)
In April 2016, the Company acquired approximately 42% equity interest in a company (“Other Strategic Investment”), for $7.4 million of cash and 22,852 shares of the Company’s Class A Common Stock valued at the date of investment at approximately $1.1 million. In May 2016, the Company invested an additional $5.3 million into this Other Strategic Investment as consideration for a promissory note that is convertible into common shares of this company. Interest accrues at the greater of LIBOR plus 2% or a variable rate consisting of 0.2% of the profits of this Other Strategic Investment as defined in the agreement. The Company accounted for its 42% equity investment using the equity method of accounting and reports its share of the investment’s earnings. During 2017, the Company determined that the equity method investment was impaired and the investment in convertible notes was not likely to be recovered and had suffered an OTTI due to the deteriorated credit of the investee. As a result, the Company recorded an impairment charge on its equity method investment of $(8.9) million and $(6.1) million on the promissory note during the year ended December 31, 2017, included in income (loss) from equity method and other investments in the consolidated statement of operations.

(7)
In connection with the WeWork Creator Awards program, the Company has invested in certain of the Creator Award winners and certain other companies primarily through a Simple Agreement for Future Equity (“SAFE”). The SAFE investments will convert into equity issued in the subject entity’s next equity financing round, typically, at either the issue price or a discount to the issue price. The SAFE is also senior to any equity claims upon a change of control and/or dissolution prior to the conversion of the security. Upon a liquidity event (change in control or initial public offering), the Company, at its option, would receive either (i) cash equal to the initial purchase amount; or (ii) shares equal to the purchase amount divided by the fair market value of common stock at the time of liquidity event. Upon a dissolution event, the Company is entitled to cash equal to the original purchase amount. As the Company does not have significant influence over these investees and they do not have a readily determinable fair value they are recorded as an asset at cost, subject to impairment. During the year ended December 31, 2017, the Company recorded $(0.7) million of impairment charges relating to these investments, which are reflected in income (loss) from equity method and other investments on the accompanying consolidated statements of operations.

(8)
In November 2016, the Company entered into an agreement with WeWork India Services Private Limited (“IndiaCo”), an affiliate of Embassy Property Developments Private Limited (“Embassy”), to subscribe for convertible debentures to be issued by IndiaCo in an aggregate principal amount of INR 337,500,000. The Company fully funded this investment in April 2017. The debentures will earn interest at a coupon rate of 6% per annum and have a maximum term of twenty years. The Company also has a buy-out option that it may exercise to purchase Embassy’s equity shares in IndiaCo, at fair value, after June 30, 2021 or earlier upon the occurrence of certain triggering events. The debentures are convertible into equity shares of IndiaCo upon certain trigger events which include: (i) changes in control, and (ii) defaults in regards to certain agreed upon provisions. IndiaCo will construct and operate workspace locations in India using WeWork’s branding, advice, and sales model. Per the terms of the agreement, the Company will receive an advisory fee from IndiaCo based on an agreed upon profit allocation. The Company earned $0.5 million and none in advisory fee income from IndiaCo during the years ended December 31, 2017 and 2016, respectively. The advisory fee income is included within other revenue in the accompanying consolidated statements of operations. The Company’s interests in IndiaCo represent variable interests in a VIE; however, the Company is not the primary beneficiary.

As of December 31, 2017, the Company’s investments in 210 North Green, the Real Estate Fund, The Wing, Other Strategic Investments, and IndiaCo are unconsolidated VIEs. In all cases, the Company is not the primary beneficiary as the Company does not have the power to direct the activities of the entity that most significantly impact the entity’s economic performance. None of the debt held by our investments is recourse to us. Our maximum loss is limited to the amount of our net investment in these VIEs and any unfunded commitments as discussed below.
During the years ended December 31, 2017 and 2016, the Company recorded approximately $(30.9) million and $(0.4) million, respectively, for its share of income (loss) related to its equity method and other investments included in income (loss) from equity method and other investments in the consolidated statement of operations. The loss recorded during the year ended December 31, 2017, included a $(16.4) million net loss on the Tranche Right forward option and the sale of Series G Preferred Stock described in Note 15.
The Company contributed a total of $56.5 million and $20.9 million to its investments and received distributions on redemption of its investments totaling $12.8 million and none during the years ended December 31, 2017 and 2016, respectively. As of December 31, 2017 the Company had a total of $19.5 million in unfunded capital commits to its investments; however, if requested, the Company may elect to contribute additional amounts in the future.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

Note 10.  Community operating expenses
Community operating expenses relate to locations that are open for member operations. The components of community operating expenses are as follows:

	Year Ended December 31,
(Amounts in thousands)	2017	2016
Lease costs:
Rent expense (see Note 12)	$458,521	$241,588
Tenancy costs	76,194	41,880
Total lease costs	534,715	283,468

Employee compensation and benefits (excluding stock-based compensation)	102,801	61,409
Stock-based compensation	18,718	2,032
Other community operating expenses	158,548	86,258
Total community operating expenses	$814,782	$433,167

Note 11.  Pre-opening community expenses
Pre-opening community expenses consist of expenses incurred before a location opens for member operations. The components of pre-opening community expenses are as follows:

	Year Ended December 31,
(Amounts in thousands)	2017	2016
Rent expense (see Note 12)	$112,851	$103,613
Tenancy Costs	11,684	5,357
Other Pre-opening expenses	6,789	6,779
Total pre-opening community expenses	$131,324	$115,749

Note 12.  Rent expense
Rent expense incurred before a location opens for member operations is recorded in pre-opening community expenses on the accompanying consolidated statements of operations. Once a location opens for member operations, rent expense is included in community operating expenses on the accompanying consolidated statement of operations. Rent expense for operating locations for Flatiron is included in other operating expenses on the accompanying consolidated statement of operations. Rent expense for the Company’s corporate offices is included in general and administrative expenses on the accompanying consolidated statements of operations.
A large majority of the Company’s lease agreements contain provisions for rent holidays/free rent, rent escalation, tenant improvement allowances, brokerage commissions received by the Company for negotiating the Company’s leases, and/or contingent rent. For leases that qualify as operating leases, the Company recognizes the associated rent expense on a straight-line basis over the term of the lease beginning on the date of initial possession, which is generally when the Company enters the leased premises and begins to make improvements in preparation for its intended use.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

Rent contractually paid or payable for each period presented below represents cash payments for base and contingent rent payable under the Company’s lease agreements, recorded on an accrual basis of accounting, regardless of the timing of when such amounts were actually paid.
The non-cash adjustment to record rent holidays and rent escalation clauses on a straight-line basis over the term of the lease beginning on the date of initial possession is presented as “adjustments for impact of straight-lining of rent” below.
The Company expends cash for leasehold improvements and to build out and equip its leased locations. Generally, a portion of the cost of leasehold improvements is reimbursed to us by our landlords as a tenant improvement allowance. The Company may also receive a broker commission for negotiating certain of the Company’s leases. When contractually due to us, these amounts are recorded as deferred rent on the consolidated balance sheets and are amortized on a straight-line basis over the lease term as a credit to rent expense. The amortization of cash received for tenant improvement allowances and broker commissions is presented as “amortization of lease incentives” below.
The Company’s rent expense is comprised of the following:

	Year Ended December 31, 2017
	Reported in:
(Amounts in thousands)	Community Operating Expenses	Pre-opening Community Expenses	Other Operating Expenses	General and Administrative Expenses	Total
Rent contractually paid or payable	$347,305	$6,973	$317	$4,409	$359,004
Adjustments for impact of straight-lining of rent	162,313	108,285	—	2,329	272,927
Amortization of lease incentives	(51,097)	(2,407)	—	(360)	(53,864)
Total rent expense	$458,521	$112,851	$317	$6,378	$578,067

	Year Ended December 31, 2016
	Reported in:
(Amounts in thousands)	Community Operating Expenses	Pre-opening Community Expenses	Other Operating Expenses	General and Administrative Expenses	Total
Rent contractually paid or payable	$171,330	$10,822	$—	$2,355	$184,507
Adjustments for impact of straight-lining of rent	92,723	94,526	—	1,497	188,746
Amortization of lease incentives	(22,465)	(1,735)	—	(276)	(24,476)
Total rent expense	$241,588	$103,613	$—	$3,576	$348,777

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

Note 13.  Sales and marketing
The components of sales and marketing expenses are as follows:

	Year Ended December 31,
(Amounts in thousands)	2017	2016
Employee compensation and benefits (excluding stock-based compensation)	$38,920	$14,048
Stock-based compensation	4,244	775
Advertising	40,945	14,786
WeWork Creator Awards	16,083	—
Other strategic marketing events	12,225	5,711
Member referral fees	15,957	5,441
Other	15,050	2,667
Total sales and marketing expenses	$143,424	$43,428

Strategic marketing events such as our 2017 WeWork Creator Awards program and our annual Summer Camp gathering are a critical means through which we express our key values - inspiration, entrepreneurship, authenticity, tenacity, gratitude and togetherness and represent an investment in the continued expansion of our global community of creators.
Note 14.  Income taxes
U.S. Income Tax Reform
The Tax Act was enacted on December 22, 2017 and introduces significant changes to U.S. income tax law. Effective in 2018, the Tax Act reduces the U.S. corporate statutory tax rate from 35% to 21%, allows for immediate expensing of certain qualified capital property, and eliminates the net operating loss carryback but allows for indefinite net operating loss carryforwards that can reduce up to 80% of taxable income. In addition, the Tax Act imposes a one-time mandatory tax on previously deferred foreign earnings.
Accounting for the income tax effects of the Tax Act requires significant judgments and estimates in the interpretation and calculations of the provisions of the Tax Act. Due to the timing of the enactment and the complexity involved in applying the provisions of the Tax Act, we have made reasonable estimates of the effects and recorded provisional amounts in our financial statements for the year ended December 31, 2017 as permitted under SAB 118. As we collect and prepare necessary data, and interpret any additional guidance issued by the U.S. Treasury Department, the IRS or other standard-setting bodies, we may make adjustments to the provisional amounts. In addition, our valuation allowance analysis is affected by various aspects of the Tax Act, including the indefinite carryforward of federal net operating losses. Those adjustments may materially impact the provision for income taxes and the effective tax rate in the periods in which the adjustments are made. The accounting for the tax effects of the enactment of the Tax Act will be completed in 2018.
The changes to existing U.S. tax laws as a result of the Tax Act which have the most significant impact on the company’s provision for income taxes as of December 31, 2017 are as follows:
Reduction of U.S. Federal Corporate Tax Rate
The Tax Act reduces the U.S. corporate statutory tax rate from 35% to 21% for years after 2017. Accordingly, we have remeasured our deferred taxes as of December 31, 2017 to reflect the reduced rate that will apply in future periods when these deferred taxes are settled or realized. The remeasurement of the Company’s deferred taxes

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

resulted in a deferred tax provision of $149.1 million offset by an equal release of the Company’s valuation allowance, resulting in no net impact. We recognized a deferred tax benefit of $3.2 million to reflect the remeasurement of the Company’s indefinite lived deferred tax liability related to trademarks acquired in the current year. Although the tax rate reduction is known, we have not collected the necessary data to complete our analysis of the effect of the Tax Act on the underlying deferred taxes and as such, the amounts recorded as of December 31, 2017 are provisional.
Valuation Allowance
The Tax Act reduces the maximum deduction for net operating loss (“NOL”) carryforwards arising in tax years beginning after 2017 to 80% of taxable income, repeals the federal NOL carryback, and allows NOLs generated in tax years beginning after December 31, 2017 to be carried forward indefinitely. The indefinite carryforward of NOLs allows for the future reversal of indefinite lived taxable temporary differences to be used as a source of income against the future reversal of deductible temporary differences recorded as of December 31, 2017. As such, the Company released a portion of its valuation allowance and recognized an additional deferred tax benefit of $3.8 million.
The deferred tax benefit recognized in 2017 related to the Tax Act was $7.0 million. As we complete our analysis of the Tax Act and incorporate additional guidance that may be issued by the U.S. Treasury Department, the IRS or other standard-setting bodies, we may identify additional effects not reflected as of December 31, 2017.
Deemed Repatriation Transition Tax
The Tax Act subjects previously untaxed accumulated and current earnings and profits of certain of the Company’s foreign subsidiaries to a one-time deemed repatriation transition tax (“transition tax”). The Company’s foreign subsidiary has a significant earnings and profits deficit; therefore, the Company is not subject to the one-time transition tax.
The components of pre-tax loss are as follows:

	Year Ended December 31,
(Amounts in thousands)	2017	2016
Domestic	$(737,941)	$(331,657)
Foreign	(201,280)	(98,017)
Total pre-tax income loss	$(939,221)	$(429,674)

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

The Company’s provision (benefit) for income taxes is as follows:

	Year Ended December 31,
(Amounts in thousands)	2017	2016
Current tax expense (benefit):
Federal	$—	$—
State and local	—	—
Foreign	2,302	16
Total current tax expense	2,302	16

Deferred tax expense (benefit):
Federal	(6,834)	—
State and local	(1,097)	—
Foreign	(98)	—
Total deferred tax expense (benefit)	(8,029)	—
Income tax expense (benefit)	$(5,727)	$16

The Company’s effective income tax rate differed from the U.S. Federal statutory rate of 35% primarily because of the following:

	Year Ended December 31,
(Amounts in thousands)	2017	2016
Income tax expense at the U.S. Federal tax rate (35%)	$(328,728)	$(150,386)
State income taxes, exclusive of valuation allowance	(237)	—
Effects of foreign operations	23,524	19,944
Stock-based compensation	82,752	4,734
Other, net	(5,485)	2,760
Effect of U.S. tax law changes	149,096	—
Valuation allowance	73,351	122,964
Provision for income taxes	$(5,727)	$16

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

Deferred income taxes reflect the effect of temporary differences between the carrying amounts of assets and liabilities recognized for financial reporting purposes and the amounts recognized for tax purposes. The tax effects of the temporary differences were as follows:

	December 31,
(Amounts in thousands)	2017	2016
Deferred tax assets:
Deferred rent	$419,864	$332,140
Accrued expenses	1,066	3,523
Deferred stock-based compensation	10,356	9,220
Deferred financing obligation	27,164	34,317
Unrealized gain (loss) on foreign exchange	—	8,633
Net operating loss	230,750	109,173
Other	3,036	836
Total deferred tax assets	692,236	497,842

Deferred tax liabilities:
Property and equipment	(271,003)	(241,049)
Finite-lived intangibles	(14,839)	—
Indefinite-lived intangibles	(8,205)	—
Unrealized gain (loss) on foreign exchange	(925)	—
Other	(273)	—
Valuation allowance	(401,460)	(256,793)
Net deferred tax liability	$(4,469)	$—

The Company records a valuation allowance in jurisdictions where it is more likely than not that deferred tax assets will not be realized. The Company’s three year cumulative loss in its operations led to a full valuation allowance against the Company’s U.S. and foreign net deferred tax assets at December 31, 2016. The Company maintains a full valuation allowance in all jurisdictions except the United States and Israel, where the Company recorded a net deferred tax liability for indefinite lived intangibles related to trademarks acquired in the current year. The Company released $3.8 million of U.S. valuation allowance due to changes to U.S. tax law under the Tax Act, and $0.9 million due to net taxable temporary differences identified in U.S. acquisitions.
As of December 31, 2017 the Company had federal and state income tax net operating loss carryforwards of $643.0 million and $416.4 million, respectively, which will begin to expire starting in 2034 if not utilized. As of December 31, 2017, the Company had foreign net operating loss carryforwards of $177.2 million (with various expiration dates), of which approximately $105.5 million have indefinite carryforward periods.
Certain of these federal, state and foreign net operating loss carryforwards may be subject to Internal Revenue Code Section 382 or similar provisions, which impose limitations on their utilization amounts.
The Company has not recorded deferred income taxes applicable to undistributed earnings of its foreign subsidiary that are indefinitely reinvested in foreign operations. Any undistributed earnings will be used to fund international operations and to make investments outside of the United States. Withholding taxes may be payable on future distributions.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

The Company went through an analysis of its various tax positions and did not identify any material uncertain tax positions for the years ended December 31, 2017 and 2016.
The Company files income tax returns in U.S. federal, U.S. state and foreign jurisdictions. All tax years remain open to examination by the taxing authorities.
Note 15.  Convertible preferred stock
As of December 31, 2017 and 2016, the Company had outstanding the following series of convertible preferred stock, each par value $0.001 per share:

(Amounts in thousands, except per share amounts)			December 31, 2017			December 31, 2016
	Conversion Price per Share	Liquidation Preference	Shares Authorized	Shares Issued and Outstanding	Carrying Amount	Shares Issued and Outstanding	Carrying Amount
Series A	$0.46	$17,500	38,393	38,393	$17,350	38,393	$17,350
Series B	1.85	41,039	22,165	22,165	40,995	22,165	40,995
Series C	5.36	152,227	29,189	28,404	154,699	28,070	154,699
Series D-1	16.65	198,800	11,939	11,939	198,541	11,939	198,541
Series D-2	16.65	156,200	9,381	9,380	155,996	9,380	155,996
Series E	32.89	433,934	13,194	13,194	433,507	13,194	433,507
Series F	50.19	690,612	14,942	13,759	675,913	13,759	675,913
Series G	57.90	2,014,492	34,742	33,065	1,727,134	—	—
Junior	866.67	1,300	2	2	1,300	2	1,300
Total		$3,706,104	173,947	170,301	$3,405,435	136,902	$1,678,301

During the year ended December 31, 2017, the Company issued and sold an aggregate of 32,812,199 shares of its Series G Preferred Stock for net proceeds of $1,697.8 million (“Series G Financing”) and issued a total of 251,968 shares of Series G Preferred Stock in connection with the acquisition of Fieldlens and Flatiron.
The Series G Financing closed in three tranches during the year ended December 31, 2017. Per the terms of the agreement, if the second closing did not occur on or before June 30, 2017, the investor was required to purchase the shares at a price above fair market value. This legally binding commitment represented a forward option to sell 11.5 million shares of Series G Preferred Stock at a purchase price above its fair market value (“Tranche Right”) as of June 30, 2017. The Tranche Right was able to be legally separated and transferred to a party separate from the holder of the initial Series G Preferred Stock and was considered legally detachable from the Series G Preferred Stock. As such, the instrument was separately exercisable, as the execution of the June 2017 closing did not extinguish or otherwise impact the initial Series G Preferred Stock issued. Both criteria make the Tranche Right a freestanding instrument. Although the Tranche Right is to issue preferred stock rather than an obligation to repurchase the stock, the underlying shares are redeemable upon the occurrence of an event outside the Company’s control, and thus the Tranche Right represents an obligation to repurchase shares pursuant to liability accounting.
The second round of Series G of Financing did not close prior to June 30, 2017, and as a result, the Company recorded the $94.6 million fair market value of the Tranche Right forward option as an other investment on its balance sheet as of June 30, 2017, with a corresponding increase to income from equity method and other investments during the year ended December 31, 2017 on the accompanying statement of operations. As of July 31, 2017, the second round of the Series G Financing closed and Tranche Right was redeemed.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

During the fourth quarter of 2017, the investor and the Company negotiated a 3rd round of Series G Financing. The agreement allowed the investor to purchase an additional 15.5 million shares of Series G Preferred Stock at a purchase price below the fair market value per share. This was considered a non-arms length transaction as the investor is a significant shareholder of the Company. The 3rd round of Series G Financing closed on October 27, 2017 and resulted in a $(111.0) million loss included in income (loss) from equity method and other investments during the year ended December 31, 2017. The Company recorded a total net loss of $(16.4) million during the year ended December 31, 2017 in conjunction with the three Series G Financing closings.
In connection with a secondary offering that occurred during the year ended December 31, 2017, the Company approved a partial conversion of a $6.0 million convertible note that was convertible into 1,119,530 shares of Series C Preferred Stock. The Company issued 334,228 shares of Series C Preferred Stock in connection with this conversion. The original $6.0 million convertible note was included as a component of the carrying amount of the Series C Preferred Stock upon its inception during 2014. As of December 31, 2017, the remaining balance of the convertible note, included as a component of the carrying amount of the Series C Preferred Stock, is $4.2 million and represents the right to convert into 785,302 shares of Series C Preferred Stock.
On various dates during the year ended December 31, 2016, the Company issued and sold an aggregate of 13,759,327 shares of its Series F Preferred Stock and approximately 250,000 warrants for the purchase of shares of Class A Common Stock at $0.001 for total net proceeds of $679.9 million (the “Series F Financing”). Approximately $675.9 million of the net proceeds were allocated to the Series F Preferred Stock and the remaining $4.0 million were allocated to the issuance of the warrants, recorded through additional paid-in capital.
The Series A, B, C, D-1, D-2, E, F and G Preferred Stock are referred to as the “Senior Preferred Stock.” The rights and preferences of the Senior Preferred Stock are as follows:
Conversion — The Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D-1 Preferred Stock, Series D-2 Preferred Stock, Series E Preferred Stock, Series F Preferred Stock, and Series G Preferred Stock are convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class A Common Stock as is determined by dividing the original issue price for such series of Senior Preferred Stock by the conversion price for such series of Senior Preferred Stock in effect at the time of conversion. The conversion price for each series of Senior Preferred Stock was initially equal to the original issue price for such series of Senior Preferred Stock, subject to adjustment as provided in the Company’s restated certificate of incorporation. As of December 31, 2017, all Convertible Preferred Stock, are convertible into Common Stock on a one-to-one basis.
Upon either (a) the closing of the sale of shares of Class A Common Stock to the public in a firm commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (an “IPO”), resulting in at least $250.0 million of gross proceeds to the Company (a “Qualifying IPO”), or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Senior Preferred Stock (voting together as a single class on an as converted to common stock basis), all outstanding shares of preferred stock of the Company will automatically be converted into shares of Class A Common Stock, at the then-effective conversion rate for such series of Preferred Stock (subject to certain additional consent rights in favor of holders of each of the Series C Preferred Stock, Series D-1 and D-2 Preferred Stock, Series E Preferred Stock, Series F Preferred Stock and Series G Preferred Stock), and such shares may not be reissued by the Company. For purposes of this conversion, each share of Junior Preferred Stock will convert into the number of shares of Class B Common Stock equal to the original issue price of the Junior Preferred Stock divided by the price per share of common stock issued in connection with a Qualifying IPO.
Redemption — The Senior Preferred Stock is not redeemable at the option of any holder thereof (except in limited circumstances as set forth in the Company’s restated certificate of incorporation).

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

Voting — The holders of Senior Preferred Stock have the right to one vote for each share of Class A Common Stock into which such Senior Preferred Stock could then be converted, as applicable except as expressly provided by the Company’s restated certificate of incorporation or as provided by law. Except as expressly provided by the Company’s restated certificate of incorporation or as provided by law, the holders of Class A Common Stock, Class B Common Stock and Senior Preferred Stock vote together as a single class on an as converted to common stock basis on all matters upon which holders of Class A Common Stock, Class B Common Stock, and Senior Preferred Stock have the right to vote. In addition, the holders of the Series G Preferred Stock have additional protective rights in effect during the period from October 25, 2017 through June 30, 2018, that require the affirmative vote of at least two-thirds of the Series G Preferred Stock for transactions including the issuance of equity having a preference over or being on parity with the Series G Preferred Stock, the consummation of a deemed liquidation event or change in control that would require the specified investor to receive an amount less than $3.3 billion, and the consummation of a public offering at a price per share less than $56.99.
At any time when a specified number of shares of Senior Preferred Stock are outstanding, the Company may not take certain enumerated actions without (in addition to any other vote required by law or the Company’s restated certificate of incorporation) the written consent or affirmative vote of the holders of at least a majority or two-thirds of the then outstanding shares of Senior Preferred Stock, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class on an as converted to Common Stock basis.
The holders of the shares of Series A Preferred Stock and Series F Preferred Stock, exclusively and as a separate class, are each entitled to elect one director of the Company, the holders of the shares of Class B Common Stock, exclusively and as a separate class, are entitled to elect five directors of the Company, and the holders of the shares of Series G Preferred Stock, exclusively and as a separate class are entitled to elect two directors of the Company. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. The holders of record of the common stock and of any other class of voting stock, exclusively and voting together as a single class on an as-converted to common stock basis, are entitled to elect the balance of the total number of directors of the Company. Except as provided by law or by the other provisions of the Company’s restated certificate of incorporation, holders of the Junior Preferred Stock are not entitled to vote on any matter presented to the stockholders.
Dividends — Dividends on the Senior Preferred Stock are noncumulative, and are payable when and if declared by the Company’s Board of Directors, and prior and in preference to any declaration or payment of dividends on any other series or class of capital stock. The holders of Junior Preferred Stock are not entitled to receive any dividends.
Anti‑Dilution — The conversion ratio for the Senior Preferred Stock is adjusted on a broad weighted-average basis in the event of an issuance (or deemed issuance) below the applicable Senior Preferred Stock price, as adjusted.
Liquidation — In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or certain mergers, consolidations or asset sales:

•
First, the holders of shares of each series of Senior Preferred Stock then outstanding are entitled to be paid out of the assets of the Company, on a pari passu basis, but before any payment is made to the holders of Junior Preferred Stock or common stock, an amount per share equal to the greater of (i) the applicable original issue price for such series of Senior Preferred Stock, provided that, in the case of the Series G Preferred Stock, the Series G original issue price shall be deemed solely for this purpose to be increased by an amount per square equal to the Tender Offer Catchup Amount as set forth in that certain Series G Preferred Share Purchase Agreement (which increases the liquidation preference on only those shares to $60.95 per share), plus, in each case, any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of Senior Preferred Stock been converted

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

into Class A Common Stock in accordance with the Company’s restated certificate of incorporation immediately prior to such transaction;

•
Second, after the payment of all preferential amounts required to be paid to the holders of shares of Senior Preferred Stock, the holders of shares of Junior Preferred Stock then outstanding are entitled to be paid out of the assets of the Company, before any payment is made to the holders of common stock, an amount per share equal to the original issue price for the Junior Preferred Stock; and

•
Third, after the payment of all preferential amounts required to be paid to the holders of shares of Senior Preferred Stock and Junior Preferred Stock, the remaining assets of the Company will be distributed among the holders of shares of common stock, pro rata based on the number of shares held by each such holder.

Stockholders’ Agreement — Pursuant to the terms of an amended and restated stockholders’ agreement, no transfers by any of the parties are permitted other than certain permitted transfers described in the stockholders’ agreement. Certain major investors have a right of first refusal and right of co‑sale, on a pro rata basis and subordinate to the Company’s right of first refusal, on transfers of any stock held by certain parties to the stockholders’ agreement.
Note 16.  Shareholders’ equity
Common Stock — Each share of Class B Common Stock is convertible, at the option of the holder thereof, at any time, into one fully paid and nonassessable share of Class A Common Stock. Shares of Class B Common Stock also automatically convert into shares of Class A Common Stock in the event of a transfer (other than in the case of certain permitted transfers).
The holders of the shares of Class A Common Stock are entitled to one vote per share and the holders of the shares of Class B Common Stock are entitled to ten votes per share. The holders of the shares of Class B Common Stock, exclusively and as a separate class, are also entitled to elect five directors of the Company. All classes of common stock are ranked equally and are entitled to the same treatment with respect to cash dividends and the same rights to participate in the distribution of proceeds upon liquidation, sale or dissolution of the Company.
Nonrecourse Stockholder Loans — On May 30, 2013, the Company issued Stockholder Loans (the “2013 Stockholder Loans”) totaling $10.4 million maturing on May 30, 2016, with interest due at a rate of 0.2% per annum. The 2013 Stockholder Loans were collateralized with an aggregate of 14,559,510 shares of the Company’s common stock owned by the borrowers (the “2013 Collateral Shares”). The 2013 Collateral Shares were fully vested shares received by the borrowers prior to the transaction in exchange for services previously rendered to the Company.
The 2013 Stockholder Loans also provided the Company the option to purchase 5,599,845 of the 2013 Collateral Shares for $1.85 per share (“Purchased Call Option”), subject to the terms and conditions of the loan agreements. In May 2016 the Company purchased and retired the 5,599,845 shares and settled the 2013 Stockholder Loans by exercising its Purchased Call Option. As a result, the liability component related to the Purchase Call Option was settled through an increase to additional paid in capital in the amount of $6.4 million in May 2016.
On February 4, 2014, the Company issued additional loans to certain stockholders (the “2014 Stockholder Loans”) totaling $15.0 million maturing on February 4, 2017 with interest due at a rate of 0.2% per annum. The 2014 Stockholder Loans were collateralized with an aggregate of 2,798,825 shares of the Company’s common stock owned by the borrowers (the “2014 Collateral Shares”). The 2014 Collateral Shares were fully vested shares received by the borrowers prior to the transaction in exchange for services previously rendered to the Company. The 2014 Stockholder Loans also provided the Company the option to purchase the 2014 Collateral Shares at the same price underlying the 2014 Stockholder Loans, subject to the terms and conditions of the loan agreements. In May 2016 the Company exercised its option, purchased and retired the 2,798,825 shares and the 2014 Stockholder Loans were settled.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

Warrants — As of December 31, 2017, outstanding warrants to acquire shares of the Company’s stock were as follows:

Convertible Into	Number of Shares	Exercise Price	Expiration Date
Class B Common Stock	1,599,953	$0.783	October 25, 2018
Class A Common Stock	6,128	$13.12	July 31, 2025
Class A Common Stock	250,000	$0.001	February 8, 2026
	1,856,081

Secondary stock offering — In October 2017, with the approval of the Company, an investor group of the Company, executed a $1.3 billion secondary offering for acquisition of all eligible outstanding convertible preferred and common stock, including the shares underlying exercisable options, warrants and convertible notes of the Company. Holders of Series G Preferred Stock and Junior Preferred Stock were not eligible to participate in this offering.
At the close of the secondary offering, 22,871,249 shares of Class A Common Stock of the Company were acquired by the investor group for $949.0 million. All Class B Common Stock sold in the secondary offering were, in accordance with their terms, converted to Class A Common Stock prior to their transfer to the investor. In addition, 7,968,505 shares of convertible preferred stock of the Company were acquired by the investor group for $351.0 million. The convertible preferred stock acquired in this offering retained their original rights and preferences.
Of the 22,871,249 shares of Class A Common Stock, 9,415,659 common shares were acquired from employees of the Company at a price of $51.81 per share, which resulted in $271.0 million of additional stock-based compensation expense during the year ended December 31, 2017.
Note 17.  Stock‑based compensation
Effective May 31, 2013, the Company adopted an equity‑based compensation plan, the 2013 Stock Incentive Plan, as amended (the “2013 Plan”), authorizing the grant of equity-based awards (including stock options and restricted stock) to its management, employees, non‑employee directors and other non-employees. The total number of the Company’s common shares that could be granted under the 2013 Plan was 37,689,450.
Effective February 4, 2015, the Company adopted a second equity‑based compensation plan, the 2015 Equity Incentive Plan, as amended (the “2015 Plan”), authorizing the grant of equity-based awards (including stock options, restricted stock and restricted stock units) to its management, employees, non‑employee directors and other non-employees. On December 8, 2017, the Company amended and restated the 2015 Plan to increase the total number of the Company’s common shares that are reserved for grant and issuance under the 2015 Plan to 18,339,874. Following the adoption of the 2015 Plan, no further grants were made under the 2013 Plan. As of December 31, 2017, 63,727 common shares and equivalents remained available for further grants under the 2015 Plan.
Stock Options — Stock options granted consist primarily of time‑based options to purchase the Company’s common shares, the majority of which vest over a five‑year period and have a ten‑year contractual term. These awards are subject to the risk of forfeiture until vested by virtue of continued employment or service to the Company and, with respect to certain awards, satisfaction of various performance criteria.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

The following table summarizes the stock option activity during the year ended December 31, 2017:

			Weighted-
		Weighted-	Average	Aggregate
		Average	Remaining	Intrinsic
	Number of	Exercise	Contractual	Value
	Shares	Price	Life in Years	(In thousands)
Outstanding, December 31, 2016	25,326,577	$7.00	7.8	$369,033
Granted	4,629,871	$24.03
Exercised	(1,743,318)	$5.00
Forfeited/canceled	(1,356,776)	$17.13
Outstanding, December 31, 2017	26,856,354	$9.55	7.2	$453,814
Exercisable, December 31, 2017	16,584,046	$4.15	6.4	$369,757
Vested and expected to vest, December 31, 2017	27,523,565	$9.36	7.2	$470,376
Vested and exercisable, December 31, 2017	15,280,520	$3.95	6.3	$343,786

The weighted‑average grant date fair value of options granted during the years ended December 31, 2017 and 2016 was $10.31 and $7.80, respectively.
The Company estimates the fair value of stock option awards granted using the Black-Scholes Model and a single option award approach. The assumptions used to value stock options issued during the years ended December 31, 2017 and 2016 were as follows:

	Year Ended December 31,
	2017	2016
Fair value of common stock	$ 21.57 - 26.45	$ 18.98 - 21.57
Weighted average expected term (years)	6.42	6.28
Weighted average expected volatility	40.0%	40.0%
Risk-free interest rate	1.78 - 2.32%	1.03 - 2.23%
Dividend yield	—	—

For the years ended December 31, 2017 and 2016, the Company recorded total stock‑based compensation expense of $16.9 million and $12.0 million, respectively, related to stock options awarded to employees and non-employee directors. As of December 31, 2017 and 2016, the unrecognized stock‑based compensation expense from outstanding options awarded to employees and non-employee directors was approximately $71.5 million and $32.2 million, respectively, expected to be recognized over a weighted‑average period of approximately 4.2 years and 3.9 years, respectively. The tax benefit realized from stock options exercised was $70.0 million for the year ended December 31, 2017.
For the years ended December 31, 2017 and 2016, the Company recorded $1.3 million and $0.7 million of general and administrative expenses related to stock options awarded to non-employee contractors for services rendered. As of December 31, 2017 and 2016, there was $4.5 million and $3.4 million, respectively, of total unrecognized expense related to stock options expected to be recognized over a weighted‑average period of approximately 3.4 years and 3.4 years, respectively.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

For the year ended December 31, 2017 and 2016, $0.9 million and none, respectively, of expense relating to stock options awarded to non-employees relating to goods received and services provided was capitalized and recorded as a component of property and equipment on the accompanying consolidated balance sheets. As of December 31, 2017 and 2016, there was $1.0 million and none, respectively, of total unrecognized cost related to these stock options expected to be recognized over a weighted‑average period of approximately 3.3 years.
Early Exercise of Stock Options — The Company allows certain employees and directors to exercise stock options granted under the 2013 Plan prior to vesting. The shares received as a result of the early exercise of unvested stock options are subject to a repurchase right by the Company at the original exercise price for a period equal to the original vesting period.
During 2014, certain individuals early exercised stock options prior to vesting; however, in lieu of the cash consideration required to exercise the stock options, these individuals each provided a 1.9% interest bearing recourse note, for an aggregate of $2.7 million and $2.5 million as of December 31, 2017 and 2016, respectively. As a result of the early exercises, the individuals received shares of restricted Class B Common Stock which will vest over a specified period of time (which is consistent with the original vesting schedule of the stock options grant). The restricted Class B Common Stock is subject to repurchase at the original exercise price by the Company over the original vesting term. The recourse notes mature in November 2023 and are included as a component of equity.
Restricted Stock — Grants of the Company’s restricted stock or restricted stock units consist primarily of time-based awards that are subject to the risk of forfeiture until vested by virtue of continued employment or service to the Company.
During 2015, certain executives of the Company were issued 440,864 shares of restricted Class A and 500,000 shares of restricted Class B common stock in exchange for recourse promissory notes with principal balances totaling $6.2 million and $10.2 million as of December 31, 2017 and 2016, respectively. These restricted shares vest primarily over a five year period. The recourse notes pay interest rates ranging from 1.6% to 1.8% and have maturities of approximately nine years and are recorded as a component of equity. In addition, during 2015 one of the officers also paid $0.7 million for another 90,000 shares of restricted Class B Common Stock, of which 45,000 vested immediately and the remainder vest ratably over the 13th month through the 36th month period from the date of acquisition or exercise. During 2017, the Company received $4.2 million of repayments towards these promissory notes and accrued interest which included the redemption of 115,541 shares that were unvested, in the amount of $1.5 million, and the receipt of cash in the amount of $2.7 million.
The Company reflects restricted stock and restricted stock units as issued and outstanding common shares when vested and when the Class A or Class B Common Stock has been delivered to the individual. The following table summarizes the WeWork Companies, Inc. restricted stock and restricted stock unit activity for the year ended December 31, 2017:

		Weighted Average
	Shares	Grant Date Value
Unvested, December 31, 2016	2,414,034	$16.49
Granted (1)	1,323,457	22.51
Vested (2)	(699,430)	15.49
Forfeited/canceled	(115,541)	13.12
Unvested, December 31, 2017	2,922,520	$19.66

(1)
Includes 1,284,974 restricted stock units granted in May 2017, which will vest annually over a seven year employment service period, only if and when an initial public offering or Acquisition (as defined in the 2015 Plan) occurs within 10 years of the date of grant. Recognition of any compensation expense relating to these grants will be deferred until consummation of such initial public offering or Acquisition occurs.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

(2)
Includes 191,394 restricted stock units which vested in 2017, however the underlying common shares have not been issued to the individual. As of December 31, 2017, $4.3 million was included in as a component of additional paid-in capital on the accompanying balance sheet relating to these vested restricted stock units that have not been settled.

The fair value of restricted stock that vested during the years ended December 31, 2017 and 2016 was $18.5 million and $38.2 million, respectively.
For the years ended December 31, 2017 and 2016, the Company recorded total stock‑based compensation expense of $7.6 million and $10.7 million, respectively, related to restricted stock and restricted stock units awarded to employees and non-employee directors. As of December 31, 2017 and 2016, there was $24.3 million and $32.3 million, respectively, of total unrecognized stock‑based compensation expense related to unvested restricted stock and restricted stock units awarded to employees and non-employee directors expected to be recognized over a weighted‑average period of approximately 3.1 years and 3.7 years, respectively.
For the years ended December 31, 2017 and 2016, the Company recorded $1.2 million and $0.9 million of general and administrative expenses, respectively, associated with restricted stock issued to non-employee contractors for services rendered. As of December 31, 2017 and 2016, there was $1.3 million and $1.3 million of total unrecognized expense related to unvested restricted stock expected to be recognized over a weighted‑average period of approximately 0.7 years and 1.9 years, respectively.
Total Stock‑Based Compensation — The total of all non-cash adjustments relating to stock-based compensation expense related to employees and non-employee directors are reported in the following financial statement line items:

	Year Ended December 31,
(Amounts in thousands)	2017	2016
Stock-based compensation included in:
Community operating expenses	$18,718	$2,032
Other operating expenses	355	—
Sales and marketing	4,244	775
Growth and new market development	11,383	2,486
General and administrative expenses	260,662	17,367
Total stock-based compensation	$295,362	$22,660

Stock-Based Awards to Non-Employees — From time to time, the Company issues common shares, restricted stock or stock options to acquire common shares to non-employee contractors for services rendered. The stock options and shares of WeWork Companies, Inc. granted, vested, exercised, forfeited/canceled during 2017 are included in the above tables together with the employee awards.
Stock options granted in 2016 to non-employees included the option to purchase 500,000 shares of the Company’s Class A Common Stock that will vest upon the achievement of certain member count and profitability-based targets that must be met during a four year vesting period and the option to purchase up to 120,000 shares of the Company’s Class A Common Stock determined quarterly by a vesting schedule that evaluates the average price per usable square foot for accepted goods in comparison to a benchmark average price as set out in the option agreement.
The tables above, do not include any grants of restricted shares in the Company’s consolidated subsidiaries. In April 2017, the Company’s consolidated subsidiary, ChinaCo, granted a consultant the right to subscribe to 10,000,000 of ChinaCo’s ordinary shares which will vest annually over a five year period and had a grant date value of $3.51 per ChinaCo ordinary share. The consultant to whom the rights were granted is also a member of the Company’s and ChinaCo’s board of directors however, the services required per the terms of grant are greater in scope than the

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

individual’s responsibilities as a standard director. During the year ended December 31, 2017, the Company recorded $4.8 million of general and administrative expenses, associated with the rights to subscribe to ChinaCo ordinary shares granted to non-employee contractors for services rendered. This expense was recorded as an increase in the equity allocated to noncontrolling interests on the Company’s consolidated balance sheet as of December 31, 2017. As of December 31, 2017, there was $31.3 million of total unrecognized expense related to unvested ChinaCo ordinary shares expected to be recognized over a weighted‑average period of approximately 4.3 years.
Note 18.  Net loss per share
We compute net loss per share of Class A common stock and Class B common stock under the two-class method required for multiple classes of common stock and participating securities. The rights, including the liquidation and dividend rights, of the Class A common stock and Class B common stock are substantially identical, other than voting rights. Accordingly, the Class A common stock and Class B common stock share in our net losses.
Our participating securities includes Series A, B, C, D-1, D-2, E, F and G Preferred Stock, as the holders of these series of preferred stock are entitled to receive a noncumulative dividend on a pari passu basis in the event that a dividend is paid on common stock, and holders of certain vested RSUs that have a non-forfeitable right to dividends in the event that a dividend is paid on common stock. The holders of our Junior Preferred Stock are not entitled to receive dividends and are not included as participating securities. The holders of Series A, B, C, D-1, D-2, E, F and G Preferred Stock as well as the holders of certain vested RSUs with a non-forfeitable right to dividends, do not have a contractual obligation to share in our losses. As such, our net losses for the years ended December 31, 2016 and 2017 were not allocated to these participating securities.
Basic net loss per share is computed by dividing net loss attributable to WeWork Companies Inc. attributable to its Class A common and Class B common stockholders by the weighted-average number of shares of our Class A common stock and Class B common stock outstanding during the period.
For the computation of diluted net loss per share, net loss per share attributable to common stockholders for basic net loss per share is adjusted by the effect of dilutive securities, including awards under our equity compensation plans. Diluted net loss per share attributable to common stockholders is computed by dividing the resulting net loss attributable to WeWork Companies Inc. attributable to its Class A common and Class B common stockholders by the weighted-average number of fully diluted common shares outstanding. In the years ended December 31, 2016 and 2017 our potential dilutive shares, such as stock options, restricted stock, RSUs, warrants, convertible note, and shares of convertible Series A, B, C, D-1, D-2, E, F, G and Junior Preferred Stock were not included in the computation of diluted net loss per share as the effect of including these shares in the computation would have been anti-dilutive.
The numerators and denominators of the basic and diluted net loss per share computations for our common stock are calculated as follows for the years ended December 31, 2016 and 2017:

	Year Ended December 31,
(in thousands, except share and per share data)	2017	2016
Numerator:
Net loss attributed to WeWork Companies Inc.	$(883,994)	$(429,690)
Net loss attributable to Class A and Class B common stockholders	$(883,994)	$(429,690)
Denominator:
Basic shares:
Weighted-average shares - Basic	159,689,116	161,324,940
Diluted shares:
Weighted-average shares - Diluted	159,689,116	161,324,940
Net loss per share attributable to Class A and Class B common stockholders:
Basic	$(5.54)	$(2.66)
Diluted	$(5.54)	$(2.66)

The following table presents the total weighted-average number of potentially dilutive shares that were excluded from the computation of diluted net loss per share attributable to Class A and Class B common stockholders because their effect would have been anti-dilutive for the periods presented:

	Year Ended December 31,
	2017	2016
Convertible Preferred Stock Series A, B, C, D-1, D-2, E, F, and G	150,447,821	130,262,290
Convertible Preferred Stock Series Junior	1,500	1,500
Convertible Note	1,065,504	1,119,530
Stock options not subject to performance conditions	16,087,094	12,046,959
Unvested restricted stock/RSUs not subject to performance conditions	607,695	1,874,389
Vested RSUs with non-forfeitable dividend rights	43,605	—
Warrants	2,355,035	2,528,340

Pro forma Net Loss per share (unaudited)
Unaudited pro forma basic and diluted net loss per share were computed to give effect to the automatic conversion of all outstanding convertible preferred stock into Class A common stock other than our Junior Preferred Stock which automatically converts to Class B common stock in connection with a qualifying initial public offering and our convertible note that automatically ultimately converts into Class A common stock using the if-converted method as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later. The liquidation and dividend rights are identical among Class A and Class B common stock, and both classes of common stock share equally in our earnings and losses.
In addition, the pro forma share amounts include the RSUs granted to employees with both service-based and performance conditions, that will vest on the satisfaction of the performance condition in connection with the completion of a qualifying initial public offering. Stock-based compensation expense associated with these RSUs is excluded from this pro forma presentation. If the qualifying initial public offering had occurred on

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

December 31, 2017, we would have recorded $2.8 million of stock-based compensation expense related to these RSUs. Since these RSUs have not yet met the respective service-based conditions, these shares are not included as part of pro forma basic shares but included in potentially pro forma dilutive shares as of December 31, 2017, the effect of which were anti-dilutive.
The numerators and denominators of the basic and diluted pro forma net loss per share computations for our common stock are calculated as follows for the year ended December 31, 2017:

(in thousands, except share and per share data)	Year Ended December 31, 2017
Numerator:
Net loss attributed to WeWork Companies Inc. as reported	$(883,994)
Net loss attributable to Class A and Class B common stockholders for pro forma computation	$(883,994)
Denominator:
Basic Shares:
Weighted-average shares outstanding used for basic net loss per share computation	159,689,116
Pro forma adjustment to reflect assumed conversion of Series A, B, C, D-1, D-2, E, F, and G preferred stock to Class A common stock	150,447,821
Pro forma adjustment to reflect assumed conversion of convertible note to Class A common stock	1,065,504
Pro forma adjustment to reflect assumed conversion of Junior Preferred Stock to Class B common stock	1,500
Number of shares used for pro forma basic net loss per share computation	311,203,941
Diluted shares:
Weighted-average shares - Diluted	311,203,941
Pro forma net loss per share attributable to Class A and Class B common stockholders:
Basic	$(2.84)
Diluted	$(2.84)

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

Note 19.  Commitments and contingencies
Lease Commitments —
Operating leases
Future minimum rental payments under operating leases, inclusive of escalation clauses and exclusive of contingent rent payments, that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2017 are as follows:

(Amounts in thousands)	Total
2018	$706,198
2019	983,716
2020	1,071,181
2021	1,114,750
2022	1,143,480
2023 and beyond	13,228,912
Total minimum payments	$18,248,237

Capital leases
The Company’s assets subject to capital leases had a gross carrying value of $43.3 million and accumulated amortization of $6.3 million as of December 31, 2017. Future minimum payments with respect to obligations under the Company’s capital leases as of December 31, 2017 are as follows:

(Amounts in thousands)	Total
2018	$5,676
2019	5,616
2020	5,672
2021	5,772
2022	5,901
2023 and beyond	51,010
Total minimum payments	79,647
Less amount representing interest	(27,234)
Present value of net minimum obligations	52,413
Less current portion	(1,649)
Long-term portion	$50,764

Credit Agreement — In November 2015, the Company amended and restated its credit facility to provide up to $650.0 million in revolving loans and letters of credit, subject to certain financial covenants. In August 2016, March 2017, and November 2017, the Company executed amendments to the credit agreement which amended certain of the financial and other covenants. In November 2017, the Company entered into a new letter of credit facility that provides for an additional $500.0 million in availability of letters of credit. The revolving loans and letters of credit under the credit agreement and the letter of credit reimbursement agreement will terminate in November 2020.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

The credit agreement and the letter of credit reimbursement agreement contain customary representations, warranties, covenants (including certain financial covenants) and events of default applicable to the Company and its subsidiaries that could give rise to accelerated repayment. The Company was in material compliance with all of the covenants as and to the extent required by the credit agreement as of December 31, 2017.
Any amount borrowed under the credit agreement and reimbursement obligations under the letter of credit reimbursement agreement are guaranteed by the Company and certain of the Company’s domestic wholly-owed subsidiaries. The obligations under the revolving credit facility and letter or credit facility are secured on a pari passu basis (except with respect to certain cash collateral) by a lien on substantially all of the Company’s assets and substantially all of the assets of substantially all of the Company’s subsidiaries that are guarantors, as applicable, including the pledge of the equity interests in each of the Company’s, and the guarantors’, direct subsidiaries to secure the applicable loan, reimbursement and guarantee obligations. The guarantee and security requirements under each of these facilities are subject to certain customary exceptions and exclusions.
As of December 31, 2017 and 2016, $481.7 million and $305.4 million, respectively, of stand‑by letters of credit were outstanding under a combination of the credit facility and the letter of credit facility, the purpose of which is to guarantee payment under certain leases entered into by certain of the Company’s subsidiaries. These letters of credit were secured by restricted cash of $150.3 million and $73.7 million, respectively, at December 31, 2017 and 2016. There were no other borrowings outstanding under the credit agreement as of December 31, 2017 and 2016.
The Company deferred $3.5 million and $1.3 million in financing costs associated with the amendments in 2017 and 2016, respectively, which are included as a component of other assets.
Construction Commitments — In the ordinary course of its business, the Company enters into certain agreements to purchase construction and related contracting services related to the build-outs of the Company’s operating locations that are enforceable, legally binding, and that specify all significant terms and the approximate timing of the purchase transaction. The Company’s purchase orders are based on current needs and are fulfilled by the vendors as needed in accordance with the Company’s construction schedule. As of December 31, 2017 and 2016, the Company had issued approximately $89.1 million and $121.0 million, respectively, in such outstanding construction commitments.
Legal Matters — The Company is, from time‑to‑time, party to litigation arising in the normal course of its business or litigation that is adequately covered by insurance. In the normal course of business, the Company also actively monitors violations of our valuable trademark rights and pursues legal action as determined appropriate. Other than as discussed below, management believes that none of these actions will have a material effect on the consolidated financial position, results of operations or cash flows of the Company.
In December 2017, the Company was served with a lawsuit relating to wage and hour violations pursuant to classification of certain employees. The action seeks civil penalties under California’s Private Attorneys General Act (“PAGA”). It is not currently possible to estimate an outcome or possible range of loss for this lawsuit.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

Asset Retirement Obligations — As of December 31, 2017 and 2016, the Company had asset retirement obligations of $53.3 million and $33.5 million recorded within other liabilities. Asset retirement obligations include the following activity during the years ending December 31, 2017 and 2016:

	Year Ended December 31,
(Amounts in thousands)	2017	2016
Balance at beginning of year	$33,533	$10,022
Liabilities incurred in the current period	16,453	17,546
Liabilities settled in the current period	—	—
Accretion of liability	2,653	1,628
Revisions in estimated cash flows	—	4,525
Effect of foreign currency exchange rate changes	697	(188)
Balance at end of year	$53,336	$33,533

Note 20.  Other related party transactions
During the year ended December 31, 2017 and 2016, the Company paid none and approximately $36,000, respectively, for consulting services rendered by a professional services firm owned by a former officer of the Company.
The Company has entered into two separate operating lease agreements for space in buildings that are partially owned by officers and affiliates of the Company. During the years ended December 31, 2017 and 2016, the Company recognized $6.1 million and $3.7 million, respectively, of rent expense related to these leases. Future minimum rental payments under these leases, inclusive of escalation clauses and exclusive of contingent rent payments, are approximately $90.0 million as of December 31, 2017.
The Company has entered into a lease agreement for space in a building partially owned by officers of the Company and this lease is accounted for as a capital lease. During the years ended December 31, 2017 and 2016, the Company recognized $1.7 million and $1.8 million, respectively, of interest expense related to this lease. Future payments with respect to obligations under this capital lease, are approximately $20.8 million as of December 31, 2017.
The Company has entered into a separate lease agreement for space in a building owned by certain entities in which the Company has an equity method investment. During the years ended December 31, 2017 and 2016, the Company recognized $1.3 million and $1.4 million, respectively, of interest expense related to this lease which is accounted for as a capital lease. Future payments with respect to obligations under this capital leases, are approximately $30.5 million as of December 31, 2017.
The Company has entered into lease agreements for space in two buildings that are owned by the Real Estate Fund, in which the Company is a 50% owner of the entity that is the general partner of the fund. During the year ended December 31, 2017, no rent expense had been recognized as possession of the leased space had not occurred. Future minimum rental payments under these leases, inclusive of escalation clauses and exclusive of contingent rent payments, are approximately $262.1 million as of December 31, 2017.
During 2017, the Company received unsecured loans totaling $26.1 million from the Real Estate Fund, in which the Company is a 50% owner of the entity that is the general partner of the fund. The loans are payable in full by the Company upon maturity on April 10, 2018, accrue interest at a rate of 1.52%, and are included in loans payable to related parties as of December 31, 2017 on the accompanying balance sheets.
As of December 31, 2017 and 2016, the Company had $3.8 million and $11.0 million, respectively, in outstanding recourse promissory notes to certain employees of the Company. The promissory notes include interest rates ranging

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

from 0.64% to 1.68% and have maturities ranging from 2017 to 2026. As of December 31, 2017, $1.8 million was recorded in other current assets and $2.0 million was recorded in other assets on the accompanying balance sheets. As of December 31, 2016, $10.9 million was recorded in other assets and $0.1 million was recorded in other current assets on the accompanying balance sheets.
Note 21.  Concentration
The Company’s revenues and total property and equipment, by country, are as follows:

	Year Ended December 31,
(Amounts in thousands)	2017	2016
Revenue:
United States	$607,332	$330,554
United Kingdom	153,095	81,176
Israel	17,239	9,980
Other foreign countries	108,338	14,389
Total revenue	$886,004	$436,099

	December 31,
(Amounts in thousands)	2017	2016
Property and equipment:
United States	$1,854,543	$1,298,338
United Kingdom	299,388	151,971
Israel	1,611	612
Other foreign countries	473,614	134,564
Total property and equipment	$2,629,156	$1,585,485

A material portion of our existing and target member base consists of small and medium sized businesses and freelancers who may be disproportionately affected by adverse economic conditions. During the years ended December 31, 2017 and 2016, no single member accounted for greater than 10% of the Company’s revenues. In addition, our concentration in specific markets magnifies the risk to us of localized economic conditions in those cities or the surrounding regions. For the year ended December 31, 2017, we generated a majority of our United States revenue from our WeWork spaces in the greater New York City, Los Angeles, San Francisco, Washington D.C. and Boston markets. In the United Kingdom, 97% of our property and equipment and 100% of revenues are related to WeWork spaces in the greater London area. In the United States, the Company generally uses metropolitan statistical areas (as defined by the United States Census Bureau) to define its greater metropolitan markets. The nearest equivalent is used internationally.
Although the Company deposits its cash with multiple high credit quality financial institutions, its deposits, at times, may exceed federally insured limits. The Company believes no significant concentration risk exists with respect to its cash and cash equivalents.
Note 22.  Subsequent events
The Company has evaluated subsequent events from January 1, 2018 through December 28, 2018, which is the date the financial statements were available for issuance, and has determined that there are no subsequent events requiring adjustments to or disclosure in the financial statements, other than as discussed below.
During 2018, the Company issued $702 million in aggregate principal amount of unsecured senior notes due 2025 (the “Senior Notes”) at a 7.875% interest rate in a private offering pursuant to Rule 144A under the Securities Act

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

and Regulation S under the Securities Act. The Company’s gross proceeds of $702.0 million, from the issuance of the Senior Notes, were recorded net of debt issuance costs of $17.4 million.
During 2018, the Company issued a $1.0 billion convertible promissory note (the “Convertible Note”) to an affiliate of SoftBank Group Corp. (“SoftBank”). Interest accrues beginning on September 1, 2019, at a rate of 2.80%, compounded annually, and is payable upon maturity. The Convertible Note matures on February 12, 2024, unless converted earlier. Unless earlier converted or repaid in connection with a qualifying initial public offering or the sale of the Company, all of the outstanding principal and interest due under the Convertible Note will convert into preferred stock of the Company upon a preferred stock financing providing to the Company gross proceeds of at least $2.0 billion (including the value of the Convertible Note). The Company’s obligations under the Convertible Note are subordinate to the Company’s obligations under its existing credit facilities and its Senior Notes.
During 2018, the Company entered into a warrant with an affiliate of SoftBank pursuant to which the Company agreed to issue to SoftBank shares of the Company’s capital stock. Under the terms of the warrant, in exchange for the issuance of the Company’s capital stock in the future, SoftBank will make a payment of $1.5 billion on each of January 15, 2019 and April 15, 2019. The Company may defer one or both of these payments at its option. Unless earlier exercised in connection with a qualifying initial public offering, a qualifying equity financing, a sale of the Company or certain insolvency events, the right of SoftBank to receive shares of the Company’s capital stock will be automatically exercised on September 30, 2019 at a per-share price of $110.
During 2018, a consolidated subsidiary of the Company (“ChinaCo”) sold to investors $500.0 million of Series B Preferred Stock at a price of $18.319 per share and a liquidation preference of $18.319 per share.
During 2018, ChinaCo, PacificCo, and a consolidated wholly owned subsidiary of the Company (“WeWork Australia”), acquired 100% of the issued and outstanding stock of naked Hub Holdings Ltd. (“NH Holdings”), naked Hub Vietnam Holdings Limited (“NH Vietnam”), and naked Hub Australia Pty Ltd (“NH Australia” and, together with NH Holdings and NH Vietnam, “Naked Hub”). The total consideration for the acquisition of Naked Hub was $480.3 million, in the form of cash, ChinaCo Class A Ordinary Shares, and Class A Common Stock of the Company.
During 2018, the Company completed a merger to acquire 100% of the equity of Conductor, Inc. (“Conductor”) for total consideration of approximately $113.6 million. The total consideration included $15.8 million in cash and $97.8 million in Series AP-1 Preferred Stock.
During 2018, the Company acquired 100% of the equity of Teem Technologies, Inc. (“Teem”) for total cash consideration of $94.2 million.
Subsequent to December 31, 2017, the Company acquired 100% of the equity of three other companies, in various lines of business, for total consideration of $11.0 million. The total consideration included $7.9 million in cash and $3.1 million in Series AP-2 Preferred Stock.
During 2017, the Company entered into an agreement for the acquisition of DSQ and as of December 31, 2017 had funded approximately $77.8 million for a non-refundable deposit relating to this purchase agreement, as discussed in Note 3. The Company subsequently assigned its right to purchase the DSQ real estate portfolio to a new joint venture established to own, operate and manage the DSQ real estate portfolio. The joint venture closed on the acquisition of DSQ in 2018 and the Company received a reimbursement of approximately $25 million, which represented the difference between the deposit funded and the Company’s 10% share of the joint venture’s total capital contribution requirements. The Company was a tenant in one of the DSQ portfolio locations prior to the acquisition by the joint venture and subsequent to the acquisition signed new leases for additional space in other locations within the portfolio.
During 2018, the Company funded $50.0 million in convertible notes receivable to a wholly-owned subsidiary of the Real Estate Fund. The notes mature on January 31, 2019.

WeWork Companies Inc.
Notes to Consolidated Financial Statements
December 31, 2017

During 2018, certain executives of the Company were issued 756,039 shares of restricted Class A common stock in exchange for recourse promissory notes with principal balances totaling $20.2 million as of June 30, 2018. These restricted shares vest over a five year period and are subject to repurchase by the Company during the vesting period at the original issue price. The recourse notes pay interest rates ranging from 2.5% to 2.9% and have maturities of between seven to nine years.
During 2018, the Company funded an additional $5.2 million in outstanding recourse promissory notes to certain employees of the Company. The promissory notes have an interest rate of 2.6% and have maturities ranging from five to nine years.
Subsequent to December 31, 2017, the Company has continued to enter into new lease commitments and letters of credit in connection with continued domestic and international expansion occurring in the ordinary course of business.
******

           Shares

Class A Common Stock

Prospectus

             , 20

Until                    , 20        , all dealers that buy, sell or trade in our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information Not Required In Prospectus
Item 13. Other Expenses of Issuance and Distribution.
Estimated expenses, other than underwriting discounts and commissions, of the sale of the Registrant’s Class A common stock, are as follows:

SEC registration fee	$	*
FINRA filing fee		*
Listing fees and expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent and registrar fees and expenses		*
Printing fees and expenses		*
Miscellaneous expenses		*
Total expenses	$	*

*	To be furnished by amendment.
Item 14. Indemnification of Directors and Officers.
Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the “Securities Act”).
Upon completion of this offering, the Registrant’s restated certificate of incorporation will provide that the Registrant will indemnify, to the fullest extent permitted under the DGCL, each person who was or is a party or threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer or while a director or officer of the Registrant, is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans (all such persons being referred to as an “Indemnitee”), against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such Indemnitee in such Proceeding.
In addition, the Registrant’s restated certificate of incorporation will also allow the Registrant to indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Registrant or, while an employee or agent of the Registrant, is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person in connection with such Proceeding, including in defending any Proceeding in advance of its final disposition.
The Registrant has entered into or will enter into indemnification agreements with each of its current directors and executive officers. Each indemnification agreement provides or is expected to provide, among other things, for indemnification to the fullest extent permitted by law against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any claim. The indemnification agreements provide or will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to the Registrant if it is found that such indemnitee is not entitled to such indemnification under applicable law.
The Registrant maintains a general liability insurance policy that covers certain liabilities of directors and officers of the Registrant arising out of claims based on acts or omissions in their capacities as directors or officers.
In any underwriting agreement the Registrant enters into in connection with the sale of the Registrant’s Class A common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, the Registrant, the Registrant’s directors, the Registrant’s officers and persons who control the Registrant within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), against certain liabilities.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Registrant or the Registrant’s directors or the Registrant’s officers or persons who control the Registrant pursuant to the foregoing provisions, the Registrant has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 15. Recent Sales of Unregistered Securities.
Set forth below is information regarding all securities issued by the Registrant without registration under the Securities Act since January 1, 2016. The Registrant believes that each of these transactions was exempt from the registration requirements of the Securities Act pursuant to Section 4(a)(2), Regulation D, Regulation S or Rule 701 of the Securities Act or as transactions not involving the sale of securities.

(a)	Preferred stock financings
Between March 8, 2016 and December 1, 2016, the Registrant issued and sold an aggregate of 13,759,327 shares of Series F preferred stock for aggregate gross proceeds payable to the Registrant of approximately $690.6 million.
On March 13, 2017, the Registrant issued and sold 5,790,388 shares of Series G preferred stock for aggregate gross proceeds payable to the Registrant of approximately $300.0 million. On June 30, 2017, the Registrant issued and sold an additional 11,568,336 shares of Series G preferred stock for aggregate gross proceeds payable to the Registrant of approximately $700.0 million. On October 30, 2017, the Registrant issued and sold an additional 15,453,475 shares of Series G preferred stock for aggregate gross proceeds payable to the Registrant of approximately $700.0 million.

(b)	Acquisitions
On June 30, 2017, the Registrant acquired 100% of the capital stock of Fieldlens, Inc. in exchange for the issuance of 129,615 shares of Series G preferred stock, of which 23,249 shares were subject to holdback obligations. On June 30, 2018, all of the 23,249 holdback shares were released.
On August 24, 2017, the Registrant acquired 100% of the capital stock of Unomy Ltd. in exchange for the issuance of 53,902 shares of Class A common stock, of which 13,931 shares were subject to holdback obligations. The Registrant also issued an additional 377 shares of Class A common stock for a purchase price adjustment in connection with the Unomy acquisition.
On October 4, 2017, the Registrant acquired 100% of the capital stock of Spacemob Pte. Ltd. in exchange for the issuance of 96,372 shares of Class A common stock, of which 29,276 shares were subject to holdback obligations.
On October 11, 2017, the Registrant acquired 100% of the capital stock of Flatiron School, Inc. in exchange for the issuance of 154,355 shares of Class A common stock and 171,505 shares of Series G preferred stock, of which 23,314 shares and 25,903 shares, respectively, were subject to holdback obligations.
On March 22, 2018, the Registrant agreed to issue up to 1,600,000 shares of Series AP-1 preferred stock in connection with the Registrant’s acquisition of 100% of the capital stock of Conductor, Inc.

On May 17, 2018, the Registrant agreed to issue up to 39,996 shares of Series AP-2 preferred stock in connection with the Registrant’s acquisition of 100% of the capital stock of MissionU PBC.

(c)	Stock option grants and exercises and consulting arrangements
Since January 1, 2016, the Registrant has granted to its employees and others options to purchase an aggregate of               shares of Class A common stock under its equity compensation plans at a weighted average exercise price of $        per share.
Since January 1, 2016, the Registrant has granted to its employees and others options to purchase an aggregate of             shares of Class B common stock under its equity compensation plans at a weighted average exercise price of $       per share.
Since January 1, 2016, the Registrant has issued and sold to its employees and others an aggregate of               shares of Class A common stock in connection with the exercise of options granted under its equity compensation plans at a weighted average exercise price of $       per share.
Since January 1, 2016, the Registrant has issued and sold to its employees and others an aggregate of               shares of Class B common stock in connection with the exercise of options granted under its equity compensation plans at a weighted average exercise price of $       per share.
Since January 1, 2016, the Registrant has issued          shares of Class A common stock to consultants for services to be rendered to the Registrant by such consultants.

(d)	Issuances and exercises of warrants and convertible notes
Since January 1, 2016, the Registrant has issued          shares of Class A common stock in connection with the exercise of warrants at a weighted average exercise price of $     per share.
Since January 1, 2016, the Registrant has issued          shares of Class B common stock in connection with the exercise of warrants at a weighted average exercise price of $     per share.
On October 25, 2017, the Registrant issued          shares of Series C preferred stock in connection with the partial conversion of a convertible note. The outstanding principal amount remaining under this convertible note will be automatically converted to                shares of Series C preferred stock, which will then be converted to                shares of Class A common stock, at the closing of this offering.
On August 31, 2018, the Registrant issued a convertible note to SB WW Holdings (Cayman) Limited pursuant to that certain Agreement for Investment and Convertible Promissory Note dated July 28, 2018 between the Registrant and SoftBank Group Corp. The convertible note has a principal amount of $1,000,000,000 and accrues interest at a rate of 2.80% per annum beginning on September 1, 2019. The outstanding principal amount, including accrued interest thereon, will be automatically converted to shares of Class A common stock at the closing of this offering at a price per share equal to the initial public offering price per share set forth on the cover page of the prospectus included in this Registration Statement.

(e)	Senior notes
On April 30, 2018, the Registrant issued $702,000,000 aggregate principal amount of 7.875% senior notes due 2025.
Item 16. Exhibits and Financial Statement Schedules.

(a)	Exhibits: The list of exhibits set forth under “Exhibit Index” at the end of this Registration Statement is incorporated herein by reference.

(b)
Financial statement schedules: All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

Item 17. Undertakings.
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The Registrant hereby further undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2)
For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Exhibit Index

NUMBER	DESCRIPTION
1.1*	Form of Underwriting Agreement
3.1*	Form of Restated Certificate of Incorporation of the Registrant, to be in effect prior to the closing of the Registrant’s initial public offering
3.2*	Form of Amended and Restated Bylaws of the Registrant, to be in effect prior to the closing of the Registrant’s initial public offering
4.1*	Form of Class A Common Stock Certificate of the Registrant
4.2*	Form of Class B Common Stock Certificate of the Registrant
4.3*	Eighth Amended and Restated Registration Rights Agreement, dated as of , by and among the Registrant and the stockholders from time to time party thereto
4.4*	Form of Warrant to Purchase Class A Common Stock
5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
10.1*	Form of Indemnification Agreement
10.2*	WeWork Companies Inc. 2013 Stock Incentive Plan
10.3*	WeWork Companies Inc. 2015 Equity Incentive Plan
21.1*	Subsidiaries of the Registrant
23.1*	Consent of Ernst & Young LLP
23.3*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (contained in Exhibit 5.1)
24.1*	Powers of Attorney (included on signature page to the Registration Statement)

*	To be filed by amendment.

Signatures and powers of attorney
Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on              , 20 .

WeWork Companies Inc.

By:
Arthur Minson
President and Chief Financial Officer
Each of the undersigned officers and directors of the Registrant hereby severally constitutes and appoints Adam Neumann, Arthur Minson and Jennifer Berrent, and each of them acting alone, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them individually, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	, 20

	Chief Financial Officer (Principal Financial and Accounting Officer)	, 20

	Director	, 20

	Director	, 20

	Director	, 20

	Director	, 20

	Director	, 20

	Director	, 20